QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 12, 2007

No. 333-141678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Physicians Formula Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2844 (Primary Standard Industrial Classification Code Number)	20-0340099 (I.R.S. Employer Identification No.)

1055 West 8th Street
Azusa, California 91702
Telephone: (626) 334-3395
Telecopy: (626) 812-9462
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California 91702
Telephone: (626) 334-3395
Telecopy: (626) 334-8008
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
James S. Rowe Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Thomas R. Brome Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

        If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 12, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

4,391,000 Shares

Physicians Formula Holdings, Inc.
 Common Stock

        This prospectus relates to shares of our common stock offered by the selling stockholders. We are not selling any shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

        Our common stock trades on the Nasdaq Global Select Market under the symbol "FACE." The last reported sales price of our common stock on April 10, 2007, was $18.30.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9 to read about risk factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders	$	$

        The selling stockholders have granted the underwriters the right to purchase up to 658,650 additional shares of common stock to cover over-allotments.

        The underwriters expect to deliver the shares to purchasers on or about            , 2007.

Deutsche Bank Securities	Citigroup
Cowen and Company	Piper Jaffray

Prospectus dated                        , 2007

EYE DEFINER Felt-Tip EYE MARKER
EYE DEFINER Felt-Tip EYE MARKER

SPF 20

CoverToxTen50™
Wrinkle Therapy Concealer

        You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

        This summary highlights information found elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, particularly the "Risk Factors" beginning on page 9 and our consolidated financial statements and the related notes thereto. References in this prospectus to "Physicians Formula," "we," "us" and "our" refer to Physicians Formula Holdings, Inc., its subsidiaries and its predecessors, unless the context specifically indicates otherwise.

        All references in this prospectus to the "mass market channel" refer to U.S. food retail, drug chain and mass volume retailers, and references to "food, drug and mass volume retailers other than Wal-Mart" refer to those retailers excluding Wal-Mart, which does not provide data to ACNielsen.

Our Company

        We are one of the fastest growing cosmetics companies of the ten largest in the U.S. mass market channel by retail sales. We specialize in developing and marketing innovative, premium-priced products for the mass market channel. Our products focus on addressing skin imperfections through a problem-solution approach, rather than focusing on changing fashion trends. Our products address specific, everyday cosmetics needs and include face powders, bronzers, concealers, blushes, foundations, eye shadows, eye liners, brow makeup and mascaras.

        We sell our products in the mass market channel to retailers such as Wal-Mart, Target, CVS, Walgreens and Albertsons. Our products provide above-average profitability for retailers due to their higher price points and sales per linear foot. Our products are currently sold in approximately 26,000 of the 45,000 stores in which we estimate our masstige competitors' products are sold. We seek to be first-to-market with new products within this channel, and are able to take new products from concept development to shipment in less than 12 months. New products are a very important part of our business and have contributed, on average, approximately 38% of our net sales for the last three years.

        We position ourselves as a "mass market prestige," or "masstige" brand within the U.S. mass market channel of the cosmetics industry, which generated $4.8 billion in annual retail sales in 2005 based on Euromonitor data. Our primary product categories are face and eye makeup. We are one of the fastest growing cosmetics brands in the mass market prestige, or "masstige," market, as we define it, with 24% and 23% growth rates over the prior year periods, based on ACNielsen data for the 52 weeks and 12 weeks ended February 24, 2007, respectively. Based on ACNielsen data, our share of the masstige market at food, drug and mass volume retailers other than Wal-Mart was 7% and 8% for the 52 weeks and 12 weeks ended February 24, 2007, respectively.

        Our goal is to continue to profitably expand our presence in the mass market channel in the U.S. and abroad. We have grown net sales from $62.3 million in 2004 to $95.4 million in 2006, representing a compounded annual growth rate of 23.8%. We intend to continue to grow by introducing new and innovative products, expanding our U.S. distribution, entering new categories and expanding into new channels and geographic markets. Net income available for common stockholders grew from $1.2 million in 2004 to $4.7 million in 2005 and declined to $0.6 million in 2006. Net income in 2006 includes the effects of the following items as a result of our initial public offering (before tax); $9.2 million in non-cash share-based compensation charges, a $1.0 million write-off of capitalized bank fees and $0.3 million in special bonus payments. Similar transaction items in 2004 and 2005 totaled $0.9 million and $0.4 million, respectively.

Our Competitive Strengths

        Differentiated Products with Broad Consumer Appeal.    We market a broad selection of functional cosmetics that address everyday skin imperfections, in contrast to traditional cosmetics that primarily address changing fashion trends. We appeal to a broad consumer base by selling products offering similar quality and benefits as those sold in department stores and high-end specialty retailers at more affordable prices.

        Product Innovation.    We consider ourselves a leading product innovator. We have a history of successfully developing new and innovative products and quickly introducing them to the mass market channel. Our top three retailer customers stocked, on average, over 90% of our new product launches in 2006.

        Strong Quality Perception and Market Positions.    We are a leading cosmetics brand in the mass market channel, with a rapidly growing and loyal consumer base. In a 2005 study commissioned by us, respondents who were aware of a brand were asked to rank their perception of that brand's quality. We tied for the highest perceived brand quality among masstige cosmetic brands. Based on ACNielsen data for the 12 weeks ended February 24, 2007, our three top selling product categories had leading market positions in the masstige market, as illustrated by the following table:

Product Category	Masstige Ranking (2)	Masstige Share (3)
Face Powders	1	38%
Bronzers(1)	1	66%
Concealers	1	20%
Blushes	3	17%

    (1)
    Bronzers are a subcategory of face powders.

    (2)
    We define the masstige market as products sold in the mass market channel under the following premium-priced brands: Physicians Formula, Almay, L'Oreal, Max Factor, Neutrogena, Revlon and Vital Radiance. Please refer to "Market, Ranking and Other Data" on page 4 for a more detailed discussion.

    (3)
    ACNielsen data does not include Wal-Mart, our largest customer. We believe our share of the masstige market at Wal-Mart is lower than the percentages reflected in this table and could affect our rankings.

        Compelling Proposition to Retailers.    We believe there is significant and growing demand for our products from key retailers within the mass market channel. Our innovative, high quality products sell at premium price points and we believe they generate above-average return on investment for retailers. Our brand enjoys broad consumer appeal across different age groups and ethnicities, and attracts consumers who tend to be affluent.

        Flexible, Low-Cost Business Model.    We maintain a flexible, low-cost business model that allows us to rapidly change production schedules, adopt new technologies and switch to lower-cost suppliers. We manufacture or assemble substantially all of our products. Our flexible supply chain and manufacturing capabilities increase our speed-to-market for new product launches and allow us to provide high levels of service to retailers.

        Experienced Management Team.    Our senior management team has considerable experience and expertise, with an average of 19 years of experience in the cosmetics industry.

Our Growth Strategy

        We intend to continue to increase our market share and to grow our business by pursuing the following strategies:

        Continue to Develop and Introduce New Products.    Over the last three years, we have introduced an average of 59 new products each year, and we intend to introduce a significant number of new products going forward. Building on our face and eye makeup expertise, we continue to target under-developed categories to offer consumers innovative and visually appealing products for specific yet common cosmetic needs. We believe our problem-solution approach creates an opportunity to extend new product appeal beyond the life cycles of traditional color cosmetics.

        Further Penetrate Existing Retailers and Channels of Distribution.    We believe there are many opportunities to grow our sales to existing retailer customers and to expand our customer base by:

  •
  expanding retail selling space at stores that currently sell our products;

  •
  increasing the number of stores in which our existing retailer customers sell our products; and

  •
  attracting new retailer customers such as food and club stores.

        We have increased the number of stores in which we sell our products by 44.6% from 2002 to 2006 and we have increased our total distribution by over 128.6% during the same period. Despite these increases, we believe there are significant opportunities for future growth, as our largest competitors currently sell their products in twice as many stores as we do and have significantly more selling space per store.

        Expand into Adjacent Categories with Innovative Products.    We believe there are opportunities for us to expand into cosmetics categories in which we do not currently have a significant presence. Our current product lines address only approximately half of the cosmetics categories. We plan to capitalize on our goodwill with retailers and our innovation expertise to expand not only in our current product categories, but also into adjacent cosmetics categories, such as lip and nail.

        Expand into New Channels and Increase International Presence.    We are actively seeking to expand into new sales channels in order to reach a broader market. We are planning to begin selling products under our Physicians Formula brand through infomercials in the second quarter of 2007, and we are currently testing sales of a new brand called professional formula on a home shopping television channel. We also intend to expand our presence in our existing foreign markets and in foreign markets not currently served by Physicians Formula.

        Continue to Identify Opportunities for Operating Margin Improvement.    We strive to improve our low-cost structure by pursuing cost saving opportunities in the areas of product assembly automation and direct sourcing of components. We are developing an automated assembly line that we believe will reduce labor cost per unit while increasing capacity.

Risks Related to our Business

        Our business, including our ability to execute our growth strategy, is subject to certain risks. For example:

  •
  our industry is highly competitive;

  •
  we depend on a limited number of retailer customers;

  •
  we may fail to introduce new products that appeal to a broad range of consumers;

  •
  we may not succeed in expanding into new product categories;

  •
  we may be unable to enter new channels of distribution; and

  •
  we have limited manufacturing and distribution capabilities that may not be adequate to meet our anticipated demand.

        You should carefully consider the information in the "Risk Factors" section of this prospectus beginning on page 9 before purchasing our common stock.

Our History

        The Physicians Formula brand was created in 1937 by Dr. Frank Crandall, an eminent California allergist, for his wife, who had sensitive skin. The brand appealed to allergists, dermatologists, ophthalmologists and plastic surgeons who recommended the products to their patients. In 1990, Pierre Fabre Dermo-Cosmetique, S.A., a large French pharmaceutical and cosmeceutical company ("Pierre Fabre"), purchased our company as a platform to launch its brands into the U.S. market.

        Acquisition.    In November 2003, entities affiliated with Summit Partners, a leading private equity and venture capital firm, and members of our management team completed a management buyout of Physicians Formula from Pierre Fabre, which we refer to as the "Acquisition." Pierre Fabre retained a 19.95% interest in Physicians Formula Holdings, Inc. in the Acquisition and sold approximately 52% of its remaining interest in our initial public offering.

        Recapitalization.    In December 2005, we refinanced our then-existing senior indebtedness with borrowings under our former senior credit agreement, which consisted of a term loan facility and a revolving credit facility, and the issuance of our senior subordinated notes. We used the net proceeds of the refinancing to repay our then-existing term loan facility, to repurchase all of our outstanding Series A Preferred Stock and to pay a common stock dividend. We refer to these transactions collectively as the "Recapitalization."

        Initial Public Offering.    In November 2006, we completed an initial public offering of our common stock. In the initial public offering, we sold 3,125,000 shares of our common stock and certain selling stockholders sold 5,500,000 shares of our common stock. We received approximately $49.4 million in net proceeds from the initial public offering which we used, together with borrowings under the senior credit agreement, to reduce our outstanding indebtedness, to pay debt issuance costs and to pay IPO completion bonuses.

Corporate Information

        Physicians Formula Holdings, Inc. was originally incorporated in Delaware in October 2003 as PFI Holdings Corp. Our principal executive offices are located at 1055 West 8th Street, Azusa, CA 91702. Our telephone number is (626) 334-3395 and our web site address is www.physiciansformula.com. We do not incorporate the information on our web site into this prospectus and you should not consider any information on, or that can be accessed through, our web site as part of this prospectus.

Market, Ranking and Other Data

        We position ourselves as a "mass market prestige," or "masstige," brand within the U.S. mass market channel of the cosmetics industry. The term "masstige" describes a retail category that includes products that are priced below the high-end prestige segment and above the low-end mass segment and that are distributed through the mass market channel. We define the masstige market as products sold in the mass market channel under the following premium-priced brands: Physicians Formula, Almay, L'Oréal, Max Factor, Neutrogena, Revlon and Vital Radiance. According to ACNielsen data, these brands, other than Max Factor, were the only mass-distributed brands whose products had weighted-average retail prices 30% or more above the average price for similar products in "food, drug and mass volume retailers other than Wal-Mart" for the 52 weeks ended February 24, 2007 and whose retail sales in the mass market channel were over $2 million during the same period. We have excluded brands that generated less than $2 million during the period or whose weighted-average retail prices were not at least 30% above the average price for similar products within "food, drug and mass volume retailers other than Wal-Mart" because we do not view them as our principal competitors. We have included Max Factor in the masstige market because we view this brand as a principal competitor as a result of its premium-priced brand positioning, notwithstanding the fact that for the 52 weeks ended

February 24, 2007, its products did not have a weighted-average retail price 30% over the average price for similar products in "food, drug and mass volume retailers other than Wal-Mart."

        The data included in this prospectus regarding markets and rankings, including the size of product markets and our relative position and the position of our competitors within these markets, are based on independent industry publications, including ACNielsen, Euromonitor or other published industry sources, as well as management estimates. ACNielsen data does not include Wal-Mart, which is our largest customer. Because we are currently in a smaller percentage of Wal-Mart stores and because we have less shelf space at Wal-Mart stores than we do at our other customers, we believe our share of the masstige market at Wal-Mart is lower than our share of the masstige market overall.

        In addition, ACNielsen data is based on sampling methodology, and extrapolation from those samples, which means that estimates based on that data may not be precise. Our estimates have been based on information obtained from our customers, trade and business organizations and other contacts in the market in which we operate, as well as management's knowledge and experience in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus, unless a prior date is indicated or we refer to historical data. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be accurate.

The Offering

Common stock offered by the selling stockholders	4,391,000 shares
Total common stock offered	4,391,000 shares
Common stock outstanding after this offering	13,927,055 shares
Over-allotment option from the selling stockholders	658,650 shares
Use of proceeds
We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. You should read the discussion in the "Use of Proceeds" section of this prospectus for more information.
Dividend Policy	We do not intend to pay dividends on our common stock in the foreseeable future.
Nasdaq Global Select Market Symbol	FACE
Risk Factors	You should carefully read and consider the information set forth under "Risk Factors" beginning on page 9 and all other information set forth in this prospectus before investing in our common stock.

        The number of shares that will be outstanding after this offering excludes 876,861 shares of common stock reserved for issuance under our 2006 equity incentive plan and 1,122,695 shares of common stock reserved for issuance under outstanding options. See the "Management," "Description of Capital Stock" and "Shares Eligible for Future Sale" sections of this prospectus for more information.

        Except as otherwise indicated, all information in this prospectus reflects no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

        The following table sets forth our summary consolidated financial data. The data presented under the heading "Statement of Operations Data" for the periods ended December 31, 2004, 2005 and 2006 have been derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this prospectus.

        Historical results are not necessarily indicative of our future performance. You should read the summary consolidated financial data in conjunction with "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$62,323	$78,706	$95,405
Cost of sales	24,701	32,082	41,943

Gross profit	37,622	46,624	53,462
Selling, general and administrative expenses	27,139	31,252	45,191

Income from operations	10,483	15,372	8,271
Interest expense	3,760	2,708	7,633
Other income	(38)	(88)	(39)

Income before income taxes	6,761	12,752	677
Provision for income taxes	2,560	4,929	71

Net income	4,201	7,823	606

Allocation of income to preferred stockholders	3,034	3,145	—

Net income available for common stockholders	$1,167	$4,678	$606

Net income per common share:
Basic	$0.12	$0.47	$0.06
Diluted	0.11	0.40	0.05
Weighted-average common shares outstanding:
Basic	10,023,750	10,051,750	10,900,919
Diluted	10,695,750	11,554,538	11,387,033
Cash dividend declared per common share	$—	$0.23	$—
Balance Sheet Data:
Cash and cash equivalents	$417	$20	$26
Working capital	13,790	6,921	19,599
Total assets	114,055	122,796	134,314
Line of credit borrowings	—	8,769	7,522
Long-term debt, including current portion	29,400	62,213	15,000
Total stockholders' equity	43,382	4,786	61,572

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)
Other Data:
EBITDA(1)	$12,976	$18,085	$10,874
Net cash provided by (used in):
Operating activities	767	6,005	3,338
Investing activities	(698)	(743)	(1,044)
Financing activities	(3,408)	(5,659)	(2,288)
Depreciation and amortization	2,455	2,625	2,564
Capital expenditures	722	743	1,044

(1)
"EBITDA" represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because it provides useful information regarding operating results for companies in our industry. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us for investment in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus. The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)
Net income	$4,201	$7,823	$606
Add:
Depreciation and amortization	2,455	2,625	2,564
Interest expense	3,760	2,708	7,633
Provision for income taxes	2,560	4,929	71

EBITDA	$12,976	$18,085	$10,874

        Net income includes the effects of the following transaction items (before tax)(a):

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)
Share-based compensation charges	—	—	$9,155
Write-off of capitalized bank fees	$907	$287	1,031
Special bonus payments	—	150	270

Total	$907	$437	$10,456

(a)
Includes amounts related to our refinancing in 2004, our Recapitalization in 2005 and our initial public offering in 2006.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before making a decision to invest in our common stock. If any of the following risks occur, our business, results of operations and financial condition may be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

The high level of competition in our industry could harm our business, financial performance, market share and profitability. Many of our competitors have substantially greater resources than we do.

        The business of selling cosmetics is highly competitive. This market includes numerous manufacturers, distributors, marketers and retailers that actively compete for consumers both in the United States and abroad. The cosmetics market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. In addition, our products may be, or are at the risk of becoming, obsolete due to new product introductions or new technologies. Our competitors may foresee the course of market development more accurately than we do, develop products and technologies that are superior to ours, produce similar products at a lower cost than we can or adapt more quickly to consumer preferences. Any of these developments would harm our operating results.

        We compete in select product categories against a number of multinational manufacturers, many of which are larger and have substantially greater resources than we do. Therefore, these larger competitors have the ability to spend more aggressively on advertising, marketing and research and to grow more quickly through acquisitions. Our largest competitors currently sell their products in twice as many stores as we do and have significantly more selling space per store than we do. In addition, our current product lines compete in only approximately half of the cosmetics categories and we may not be able to compete successfully with companies with broader product offerings.

        Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales. We cannot assure you that future price or product changes by our competitors will not adversely affect our net sales or that we will be able to react with price or product changes of our own to maintain our current market position.

We depend on a limited number of retailer customers for a majority of our sales and the loss of one or more of these customers would reduce our sales and harm our market share and our business.

        We depend on a small number of core retailer customers for a majority of our sales, including Wal-Mart, CVS, Walgreens and Target. Sales to these four retailer customers accounted for an aggregate of 67% of our gross sales in 2006, with sales to each of these customers accounting for greater than 10% of our gross sales in 2006. None of our customers is under an obligation to continue purchasing products from us in the future. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. In the future, retailers in the mass market channel may undergo restructurings or reorganizations, realign their affiliations, close stores or otherwise suffer losses, any of which could decrease their orders for our products. The loss of one or more of our customers that, individually or in the aggregate, accounts for a significant portion of our sales, any significant decrease in sales to those customers, any significant decrease in our retail selling space in any of those customers' stores, an interruption or decline of our customers' business or a successful demand by those customers that we decrease our prices would reduce our sales and harm our business.

Fluctuations in buying decisions of our retailer customers, the trend toward retail consolidation and changing policies and demands of our customers could harm our business.

        We currently sell our products primarily in the mass market channel. Consequently, our sales are affected by fluctuations in the buying patterns of our retailer customers and consumers who shop in the mass market channel. These fluctuations may result from economic conditions or other factors. In addition, with the growing trend towards retail consolidation, we are increasingly dependent upon a few leading retailers, such as Wal-Mart, CVS, Walgreens and Target, whose bargaining strength continues to grow due to their size. These customers have demanded, and may continue to demand, increased service and order accommodations. For example, for our Mineral Wear products, our customers have demanded new permanent fixtures, which are wall merchandising fixtures located in retail stores that display products. Our customers have also demanded assistance with installation of new permanent fixtures and resets of our wall displays, which typically requires us to hire a third-party vendor to provide these services. Our customers could also demand incremental trade allowance investments such as cash discounts, markdown allowances, in-store retailer advertising, coupon expense and other miscellaneous retailer allowances, and could require us to invest in radio frequency identification, an automatic data capture technology that uses "smart tags" attached to inventory for purposes of inventory control, or source tagging, a security tag attached to inventory. Our customers could also demand price decreases that would negatively impact our margins. As a result, we may face substantially increased expenses to meet these demands, which would reduce our margins. We also may be negatively affected by changes in the policies and demands of our retail customers relating to service levels, inventory de-stocking or limitations on access to wall display space.

If our products do not appeal to a broad range of consumers, our sales and our business would be harmed.

        Our success depends on our products' appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If our current products do not meet consumer demands, our sales will decline. In addition, our growth depends upon our ability to develop new products through new product lines, product line extensions and product improvements, which involve numerous risks. New product launches are essential to our continued growth. New products have contributed, on average, approximately 38% of our net sales for the last three years and approximately 44% of our net sales in 2006. As we grow, our reliance on new products may increase. We may not be able to accurately identify consumer preferences, translate our knowledge into consumer-accepted products or successfully integrate new products with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development or marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect our operating results. Unsuccessful product launches could also result in increased inventory write-downs. Furthermore, product development may divert management's attention from other business concerns, which could cause sales of our existing products to suffer. We may not be able to successfully develop new products in the future, and our newly developed products may not contribute favorably to our operating results.

We are a small and rapidly growing company that relies on a few key employees to ensure that our business operates efficiently. If we were to lose the services of any of these key employees, we would experience difficulty in replacing them, which would affect our business operations and harm our business and results of operations.

        Our success depends to a significant degree upon the business expertise and continued contributions of our senior management team of only three individuals, any one of whom would be difficult to replace. As a result, our future results will depend significantly upon the efforts and retention of key employees, such as Ingrid Jackel, our Chief Executive Officer who is also currently and has historically been responsible for marketing and research and development, Jeff Rogers, our

President who is also currently and has historically been responsible for sales, and Joseph J. Jaeger, our Chief Financial Officer who is also responsible for operations, human resources and legal functions. We rely on this group of three individuals, who have an average of 19 years of cosmetics industry experience, for managing our company, developing our business strategy and maintaining our strategic relationships with our key retailer customers. Because we are a small and rapidly growing company, we believe that the loss of key personnel would be more disruptive to us than it would be to a large, multinational manufacturer. Any of these employees could, with little or no prior notice, voluntarily terminate their employment with us at any time. We only maintain a life insurance policy on Ingrid Jackel. The loss of service of any of these key employees would harm our business and results of operations.

        In addition, our senior management team may not be able to successfully manage our company as it grows larger. If they are unable to handle these increased responsibilities and we are unable to identify, hire and integrate new personnel, our business, results of operations and financial condition would suffer. Even if we are able to identify new personnel, the integration of new personnel into our business will inevitably occur over an extended period of time. During that time, the lack of sufficient senior management personnel would cause our results of operations to suffer.

Our initiatives to expand into new product categories may not be successful and any failure to expand into new product categories would harm our business, results of operations, financial condition and future growth potential.

        In order to expand our business, we plan to further develop products in cosmetics subcategories such as foundation, mascara and lip products. We currently offer products in only approximately half of the cosmetics categories, and expansion into new cosmetics categories is a critical component of our growth strategy. We may not be successful in our expansion efforts in these areas. Each of these product initiatives involves significant risks, as well as the possibility of unexpected consequences, including:

  •
  sales of the new products to our retailer customers may not be as high as we anticipate;

  •
  the rate of purchases by consumers may not be as high as we or our retailer customers anticipate;

  •
  returns of new products by retailer customers may exceed our expectations;

  •
  our marketing strategies and merchandising efforts may be ineffective and fail to reach the targeted consumer base or engender the desired consumption;

  •
  we may incur unexpected costs as a result of the continued development and launch of new products;

  •
  our pricing strategies may not be accepted by our retailer customers and/or their consumers;

  •
  we may experience a decrease in sales of our existing products as a result of introducing new products;

  •
  there may be delays or other difficulties impacting our ability, or the ability of our third-party manufacturers and suppliers, to timely manufacture, distribute and ship products in connection with launching new products; and

  •
  attempting to accomplish all of the elements of expansion in multiple product categories simultaneously may prove to be an operational and financial burden on us and we may be unable to successfully accomplish all of the elements of the expansion simultaneously, if at all.

        Each of the risks referred to above could delay or impede our ability to successfully expand into new product categories, which would harm our business, results of operations, financial condition and future growth potential.

We may be unable to increase our sales through new and existing distribution channels which would limit our growth and harm our business, results of operations and financial condition.

        The mass market channel is currently the only significant distribution channel for our products. Products similar to ours are sold in department stores, door-to-door, on the Internet, through home shopping television shows, by mail-order and through telemarketing by representatives of direct sales companies. Our growth strategy includes entering new distribution channels such as home shopping television. Any failure to successfully enter new distribution channels could limit our growth. In addition, consumers could choose to increasingly purchase cosmetics at department stores, high-end specialty retailers or in other distribution channels in which we do not participate. Our ability to continue to grow and achieve similar profit margins is dependent on our continued expansion in the mass market channel. Our failure to successfully expand in the mass market channel would harm our business, results of operations and financial condition.

        Many of our competitors currently sell to the same retailer customers that we do, but their products are sold in more of those retailers' stores and they are allocated more shelf space in those stores. Our growth strategy includes increasing store count with these retailers and expanding the space within the existing stores that currently sell our products. If we fail to increase the number of stores or the amount of space within those stores in which we sell our products, it would harm our business, results of operations and financial condition.

The requirements associated with being a public company will require significant company resources and management attention.

        As a result of our initial public offering, we have become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As a result, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that because of these additional expenses, our incremental general and administrative expenses in 2007 will exceed $1.0 million. However, we cannot predict or estimate with certainty the amount of the additional costs that we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In the fourth quarter of 2006, we hired one full time employee to assist with public company reporting requirements and, in the first quarter of 2007, we hired one more full time employee to work on Sarbanes-Oxley Act compliance. Hiring and supporting new employees could result in significant costs to us.

        Our current senior management team consists of three individuals. The requirements associated with being a public company could place a strain on our senior management team. We have hired an investor relations firm, which will increase our costs. Further, management's attention may be diverted from other business concerns, which could adversely affect our business. We have made, and will continue to make, changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Our failure to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, could harm our business and operating results. Effective internal controls are necessary in order to enable us to produce reliable financial reports and prevent financial fraud.

Any failure to provide reliable financial reports or prevent fraud would harm our business and operating results and cause us to fail to meet our reporting obligations which would cause our stock price to suffer.

If we are unable to successfully execute any material part of our growth strategy, our future growth and ability to make profitable investments in our business would be harmed.

        Our ability to succeed depends on our ability to grow our business while maintaining profitability. Introducing new products and expanding our distribution have contributed significantly to our recent results, but we must continue to develop new and innovative products and expand our distribution in order to maintain our growth and profitability. We are heavily dependent on new products, which have contributed, on average, approximately 38% of our net sales in the last three years and approximately 44% of our net sales in 2006. We may not be able to sustain our growth or profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including, without limitation:

  •
  the level of competition in the cosmetics industry;

  •
  our ability to continuously offer new products;

  •
  our ability to maintain efficient, timely and cost-effective production and delivery of our products;

  •
  our ability to obtain sufficient production capacity for our products;

  •
  the efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;

  •
  our ability to identify and respond successfully to emerging trends in the beauty industry;

  •
  the level of consumer acceptance of our products; and

  •
  general economic conditions and consumer confidence.

        We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to make profitable investments in our business.

We may be unable to manage our growth effectively, which would harm our business, results of operations and financial condition.

        We have grown rapidly, with our net sales increasing from $62.3 million in 2004 to $95.4 million in 2006. Our growth has placed, and will continue to place, a strain on our management team, information systems, labor, assembly and distribution capacity and other resources. Our growth has also resulted in challenges to our supply chain, which led to increased shipping costs in 2006 as we were forced to use airfreight for certain component supplies from international suppliers in order to meet increasing customer demands for our products. We expect to continue facing challenges to our supply chain as we expand our business. We are currently running two shifts at our City of Industry facilities. We expect to use some outsourced manufacturing in the fourth quarter of 2007 and first quarter of 2008 to meet anticipated demand. Outsourcing manufacturing could impact our ability to maintain our quality standards, which could harm our reputation. We could also be forced to extend the second shift or add a third shift in the fourth quarter of 2007 and first quarter of 2008, which would be more expensive and would negatively affect our operating margins. We have leased additional temporary space for manufacturing assembly and component storage and we expect to maintain additional manufacturing assembly and component storage space through 2007 and beyond, which could negatively affect our operating margins. We may experience additional constraints on capacity in the future. If we are unable to effectively address our capacity constraints or manage our future growth, our failure to do so would harm our business, results of operations and financial condition.

        Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make, or are unable to make, the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our prospects and results of operations would suffer. In addition, if retailer customer demand exceeds forecasts, we could, from time to time, have an inadequate supply of products to meet customer demands.

If we are unable to protect our intellectual property our ability to compete would be negatively impacted.

        We attempt to protect our intellectual property under the patent and trademark laws. The market for our products depends to a significant extent upon the goodwill associated with our trademarks and trade names. We own the material trademarks and trade name rights used in connection with the packaging, marketing and sale of our products. Therefore, trademark and trade name protection is important to our business. Although we have registered or applied to register many of our trademarks in the United States and in certain foreign countries, we cannot assure you that all of our trademark applications will be approved.

        We also own design patents that relate to some of our products. The design patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Although we have registered or applied to register additional design patents in the United States and in certain foreign countries, we cannot assure you that any of our design patent applications will be approved. In addition, we do not own any formula patents. Our suppliers or other third parties hold certain formula patents for the manufacture of our products. If our relationships with our suppliers were interrupted or terminated, or if we are unable to use formulas covered by third-party patents, our business could be harmed and it would negatively impact our results of operations.

        Third parties may also oppose our trademark and design patent applications, or otherwise challenge our use of our trademarks or design patents. We cannot assure you that competitors will not infringe our trademarks or our design patents, or that we will have adequate time and resources to enforce our trademarks and design patents and to protect our rights through litigation or otherwise, or that we will be successful in doing so.

        We also face the risk of claims that we have infringed third parties' intellectual property rights. Any claims of intellectual property infringement, even those without merit, could expose us to the following risks, among others:

  •
  we may be required to defend against infringement claims which are expensive and time consuming;

  •
  we may be required to cease making, licensing or using products that incorporate the challenged intellectual property;

  •
  we may be required to re-design, re-engineer or re-brand our products or packaging; or

  •
  we may be required to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

        Any of these outcomes would negatively impact our business, results of operations and financial condition.

We will require a significant amount of cash, and any failure to generate and raise sufficient cash would impair our ability to support our future growth or operating requirements, which would harm our business.

        Our ability to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. We estimate that our net working capital requirements will increase by $12.8 million, or approximately 65.3%, to $32.4 million in 2007 from $19.6 million in 2006 due primarily to the impact of our sales growth on our receivables and inventory levels. We have budgeted capital expenditures of $2.5 million for 2007, compared to $1.0 million in 2006. This increase is due to incremental spending on several important projects, including the partial payment for an automated assembly line, investment in our information technology infrastructure and improvements to our warehouse distribution systems.

        Our ability to generate future cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will continue to generate cash flow from operations at current levels or that our cash needs will not increase beyond what we currently anticipate our cash needs to be. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition or results of operations would suffer.

Any variation in the quality of our products or delay in our ability to fill orders would harm our relationships with our retailer customers.

        Our success depends upon our quality control and on our ability to deliver products in a timely manner. If our products are not delivered according to retailer customers' delivery deadlines or are found to be defective or not to specification, our relationships with our customers would suffer, our brands' reputation would be harmed and we could lose our market share. We could also experience increased return rates or become subject to liability claims. These negative results would have a harmful effect on our business, results of operations and financial condition.

We may not be able to successfully implement efficiency improvements or realize cost savings, which would harm our business.

        The automation of our assembly line and any other efficiency improvements we may undertake could involve substantial investments and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Our implementation costs for the automated assembly line may turn out to be substantially higher than we currently estimate, and we may not fully achieve our expected cost savings within the anticipated time frame, if at all. We expect to experience some capacity constraints at our product assembly facility in the fourth quarter of 2007 and first quarter of 2008, and our failure to successfully implement efficiency improvements and capacity expansion could result in additional capacity constraints in the future. Failure to implement this efficiency improvement would result in increased costs which would reduce our margins and harm our business.

We purchase components and semi-finished goods from a limited number of third party suppliers, which reduces our control over the manufacturing process and may cause variations in quality or delays in our ability to fill orders.

        We purchase components, such as plastic compact containers or plastic tubes, and semi-finished goods, such as plastic compact containers or plastic tubes filled with product, from foreign and U.S. suppliers. We depend on these suppliers to deliver products that are free from defects, that comply with our specifications, that meet our delivery requirements and that are competitive in cost. If our suppliers deliver products that are defective or that otherwise do not meet our specifications, our product failure and return rates may increase, and the reputation of our products and the Physicians Formula brand may suffer. In addition, if our suppliers do not meet our delivery requirements or cease doing business with us for any reason, we might miss our retailer customers' delivery deadlines, which could in turn cause our customers to cancel or reduce orders, refuse to accept deliveries or demand reduced prices. Even if acceptable alternative suppliers are found, the process of locating and securing such alternatives is likely to disrupt our business and we cannot assure you that we will be able to secure alternative suppliers on acceptable terms that provide the same quality product or comply with all applicable laws. Extended unavailability of necessary components or finished goods would cause us to be unable to market one or more of our products for a period of time. Any of these events would cause our business, results of operations and financial condition to suffer.

Further increases in the California or Federal minimum wage would increase our operating costs and harm our profitability.

        We pay the 150 to 450 workers provided to us by a third-party staffing service the California minimum wage, which is currently $7.50 per hour. On September 12, 2006, the State of California adopted legislation to increase the California minimum wage. Effective January 1, 2007, the California minimum wage increased to $7.50 per hour and will increase to $8.00 per hour on January 1, 2008. In addition, the increase in the minimum wage may lead to an increase in wages to our hourly employees who are currently paid above minimum wage. We expect the combined effect of these changes in wages to increase our cost of sales by approximately $490,000 in 2007 and by approximately $350,000 in 2008.

        The Federal minimum wage is currently lower than the California minimum wage. If the Federal minimum wage were increased to an amount greater than the California minimum wage, we would be required to pay the Federal minimum wage. Further increases in the California minimum wage, or increases in the Federal minimum wage to an amount higher than the California minimum wage, would increase our operating costs and harm our profitability.

Two of our facility leases expire on or before December of 2007 and have not yet been renewed or replaced. If we are unable to renew these leases on favorable terms or move to new facilities, our costs could increase, which would harm our business, results of operations and financial condition.

        The leases for our facilities in City of Industry expire in December 2007. Whether we lease new facilities or remain in those facilities, we could be subject to increased rental rates. If we lease new manufacturing facilities, the costs associated with moving from our City of Industry facilities could be substantial. In addition, any move would be costly and could disrupt our operations and ability to meet our obligations to our retailer customers.

Catastrophic loss, delays in deliveries or other disruptions at any of our facilities would negatively impact our business.

        Substantially all of our products are assembled at our two adjacent manufacturing facilities in City of Industry, California and our third facility in Irwindale, California, which will be replaced with a new facility in Covina, California. Significant unscheduled downtime at these facilities due to equipment breakdowns, fires, power failures, earthquakes and other natural disasters, severe weather conditions or other disruptions would adversely affect our ability to provide products to our retailer customers in a timely manner. Although we maintain insurance coverage for our facilities, we cannot assure you that our insurance coverage will be adequate to cover all of our losses in the event of a catastrophic loss. Insurance could in the future become more expensive and difficult to maintain and may not be available on commercially reasonable terms or at all.

        We operate a facility in Azusa, California, which serves as our main distribution facility and our corporate headquarters. If operational complications arise with our Azusa facility or if our Azusa facility is severely damaged or destroyed, it would not be able to support our distribution needs. Any disruptions at our Azusa facility would adversely affect our ability to deliver products to our retailer customers on a timely basis. If we miss our retailers' delivery deadlines or if our products fail to meet their specifications, our relationships with our customers would suffer and our business could be harmed.

        All of our facilities are located within 15 miles of each other in Southern California. We do not have other facilities in other regions from which to operate in the event of catastrophic loss, delays in deliveries, other disruptions or natural disasters.

We are currently planning to market products under the Physicians Formula brand name through infomercials and are testing sales of a new brand called professional formula on a home shopping television channel. If we begin to sell our products on a regular basis through infomercials or on a home shopping television channel, we could lose business from our existing retailer customers, which would harm our business, results of operations and financial condition.

        If we sell products under the Physicians Formula brand name through infomercials or under the professional formula brand on a home shopping television channel, our retailer customers could perceive that we are directly competing with them, which could lead them to reduce or eliminate their purchases of our products. If any of our existing retailer customers decide to stop carrying our products or carry a smaller number of products, our sales and profitability would decrease significantly, which would harm our business, results of operations and financial condition. If we are successful in selling our professional formula brand products on a regular basis on a home shopping channel, we may not be able to protect the professional formula name because we have not registered it as a trademark. Our inability to protect the professional formula name could have an adverse impact on our successful expansion into sales on home shopping networks, which could negatively impact our future growth.

Regulations governing our industry could have a significant negative effect on our business, results of operations and financial condition.

        Our business is subject to numerous laws and regulations. The formulation, manufacturing, packaging, labeling, registration, advertising, distribution, importation, storage and sale of our cosmetic products are subject to extensive regulation by various Federal agencies, including the U.S. Food and Drug Administration, or the "FDA," the U.S. Federal Trade Commission, or the "FTC," the U.S. Environmental Protection Agency, or the "EPA," and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Our City of Industry, California facilities are registered with the FDA as drug manufacturing establishments, permitting the manufacture of cosmetics that contain over-the-counter drug ingredients such as sunscreen. Failure by us or our manufacturers to comply with those laws and regulations could lead to enforcement action and the imposition of significant penalties or claims, resulting in significant loss of sales, and could have a negative effect on our business, results of operations and financial condition. If we fail to comply with Federal, state or foreign laws and regulations, we could be required to suspend manufacturing operations, change product formulations, suspend the sale of certain products, initiate product recalls, change product labeling, packaging or advertising or take other corrective actions. Any of these actions could harm our business, financial condition and results of operations. In addition, the adoption of new laws or regulations or changes in the interpretations of existing laws or regulations may result in significant compliance costs or discontinuation of products. Our failure to comply with FDA, FTC, EPA or state laws and regulations, or with laws and regulations in foreign markets, that cover our advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise materially adversely affect the distribution and sale of our products and our business.

        Under the Federal Food, Drug, and Cosmetic Act, or "FDCA," cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify or alter its appearance, with the exception of soap. Cosmetics are not subject to pre-market approval by the FDA but the product and ingredients must be tested to assure safety. If safety has not been adequately substantiated, a specific label warning is required. The FDA monitors compliance of cosmetic products through random inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false or misleading labeling nor are manufactured under unsanitary conditions. Inspections also may occur from consumer or competitor complaints filed with the FDA. In the event the FDA does find false or misleading labeling or unsanitary conditions or otherwise a failure to comply with FDA requirements, our distribution channel may be affected by a possible product recall or insufficient product in the marketplace resulting in reduced product sales and revenue to us and increased costs to our operations.

        We also are subject to a variety of other laws and regulations in Canada and Australia. Our failure to comply, or assertions that we have failed to comply, with these laws and regulations could have a material adverse effect on our business in a particular market or in general. To the extent we decide to commence or expand operations in additional countries, laws and regulations in those countries, or the cost of complying with such laws and regulations, may prevent or delay entry into or expansion of operations in those markets or could have a negative effect on our operating margins for products sold in those countries. Regulatory requirements can vary widely from country to country and could further delay the introduction of our products into those countries. We may not be able to enter into acceptable agreements to market and commercialize our products in international markets.

        Our ability to sustain satisfactory levels of sales in our markets is dependent in significant part on our ability to introduce additional products into those markets. Government laws and regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of our products.

Inability to obtain regulatory approval for our manufacturing facility or the need to open new facilities may delay or disrupt our commercialization efforts.

        Our manufacturing facility must be regularly inspected and approved by the FDA because we manufacture products that contain FDA-regulated ingredients. All processes, methods and equipment must be compliant with current Good Manufacturing Practices, or "cGMP," approved by the FDA, and cGMP requires extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process, documentation policies and procedures. In complying with cGMP, we are obligated to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we could experience product liability claims from customers purchasing our product and we could be subject to possible regulatory action. If an inspection by the FDA or state or other foreign regulatory authority indicates that there are deficiencies, we would be required to take remedial actions or our facility may be closed, and we may be subject to additional enforcement activity.

        We may need to develop additional manufacturing facilities based on expanded product development, FDA regulatory requirements or other unforeseen market pressures. Preparing a facility for commercial manufacturing may involve unanticipated delays, and the costs of building a facility in compliance with state, local and FDA regulations may be higher than we anticipated.

The regulatory status of our products could change, and we may be required to conduct clinical trials to establish efficacy and safety or cease to market some or all of our products, which would require significant time and resources.

        The FDA does not have a pre-market approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs or biologics. If certain of our products are deemed to be drugs or biologics, rather than cosmetics, we would be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them. In such event, we may not have sufficient resources to conduct the required clinical trials, we may not be able to establish sufficient efficacy or safety to resume the sale of these products, we may not gain regulatory approval of the trial design, the clinical trials may be subject to unanticipated delays due to their time-consuming nature and the outcome of any clinical trial is uncertain. Any inquiries by the FDA or any foreign regulatory authorities into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could severely damage our brand reputation and image in the marketplace, as well as our relationships with retailer customers, which would harm our business, results of operations and financial condition.

        Some of our foundations and concealers are considered over-the-counter, or "OTC," drug products by the FDA. The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a monograph system that specifies active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are OTC drugs are not in compliance with the applicable FDA monograph, we would be required to (i) reformulate such product, (ii) cease to make certain use claims relating to such product or (iii) cease to sell such product until we receive further FDA approval. If more stringent regulations are promulgated, we may not be able to comply with such statutes or regulations without incurring substantial expense. In addition, OTC drug products must be manufactured in accordance with pharmaceutical good manufacturing practice regulations. Our OTC drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA as well as regular and ongoing inspections. In addition, inspections may be commenced as a result of consumer or competitor complaints related to our products. Corresponding state agencies may also inspect our facility to ensure strict compliance with drug good manufacturing practices and other government regulations and corresponding foreign standards. We have minimal control over third-party manufacturers' compliance with these regulations and standards. If the FDA finds a violation of drug good manufacturing practices, it may enjoin the manufacturer's operations, seize products, or criminally prosecute the manufacturer, any of which could require us to find alternative manufacturers, resulting in additional time and expense.

Our products may cause unexpected and undesirable side effects that would limit their use, require their removal from the market or prevent their further development. Product liability claims resulting from these undesirable side effects would hurt our business. In addition, we are vulnerable to claims that our products are not as effective as we claim them to be.

        Unexpected and undesirable side effects caused by our products for which we have not provided sufficient label warnings could result in the recall or discontinuance of sales of some or all of our products. Unexpected and undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected products or could substantially increase the costs and expenses in marketing new products. We have been, and may in the future be, subject to various product liability claims resulting from those undesirable side effects caused by our products. Product liability claims may result in negative publicity regarding our company, brand or products that may harm our reputation and sales. In addition, if one of our products is found to be defective we may be required to recall it, which may result in substantial expense, adverse publicity and loss of sales, which would substantially harm our brand. Although we maintain product liability insurance coverage, potential product liability claims may exceed the amount of our insurance coverage or potential product liability claims may be excluded under the terms of our policy, which would cause our financial condition to suffer. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.

        In addition, consumer or industry analysts may assert claims that our products are not as effective as we claim them to be. We are particularly susceptible to these risks because our marketing heavily relies on the assertions that our products adhere to our founder's commitment to product purity and quality, are hypoallergenic and are ideal for women who have skin conditions that can be exacerbated by traditional cosmetics. Unexpected and undesirable side effects associated with our products or assertions that our products are not as effective as we claim them to be also could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and our business.

Our business may be subject to environmental investigation, remediation and compliance costs, which could adversely affect our business, results of operations and financial condition.

        Our operations are subject to a range of Federal, state and local environmental, health and safety laws and regulations, including those governing discharges to air, soil and water, the handling and disposal of, and exposure to, hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that our business, operations and facilities are in material compliance with all applicable environmental, health and safety laws and regulations.

        Our City of Industry facility was contaminated, and subsequently remediated, by the former operator of the property. In addition, the facility is located within an area of regional groundwater contamination known as the Puente Valley "operable unit" of the San Gabriel Valley Superfund Site. We, along with many others, were named a potentially responsible party for the regional contamination by the United States Environmental Protection Agency. We are also one of approximately 25 parties considered potentially liable by a regional water authority for alleged contamination of the area's potable water supply. To date, our liability for these matters has been substantially covered by indemnities and resolved by prior settlements, and borne by prior operators of the facility and the business, one of their successors and one of their insurers. We are, however, attempting to recoup approximately $0.7 million in defense costs from one of our indemnitors. These costs have been expensed as paid by us and are not recorded in our consolidated balance sheets. We may be subject to additional claims resulting from the historical site contamination and regional contamination. We have not established a reserve for additional claims, as we believe that it is not probable that we will be held liable for any of these claims. Failure by one or more of the responsible parties and/or our indemnitors to honor their obligations could cause us to incur liability which could be material.

We rely heavily on a staffing service to provide us with workers and could face significant employment claims that could harm our reputation, business, results of operations or financial condition.

        We have contracted with a staffing service to supply us with workers. The number of workers supplied by the staffing service varies between a minimum of approximately 150, and up to 450, based on seasonal demands for our products. Actions taken by these workers or the agency that provides them to us could subject us to significant liability. An inherent risk of using workers supplied by a third party is that we may face possible claims of employment of undocumented workers, claims of violations of the National Labor Relations Act, discrimination or harassment, claims under health and safety regulations and other related claims. We may also be subject to claims that these workers should be deemed our employees for ERISA, federal taxation or other purposes. Any of these claims could require us to pay substantial fines and monetary damages. In addition, we could face negative publicity that would harm our brand. Any of these negative consequences would harm our reputation, business, results of operations or financial condition.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

        Our ability to receive and fulfill orders on a timely basis is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our primary computer systems and operations are located at our Azusa facility and are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and retailer customers. Systems integration is complex, time-consuming and expensive. Since we do not currently have adequate offsite backup systems, if a catastrophic event occurred at our City of Industry, Azusa or Irwindale facilities, we would be required to purchase back-up computer and communications hardware and software systems, and integrate them with our existing systems, at a significant cost. During the period in which these new systems are being integrated, our business, results of operations and financial condition could be harmed.

Significant increases in fuel prices would adversely affect our financial results.

        Our freight cost is impacted by changes in fuel prices through surcharges and price increases. Fuel prices and surcharges affect freight cost both on inbound shipments from our suppliers to our assembly and distribution facilities and on outbound freight from our distribution center to our retailer customers. For example, fuel surcharges from one of our major freight carriers increased the outbound freight costs charged by them by 17.8% for 2006. We have experienced similar increases from other carriers. Increases in fuel prices and surcharges and other factors may increase freight costs and thereby increase our cost of sales and selling, general and administrative expenses.

We are subject to a variety of social, political and economic risks associated with doing business outside of the United States.

        For the year ended December 31, 2006, approximately 7% of our net sales were attributable to our business in Canada and Australia. In addition, nine of our top 15 suppliers, which includes U.S. brokers that purchase raw materials, semi-finished goods and components on our behalf, are located in Europe or Asia. These nine foreign suppliers represented approximately 52% of our purchases of raw materials, semi-finished goods and components in 2006. In particular, we purchase significant portions of our powders from suppliers in Italy and our components from suppliers in China. We may encounter risks of doing business outside of the United States including:

  •
  unexpected changes in, or impositions of, laws or regulatory requirements;

  •
  fluctuations in foreign exchange rates, which could cause fluctuations in the price of our products in foreign markets or in the cost of certain raw materials purchased by us;

  •
  delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment;

  •
  potential trade restrictions and exchange controls;

  •
  differences in protection of our intellectual property rights; and

  •
  the burden of complying with a variety of foreign laws and regulations.

        In addition, as we grow, we will be increasingly subject to general geopolitical risks in foreign countries where we sell our products and purchase our raw materials, such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, retailer customers' inventory levels and consumer purchasing, and which would cause our results to fluctuate. These risks are compounded by the fact that we purchase the majority of our raw materials, semi-finished goods and components from only two countries, Italy and China. Changes within these countries could impair our business, results of operations and financial condition.

Risks Relating to this Offering

Our common stock has only been publicly traded since November 9, 2006 and the price of our common stock may fluctuate substantially.

        There has only been a public market for our common stock since November 9, 2006. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  introductions of new products or new pricing policies by us or by our competitors;

  •
  the gain or loss of significant customers or product orders;

  •
  actual or anticipated variations in our quarterly results;

  •
  the announcement of acquisitions or strategic alliances by us or by our competitors;

  •
  recruitment or departure of key personnel;

  •
  the level and quality of securities research analyst coverage for our common stock;

  •
  changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

  •
  market conditions in our industry and the economy as a whole.

        In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

        Finally, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies whose shares are traded. As a result, the trading price of shares of our common stock may fall and remain below the offering price and you may not be able to sell your shares at or above the price you pay to purchase them.

The price of our common stock may decrease and you may not be able to sell our common stock at a favorable price or at all after this offering.

        The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including, among others, those described above under "Risks Related to Our Business" as well as the following:

  •
  quarterly variations in our results of operations;

  •
  results of operations that vary from those expected by securities analysts and investors;

  •
  changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

  •
  announcements of claims against us by third parties;

  •
  the financial market and general economic conditions;

  •
  changes in accounting standards;

  •
  changes in law and regulation; and

  •
  future sales of shares of our common stock.

Future sales of our common stock, including the shares purchased in this offering, may affect their market price, and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

        Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate, and could impair our ability to raise capital through the sale of additional equity securities. See "Description of Capital Stock" and "Shares Eligible for Future Sale" for further information regarding circumstances under which additional shares of our common stock may be sold. In addition, future equity financings could also result in dilution to our stockholders and new securities could have rights, preferences and privileges that are senior to those of the shares offered hereby.

        Upon completion of this offering, there will be 13,927,055 shares of common stock outstanding. Moreover, 1,122,695 additional shares of our common stock will be issuable upon the exercise of outstanding vested and unvested options. In the event that any outstanding options are exercised, you will suffer immediate and substantial dilution of your investment. See "Underwriting."

Representatives of entities affiliated with Summit Partners control our board of directors and have the ability to significantly influence our business.

        Based on the number of shares outstanding as of March 1, 2007, entities affiliated with Summit Partners (the "Summit Partners investors"), collectively, beneficially own approximately 28% of our outstanding common stock. After this offering, the Summit Partners investors will own approximately 4% of our Common Stock, assuming no exercise of the over-allotment option, and will own no shares of our common stock if the over-allotment option is exercised in full. The Summit Partners investors control our board of directors and will continue to control our board of directors following completion of this offering. As a result, the Summit Partners investors have the ability to exert substantial influence over all matters requiring approval by our board of directors, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions.

The Summit Partners investors do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do.

        Under our amended and restated certificate of incorporation, none of the Summit Partners investors or any director, officer, stockholder, member, manager or employee of the Summit Partners investors will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Summit Partners investor acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, our amended and restated certificate of incorporation provides that the Summit Partners investor will not have any duty to communicate or offer such opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty relating to such corporate opportunity. See "Description of Capital Stock—Corporate Opportunities and Transactions with Summit Partners." By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation.

Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws and under the laws of the State of Delaware could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

        Our amended and restated certificate of incorporation and by-laws contain provisions that may make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

        Our amended and restated certificate of incorporation and by-laws contain the following provisions that could have an anti-takeover effect:

  •
  stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders;

  •
  stockholders may not act by written consent;

  •
  directors may only be removed from office for cause and by the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors;

  •
  our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

        These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

We do not expect to pay dividends in the future.

        With the exception of a one time dividend paid in connection with the Recapitalization, we have not paid dividends in the past and do not expect to pay dividends in the future. Our principal subsidiary, Physicians Formula, Inc., is prohibited from paying dividends to us under the terms of our senior credit agreement, subject to exceptions for certain expenses. As a result, investors will not be able to rely on dividends to make a return on their investment. Any return on investment will be limited to the value of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and may be found throughout this prospectus, particularly under the headings "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus may include, but are not limited to, statements about:

  •
  the demand for our products;

  •
  our ability to expand our product offerings;

  •
  the competitive environment in our business;

  •
  our operations and ability to achieve cost savings;

  •
  the effect of technological and regulatory changes on our business;

  •
  our cash needs; and

  •
  our financial performance.

        In some cases, you can identify forward-looking statements by the following words: "may," "would," "should," "expect," "anticipate," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "on-going" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information.

        There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading "Risk Factors." You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

USE OF PROCEEDS

        We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders, including any proceeds they receive if the underwriters exercise the over-allotment option. We will pay estimated transaction expenses of $600,000 and a completion bonus of $250,000 in connection with this offering.

DIVIDEND POLICY

        With the exception of a one time dividend of $2.3 million declared and paid to our common stockholders in connection with the Recapitalization on December 16, 2005, we have not paid dividends in the past and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our subsidiaries to pay dividends to us. Our principal subsidiary, Physicians Formula, Inc., is prohibited from paying dividends to us under the terms of the senior credit agreement.

PRICE RANGE OF COMMON STOCK

        Our common stock has been listed on the Nasdaq Global Select Market under the symbol "FACE" since November 9, 2006. Prior to that time, there was no public market for our common stock. The initial public offering price of our common stock was $17.00 per share, and the initial public offering closed on November 14, 2006. The closing sale price of our common stock on the Nasdaq Global Select Market was $18.30 per share on April 10, 2007. From November 9, 2006 through December 31, 2006, the range of the high and low sale prices of our common stock was $17.25 to $21.00 per share. From January 1, 2007 through April 10, 2007, the range of the high and low sale prices of our common stock was $17.90 to $23.25 per share. As of April 10, 2007, there were approximately 17 holders of record of our common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2006, on an actual basis and on an as adjusted basis to give effect to the payment, net of the related income tax impact, of estimated transaction expenses of $600,000 and an offering completion bonus of $250,000.

        This table should be read in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$26	$26

Indebtedness:
Term loan facility	$15,000	$15,000
Line of credit borrowings(1)	7,522	8,372

Total indebtedness	22,522	23,372
Stockholders equity:
Common stock	138	138
Paid-in capital	57,047	57,047
Retained earnings	4,387	3,877

Total stockholders equity	61,572	61,062

Total capitalization	$84,094	$84,434

(1)
As of December 31, 2006, we had $12.5 million of availability under the line of credit.

SELECTED HISTORICAL FINANCIAL DATA

        You should read the selected historical financial data presented below in conjunction with our consolidated financial statements and the related notes, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The selected historical financial data presented below under the heading "Statement of Operations Data" for the years ended December 31, 2004, 2005 and 2006 and the selected historical financial data presented below under the heading "Balance Sheet Data" as of December 31, 2005 and 2006 have been derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data presented below under the heading "Statement of Operations Data" for the periods ended November 2, 2003 and December 31, 2003 and the selected historical financial data presented below under the heading "Balance Sheet Data" as of December 31, 2003 and 2004 have been derived from, and are qualified by reference to, our audited financial statements which are not included in this prospectus.

        The selected historical financial data presented under the heading "Statement of Operations Data" for the year ended December 31, 2002 and the selected historical financial data presented under the heading "Balance Sheet Data" as of December 31, 2002 have been prepared on a specific identification basis to include the results of operations and assets of our Predecessor's operations that were previously included in the consolidated financial statements of Pierre Fabre, Inc., formerly a wholly owned subsidiary of Pierre Fabre Dermo-Cosmetique, S.A. The financial statements for the Predecessor have been prepared on a consistent basis with the audited consolidated financial statements and include all adjustments necessary to present fairly the information set forth therein. The Predecessor financial information is not necessarily indicative of our consolidated financial position, results of operations and cash flows in the future, or what they would have been if we had been a separate stand-alone entity during the periods presented.

        We refer to Physicians Formula prior to the Acquisition as the "Predecessor" and after the Acquisition as the "Successor." The application of purchase accounting adjustments related to the inventory step-up in the financial statements of the Successor resulted in an increase in cost of sales of $1.0 million in 2003 and $0.3 million in 2004. In addition, there is an annual expense of $1.8 million in the financial statements of the Successor for the amortization of intangibles with lives of 20 and 15 years, related to the valuation of our distributor relationships and our patents, respectively. This charge is reflected in our selling, general and administrative expenses.

	Predecessor		Successor
		Period from January 1, 2003 to November 2, 2003	Period from November 3, 2003 to December 31, 2003
				Year Ended December 31,
	Year Ended December 31, 2002
				2004	2005	2006
	(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$46,952	$41,882	$10,675	$62,323	$78,706	$95,405
Cost of sales	19,154	17,307	5,605	24,701	32,082	41,943

Gross profit	27,798	24,575	5,070	37,622	46,624	53,462
Selling, general and administrative expenses	20,355	17,884	3425	27,139	31,252	45,191

Income from operations	7,443	6,691	1645	10,483	15,372	8,271
Interest expense	76	—	484	3,760	2,708	7,633
Other income	(103)	—	—	(38)	(88)	(39)

Income before income taxes	7,470	6,691	1161	6,761	12,752	677
Provision for income taxes	2,747	2,547	415	2,560	4,929	71

Net income	$4,723	$4,144	746	4,201	7,823	606

Allocation of income to preferred stockholders			499	3,034	3,145	—

Net income available for common stockholders			$247	$1,167	$4,678	$606

Net income per common share:
Basic			$0.02	$0.12	$0.47	$0.06
Diluted			0.02	0.11	0.40	0.05
Weighted-average common shares outstanding:
Basic			10,023,750	10,023,750	10,051,750	10,900,919
Diluted			10,023,750	10,695,750	11,554,538	11,387,033
Cash dividend declared per common share			—	—	$0.23	—
Balance Sheet Data:
Cash and cash equivalents	$2,471	$1,925	$3,756	$417	$20	$26
Working capital	13,696	9,370	10,666	13,790	6,921	19,599
Total assets	29,677	28,901	114,987	114,055	122,796	134,314
Line of credit borrowings	—	—	228	—	8,769	7,522
Long-term debt, including current portion	—	—	32,285	29,400	62,213	15,000
Total stockholders' equity	—	—	39,181	43,382	4,786	61,572
Divisional equity	4,366	—	—	—	—	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information set forth under "Selected Historical Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

        We are one of the fastest growing cosmetics companies of the ten largest in the U.S. mass market channel by retail sales. We specialize in developing and marketing innovative, premium-priced products for the mass market channel. Our products focus on addressing skin imperfections through a problem-solution approach, unlike competitors whose products focus primarily on changing fashion trends. Our products address specific, everyday cosmetics needs and include face powders, bronzers, concealers, blushes, foundations, eye shadows, eye liners, brow makeup and mascaras.

        We sell our products to mass market retailers such as Wal-Mart, Target, CVS, Walgreens and Albertsons. Our products provide above-average profitability for retailers due to their higher price points and sales per linear foot. Our products are currently sold in approximately 26,000 of the 45,000 stores in which we estimate our masstige competitors' products are sold. We seek to be first-to-market with new products within this channel, and are able to take new products from concept development to shipment in less than 12 months. New products are a very important part of our business and have contributed, on average, approximately 38% of our net sales for the last three years.

        We have achieved significant growth over the last three years, driven largely by the yearly introduction of new products, the popularity of our innovative problem-solution products and our ability to significantly expand the breadth and depth of our distribution network. We have grown net sales from $62.3 million in 2004 to $95.4 million in 2006, representing a compounded annual growth rate of 23.8%. Net income available to common stockholders grew from $1.2 million in 2004 to $4.7 million in 2005 and declined to $0.6 million in 2006. Net income in 2006 includes the effects of the following items as a result of our initial public offering (before tax); $9.2 million in non-cash share-based compensation charges, a $1.0 million write-off of capitalized bank fees and $0.3 million in special bonus payments. Similar transaction items in 2004 and 2005 totaled $0.9 million and $0.4 million, respectively.

Factors Affecting Our Operating Results

        Our net sales are impacted by advertising, discounts and promotions, merchandising, packaging, the availability of wall display space at our retailer customers, the timing of new product launches and line extensions, all of which have a significant impact on consumers' buying decisions. Continued growth of our net sales and profitability will depend substantially on the continued popularity of our new and existing products, our ability to effectively manage our sales and distribution networks and our ability to maintain sufficient product supply to meet expected growth in demand. We expect to sell a higher percentage of our products to retailer customers that require larger discounts and trade allowances, which would negatively impact our net sales and gross margin.

        Our cost of sales includes our costs to manufacture products in our own facilities, including raw material and labor costs and all overhead expenses related to production and quality control, as well as the cost to purchase components, such as plastic compact containers or plastic tubes, and semi-finished goods, such as plastic compact containers or plastic tubes filled with product, from third-party manufacturers and inbound freight. Our recent efforts have been to directly purchase component parts from manufacturers in China, rather than purchasing them through brokers. This is expected to result in a decrease in components costs. Conversely, increases in the costs for inbound freight due to higher fuel costs could increase our cost of sales. On January 1, 2007, the California minimum wage increased to $7.50 per hour and will further increase to $8.00 per hour on January 1, 2008. We expect this change to increase our cost of sales by approximately $490,000 in 2007 and by approximately $350,000 in 2008. Our use of components and semi-finished goods as well as our own manufacturing facilities have allowed us to maintain a low product cost base while providing significant production flexibility.

        Our selling, general and administrative expenses include all warehouse and outbound freight expenses, selling, marketing, research and development costs, finance, information technology, depreciation, amortization of intangibles, professional fees, non-cash charges for stock-based compensation and administrative and distribution facility expenses. We expect that our selling, general and administrative expenses will increase, both in absolute dollars and as a percentage of net sales, in the future as we continue to grow and incur additional expenses associated with becoming a public company, such as additional accounting expenses, costs associated with complying with the Sarbanes-Oxley Act of 2002 and salary and benefit expenses associated with additional employees.

Factors Affecting Comparability

  Seasonality

        Our business, similar to others in the cosmetic industry, is subject to seasonal variation due to the annual "sell-in" period when retailers decide how much retail space will be allotted to each supplier and the number of new and existing products to be offered in their stores. For us, this period has historically been from December through April. Sales during these months are typically greater due to the shipments required to fill the inventory at retail stores and retailers' warehouses. Retailers typically reset their retail selling space during these months to accommodate changes in space allocation to each supplier and to incorporate the addition of new products and the deletion of slow-selling items. Our net sales for the three months ended December 31, 2006 were higher than our net sales for the three months ended September 30, 2006, as a result of this seasonality. Our quarterly results of operations may fluctuate as a result of a variety of reasons including the timing of new product introductions, general economic conditions or consumer buyer behavior. In addition, results for any one quarter may not be indicative of results for the same quarter in subsequent years.

	Three Months Ended
	March 31	June 30	September 30	December 31
2004
Net sales	$15,556	$17,340	$13,503	$15,924
Income from operations	2,450	3,339	2,091	2,603
Net income	885	1,621	1,056	639
2005
Net sales	$22,713	$20,393	$13,976	$21,624
Income from operations	6,111	3,180	1,506	4,576
Net income	3,418	1,682	589	2,134
2006
Net sales	$27,689	$23,083	$18,093	$26,540
Income (loss) from operations	5,700	4,411	2,104	(3,944)
Net income (loss)	2,415	1,626	223	(3,658)

  Effects of the Initial Public Offering and Related Transactions

        In connection with the initial public offering, we repaid amounts outstanding under our former senior credit agreement, repurchased our senior subordinated notes and replaced our former senior credit agreement with a new senior credit agreement (the "senior credit agreement"), which reduced our interest expense in the three months ended December 31, 2006 and will reduce our interest expense in future periods. The refinancing also resulted in a non-cash charge to interest expense for the unamortized portion of the capitalized fees and expenses related to the former senior credit agreement and the senior subordinated notes of approximately $1.0 million and a small loss related to our termination of the associated interest rate collar. We amended the performance-vesting options held by our senior management and certain employees to accelerate vesting of 550,781 performance-vesting options upon the completion of the initial public offering. The performance-vesting options that did not vest and become exercisable upon completion of the initial public offering vest and become exercisable in 24 equal installments over a period of two years from the date of the closing of the initial public offering. The vesting resulted in a non-cash charge of approximately $9.2 million in the three months ended December 31, 2006. The amendment of the options also increased the number of our fully diluted shares outstanding by an amount that depends on the trading price of our common stock, and thus reduced our earnings per fully diluted share. In addition, we paid a $250,000 cash bonus to our Chief Financial Officer and $20,000 in cash bonuses to certain senior financial personnel upon completion of the initial public offering. Finally, we began to incur, and continue to incur, significant additional annual administrative costs as a result of becoming a public company.

Results of Operations

        The table below sets forth certain operating data expressed as a percentage of revenues for the periods indicated:

	Years Ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	39.6	40.8	44.0

Gross profit	60.4	59.2	56.0
Selling, general and administrative expenses	43.5	39.7	47.4

Income from operations	16.8	19.5	8.7
Interest expense	6.0	3.4	8.0
Other income	(0.1)	(0.1)	(0.0)

Income before income taxes	10.8	16.2	0.7
Provision for income taxes	4.1	6.3	0.1

Net income	6.7%	9.9%	0.6%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

  Net Sales

        Net sales increased $16.7 million, or 21.2%, to $95.4 million in 2006, from $78.7 million in 2005. The increase was primarily attributable to growth in sales of our face and eye makeup products, as we continued to expand our distribution throughout our sales channels and increase awareness through increased marketing spending. Total unit volume increased by 2.6 million units, or 12.1%, to 24.0 million units in 2006 from 21.4 million units in 2005. The total unit volume increase was partially offset by a reduction in subcontracted unit volume of 2.0 million units with our former parent company, Pierre Fabre, which expired on November 2, 2006. Excluding subcontracting unit volumes, total unit volume increased 23.9% in 2006 as compared to 2005. In addition, we sold a greater percentage of higher-priced face powders products this year. Partially offsetting our net sales growth for 2006 was an increase in our return provision due to higher returns resulting from our retailer customers' wall display changes, an increase in promotional returns, and a retailer customer consolidation. Also, partially offsetting our net sales growth for 2006 was an increase in trade allowances that was attributable primarily to incremental coupon expenses. During 2006, our results included net sales of $6.2 million from our international customers, compared to $5.3 million for 2005.

  Cost of Sales

        Cost of sales increased $9.9 million, or 30.8%, to $42.0 million in 2006, from $32.1 million in 2005. Cost of sales as a percentage of net sales was 44.0% of net sales in 2006, compared to 40.8% in 2005. The increase in the cost of sales, as a percentage of net sales, was attributable to higher inbound freight costs of $1.1 million, an increase in product costs of $1.0 million and an increase of $1.0 million in labor costs. Inbound freight was higher due to air freight associated with the greater demands for product to fill year end orders. The increase in the product costs, as a percentage of net sales, is due to the decrease in net sales growth as a result of an increase in the returns provision and trade allowances as discussed above. The increased product labor costs were driven by an increase in temporary outsourcing of production.

  Selling, General and Administrative Expenses

        Selling, general and administrative expense increased $13.9 million, or 44.4%, to $45.2 million in 2006, from $31.3 million in 2005. The increase was principally due to a $9.2 million stock-based compensation charge associated with the acceleration of vesting of certain performance-vesting options in connection with our initial public offering, initial public offering bonuses of $270,000 and higher costs associated with increased sales volumes, including a $1.8 million increase in marketing driven by increases in advertising and promotion. In addition, we incurred increased costs of approximately $415,000 related to preparing for compliance with Sarbanes-Oxley requirements and various incremental costs associated with being a public company. As a percentage of net sales, selling, general and administrative expenses increased to 47.4% in 2006 from 39.7% in 2005, primarily due to the stock-based compensation charge and special bonuses related to the initial public offering. The increase in the percentage was partially offset by higher net sales in 2006.

  Interest Expense

        Interest expense increased $4.9 million, or 181.8%, to $7.6 million in 2006, from $2.7 million in 2005. The increase in interest expense was due to the increase in average borrowings outstanding under our old revolving credit facility, the increase in average long-term debt as a result of our Recapitalization in December 2005, an increase in interest rates during the year and the write-off of capitalized bank fees for indebtedness that was repaid in connection with our initial public offering. We repaid all borrowings under our former senior credit agreement with the net proceeds of the initial public offering and borrowings under our senior credit agreement.

  Other Income

        Other income decreased $49,000, or 55.7%, to $39,000 in 2006, from $88,000 in 2005. Other income for 2006 was attributable to unrealized losses related to investments held as part of our non-qualified deferred compensation plan.

  Provision for Income Taxes

        The provision for income taxes represents federal, state and local income taxes. In 2006, income tax expense was $71,000, representing an effective income tax rate of 10.5%, compared to income tax expense of $4.9 million, representing an effective tax rate of 38.7%, in 2005. The effective rate differs from statutory rates due to the effect of varying federal, state and local taxes, the impact of the change in the deferred carrying rate and permanent items such as extra-territorial income exclusions and research and development credits. The collective factors that contributed to the reduction of the net effective income tax rate in 2006 are not expected to recur and therefore we expect our effective federal and state income tax rates to be substantially closer to the statutory income tax rates going forward.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

  Net Sales

        Net sales increased $16.4 million, or 26.3%, to $78.7 million in 2005, from $62.3 million in 2004. The increase was primarily attributable to growth in sales of our face and eye makeup products, as we continued to expand our distribution throughout our sales channels and increase awareness through greater spending on marketing. Unit volume increased by 1.8 million units, or 9.3%, to 21.4 million units in 2005 from 19.6 million units in 2004. In addition, we sold a greater percentage of higher-priced face powder products in 2005 as compared to 2004, which also contributed to the increase in net sales. New products represented 44.7% of net sales in 2005, up from 24.2% in 2004 due to the launch of a larger number of new products, expanded distribution and greater use of promotional programs. Our distribution improved through a 9.6% increase in the number of retail stores selling our products and a 14.4% increase in the average number of stock keeping units carried per store. Net sales in 2005 benefited from the doubling of our retail space at Albertsons/Sav-on and Rite Aid, as well as new distribution at approximately 700 K-Mart stores. Our 2005 results included net sales of $5.3 million from our international customers, compared to $3.6 million in 2004. International sales included subcontracted net sales under a manufacturing agreement and license with our former parent company, Pierre Fabre. Subcontracted net sales were $1.0 million in 2005 compared to $0.9 million in 2004.

  Cost of Sales

        Cost of sales increased $7.4 million, or 29.9%, to $32.1 million in 2005, from $24.7 million in 2004. Cost of sales as a percentage of net sales in 2005 was 40.8% compared to 39.6% in 2004. The increase was primarily due to a $2.3 million increase in the write-off of obsolete inventory resulting from the decision in 2005 to discontinue distribution of a number of underperforming products. We began to implement several initiatives to improve inventory management, including identifying slow moving products at retailers as early as possible to prevent overbuilding of inventories and improving the management of the sales forecasting and production planning processes. We also added dedicated analytical staff to assist in these efforts. The increase in cost of sales due to obsolescence was partially offset by the impact of favorable net changes to product costs of $1.4 million, due primarily to lower prices negotiated with suppliers for packaging components such as plastic cases for face powder and eye shadow make-up.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $4.1 million, or 15.2%, to $31.3 million in 2005, from $27.1 million in 2004. This increase was primarily due to higher costs associated with increased sales volumes, including a $1.7 million increase in marketing and selling expenses, driven by a $1.2 million increase in promotions and $0.3 million of higher spending on retail merchandising fixtures, as well as a $0.7 million increase in variable costs, consisting primarily of outbound freight costs related to our sales growth. In addition, personnel expenses increased by $0.9 million, which included a one-time $0.5 million special management bonus paid upon completion of the Recapitalization, and legal fees increased by $0.2 million related to the successful resolution of several trademark-related matters in 2005. There were no financial settlements paid by any party in connection with the resolution of these trademark-related matters. We paid $0.4 million in costs for the interim services of our former chief executive officer in 2004 and $0.1 million for the first three months of 2005. As a percentage of net sales, selling, general and administrative expenses decreased to 39.7% in 2005 from 43.5% in 2004, primarily due to higher net sales in 2005.

  Interest Expense

        Interest expense was $2.7 million in 2005 compared to $3.8 million in 2004. The decrease was primarily due to elimination of high-interest-bearing subordinated debt, which was paid off in November 2004 in connection with a debt refinancing and replaced with indebtedness that bears interest at a lower rate.

  Other Income

        Other income increased $50,000, or 131.6%, to $88,000 in 2005, from $38,000 in 2004, which consisted primarily of realized and unrealized gains related to investments held as part of our nonqualified deferred compensation plans.

  Provision for Income Taxes

        The provision for income taxes represents Federal, state and local income taxes. In 2005, income tax expense was $4.9 million, representing an effective income tax rate of 38.7%, compared to income tax expense of $2.6 million, representing an effective tax rate of 37.9%, in 2004. The effective rate differs from statutory rates due to the effect of varying state and local taxes and permanent items such as extra-territorial income exclusions.

Liquidity and Capital Resources

  Cash Flows

        As of December 31, 2006, we had $26,000 in cash and cash equivalents compared to $20,000 in cash and cash equivalents as of December 31, 2005. The low level of cash reflects the use of cash to pay down the revolving credit facility on a regular basis. As of December 31, 2006, we had $12.5 million of availability under the revolving credit facility.

        The significant components of our working capital are cash, accounts receivable and inventories, reduced by bank overdraft, accounts payable and accrued expenses. Net working capital requirements increased by $12.7 million, or approximately 184%, to $19.6 million in 2006 from $6.9 million in 2005. Working capital requirements increased during the fourth quarter of 2006, when we typically experience higher inventory levels as we produce new products for shipment in the first quarter of the following year. We have budgeted capital expenditures of $2.5 million for 2007, compared to $1.0 million in 2006, for several key projects, including completion of our automated assembly line, investment in our information technology infrastructure and improvements to our warehouse distribution systems. Capital requirements related to manufacturing include a major project to automate product assembly lines that are used to assemble products representing approximately 44% of our total sales in 2006. We expect this to add approximately $1.1 million to our normal level of capital expenditures, of which $327,000 was incurred in 2006. We will also replace our IBM AS/400 mainframe computer to accommodate future growth at a cost we estimate at approximately $0.2 million, and implement improvements to our warehouse distribution systems at a cost of approximately $0.5 million. In 2006, we upgraded our tube sealing and filling equipment to improve product quality. We believe that our cash flows from operations and funds from our revolving credit facility will provide adequate funds for our working capital needs and planned capital expenditures for the foreseeable future. No assurance can be given, however, that this will be the case.

        Operating activities.    Cash provided by operating activities decreased $2.7 million, or 45.0%, to $3.3 million in 2006, from $6.0 million in 2005. The net decrease in cash provided by operating activities resulted primarily from increased requirements for working capital and lower net income.

        Cash provided by operating activities increased $5.2 million, or 682.9%, to $6.0 million in 2005, from $0.8 million in 2004. The increase in net cash provided by operating activities resulted primarily from higher net income in 2005 and favorable changes in working capital.

        Our inventory turnover rate has been relatively consistent at 1.9 times per year for both 2004 and 2005 and 2.1 for 2006. Days sales outstanding decreased 3.7 days, to 67.2 days in December 2006 from 70.9 days in December 2005. In December 2005, our days sales outstanding increased 9.0 days, to 70.9 days from 61.9 days in December 2004, due primarily to our sales growth during the fourth quarter of 2005. However, our twelve-month average of days sales outstanding has declined in the past three years to 49.9 in 2006 and 50.3 days in 2005 from 51.4 days in 2004.

        Investing activities.    Cash used in investing activities in 2006 was $1.0 million, which was related to capital expenditures for basic replacement and upgrade of machinery and equipment. Cash used in investing activities in 2005 was $743,000, which was related to basic capital expenditures for the replacement and upgrade of machinery and equipment. Cash used in investing activities in 2004 was

$698,000, which was also related to basic capital expenditures for machinery and equipment, and was partially offset by the proceeds from the sale of used equipment for $24,000. We spent $722,000, $743,000 and $1,044,000 on capital expenditures in 2004, 2005 and 2006, respectively.

        Financing activities.    Cash used in financing activities was $2.3 million in 2006, compared to cash used in financing activities of $5.7 million in 2005. The decrease in cash used in financing activities between periods primarily resulted from the net proceeds received from our initial public offering and borrowings under our senior credit agreement. This was partially offset by our repayments of borrowings under our former senior credit agreement and repurchase of our senior subordinated notes. Cash used in financing activities was $5.7 million in 2005, compared to cash used in financing activities of $3.4 million in 2004. The increase in cash used in financing activities primarily resulted from the Recapitalization in December 2005. The Recapitalization included refinancing of our then-existing senior indebtedness with our former senior credit agreement and the issuance of $20.4 million of senior subordinated notes. We used the net proceeds of the refinancing to repay our then-existing term loan facility of $29.4 million, to repurchase all of our outstanding Series A Preferred Stock (the "Preferred Stock"), which had an aggregate liquidation value of approximately $37.4 million and accrued and unpaid dividends of approximately $6.7 million, to pay a common stock dividend of $2.3 million on December 16, 2005, to pay a special bonus to holders of common stock options of $363,000 and to pay a $150,000 bonus to our Chief Financial Officer.

        The proceeds of the former term loan facility and former revolving credit facility were used to pay down previous term loans of $29.4 million, to repurchase our Preferred Stock for $37.4 million, to pay a preferred stock dividend of $6.7 million and to pay a common stock dividend of $2.3 million.

  Credit Facilities

        On November 14, 2006, Physicians Formula, Inc. entered into a senior credit agreement with a bank that will terminate in 2011 and consists of a $15.0 million term loan facility and a revolving credit facility providing for borrowings of up to $20.0 million. At December 31, 2006, there was $7.5 million outstanding under the revolving credit facility at an interest rate of 7.37% and we had $12.5 million of availability under the revolving credit facility. The interest rate on the term loan was 8.75% at December 31, 2006. The availability under the revolving credit facility is reduced by outstanding letters of credit. There were no outstanding letters of credit as of December 31, 2006.

        We used the borrowings under the senior credit agreement and a portion of the net proceeds of the initial public offering to repay borrowings and accrued interest under the former senior credit agreement. Borrowings under the senior credit agreement are guaranteed by Physicians Formula Holdings, Inc. and the domestic subsidiaries of Physicians Formula, Inc., and borrowings under the senior credit agreement are secured by liens on substantially all of the assets of Physicians Formula, Inc., including the assets of its subsidiaries. Amounts outstanding under the term loan facility, which totaled $15.0 million at December 31, 2006, are due in quarterly payments, starting December 31, 2006, of $375,000, and increasing to $562,500 on December 31, 2007, $750,000 on December 31, 2008, $937,500 on December 31, 2009 and $1,125,000 on December 31, 2010. The initial quarterly payment of $375,000 was made on January 1, 2007.

        Amounts outstanding under the term loan facility and revolving credit facility bear interest at a LIBOR Adjusted Rate (as defined in the senior credit agreement) plus 2.0% or at a Base Rate (as defined in the senior credit agreement) plus 0.5%. The revolving credit facility is also subject to a commitment fee of .25% on any unused commitments.

        The senior credit agreement contains the following financial covenants: a maximum total leverage ratio; a minimum fixed charge coverage ratio; a minimum net worth requirement; and a limitation on capital expenditures (which may be no more than $3,000,000 per fiscal year). As of December 31, 2006, we were in compliance with these covenants.

        The senior credit agreement contains certain additional negative covenants, including limitations on the ability of Physicians Formula, Inc., our operating subsidiary, to: incur other indebtedness and liens; fundamentally change its business through a merger, consolidation, amalgamation or liquidation; sell assets; pay cash dividends or pay for expenses of Physicians Formula Holdings, Inc., unless certain conditions are satisfied; make certain acquisitions, investments, loans and advances; engage in transactions with our affiliates; enter into certain agreements; engage in sale-leaseback transactions; incur certain unfunded liabilities; and change its line of business.

        The senior credit agreement requires us to make mandatory prepayments with the proceeds of certain asset dispositions and upon the receipt of insurance or condemnation proceeds to the extent we do not use the proceeds for the purchase of satisfactory replacement assets.

Contractual Obligations

        The following table reflects our contractual obligations as of December 31, 2006:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Line of credit borrowings	$7,522	$7,522	$—	$—	$—
Long-term debt obligations	15,000	2,063	5,625	7,312	—
Interest payments on long-term debt obligations(1)	3,944	1,400	1,881	663	—
Operating lease obligations	1,214	960	240	14	—
Deferred compensation	721	—	—	—	721
Other(2)	970	970	—	—	—

Total	$29,371	$12,915	$7,746	$7,989	$721

(1)
For variable interest rate debt, the amounts included were calculated using 8.75%, the rate in effect as of December 31, 2006 under the senior credit agreement.
(2)
Represents a commitment to purchase manufacturing equipment.

Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts that rely on estimation techniques to calculate fair value. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure as of the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, returns, trade allowances, inventories, goodwill and other intangible assets, and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results or changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe that the estimates and assumptions are among those most important to an understanding of our consolidated financial statements contained in this prospectus.

        We consider certain accounting policies related to revenue recognition, inventory valuation, goodwill and other intangible assets, share-based compensation and income taxes to be critical policies due to the estimates and judgments involved in each.

  Revenue Recognition

        Our revenues are derived principally from direct sales to retailers and wholesalers. Our standard arrangement for our customers includes a valid purchase order or contract with no customer acceptance provisions. We recognize revenues from sales of products when:

  •
  we enter into a legally binding arrangement with a customer;

  •
  products are shipped and the customer takes title and assumes risk of loss;

  •
  customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

  •
  collection is reasonably assured.

        Sales are reported on a net sales basis, which is computed by deducting from gross sales a reserve for product returns, which includes actual returns to date and an amount established for anticipated product returns, as well as trade allowances. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer.

        Allowances for estimated returns are provided for when related revenue is recorded. We base our estimates on historical rates of product returns and outstanding returns not yet received from customers. In the past, returns provisions have been adjusted higher or lower during the course of a fiscal year depending on actual results to date and anticipated returns for the remainder of a year. Experience has shown a relationship between gross sales and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for known or anticipated events that we have considered, and will continue to consider, including, but not limited to, the solvency of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products.

        Actual returns in any future period are inherently uncertain and thus may differ from our estimates. If actual returns exceed reserves, we would need to reduce our revenues at the time of such determination. We have not experienced any material differences between the allowances for estimated returns and actual returns.

        We offer trade allowances such as rebates, price protection, coupons and other incentives to customers in the normal course of business. Accruals for these allowances are provided for based on estimates and historical experience and are recorded as a reduction of net sales when the related revenue is recorded. We have not experienced any material differences between the trade allowance accruals and actual trade allowances.

  Inventory Valuation

        Inventories are stated at the lower of average cost or market. Cost is determined by the first-in, first-out method.

        We make ongoing estimates relating to the net realizable value of inventories, based on our assumptions about future demand and market conditions. Slow moving and obsolete inventories are identified based on historical trends, sales projections and future known or anticipated events. When inventory is identified as slow moving or obsolete, we record an inventory write-down equal to the difference between the cost of the inventory and its estimated market value. Estimated market value is determined based on the amounts we expect to recover under our arrangement with a third-party liquidator. This write-down is recorded as a charge to cost of sales. We have not experienced any material differences between write-downs and actual results.

  Goodwill and Other Intangible Assets

        Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and specific intangible assets acquired in business combinations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Intangible Assets, goodwill is not amortized and is tested for impairment annually as of June 30, or whenever events or indicators of impairment occur between annual impairment tests. To apply SFAS No. 142, a company is divided into separate "reporting units," each representing groups of activities that are separately managed. For this purpose, we have one reporting unit. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of goodwill is determined using the income approach, which focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company has not recorded any goodwill impairment charges as a result of this annual process.

        Other indefinite-lived assets consist of trade names and are not amortized as they are considered an indefinite-lived intangible asset. Trade names are tested for impairment annually, or whenever events or indicators of impairment occur between annual impairment tests. To determine the fair value of the trade names, we use a variation of the income approach called the royalty savings approach. There are many assumptions and estimates used that directly impact the results of the testing, including a reasonable royalty rate, estimated future revenues attributable to the trade names, cost of goods sold, selling, general and administrative expenses, capital charges, tax rates and a useful life. It is management's intent to leverage the trade names indefinitely into the future. The Physicians Formula trade name has been used since 1937 and is a recognized brand within the cosmetics industry.

        Other intangible assets consist primarily of patents and distributor relationships. Patents and distributor relationships are amortized over their estimated useful lives of 15 and 20 years, respectively. Intangible assets related to patents and distributor relationships are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. To determine the fair value of these intangible assets we use a combination of the royalty savings approach and the income approach. There are many assumptions and estimates used that directly impact the results of the testing. For example, estimated future revenues attributable to the patents and distributor relationships in existence at the time of acquisition, cost of goods sold, selling, general and administrative expenses, capital charges, tax rates and useful lives. Management estimated the useful life of the patents on the base technology that has been in existence for many years and is expected to continue through the estimated useful life and the useful life of the distributor relationships based on historical attrition. We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose. To mitigate undue influence, we use industry-accepted valuation models.

  Share-Based Compensation

        On January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R") using the prospective method. Under the prospective method, those nonpublic companies that previously used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes will apply SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. We will continue to account for any portion of awards outstanding at December 31, 2005 using the accounting principles originally applied to those awards which were the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. Under SFAS No. 123R, share-based payments awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. On November 14, 2006, the closing date of the initial public offering, we amended the performance-vesting options to accelerate the vesting of 550,781 of such options. The remaining performance-vesting options that did not vest on November 14, 2006 became time-vesting options that vest and become exercisable in 24 equal installments over a period of two years from November 14, 2006. A non-cash share-based compensation cost of $333,000 was capitalized and included in inventory in the accompanying consolidated balance sheets and $9,155,000 was recorded as compensation expense in selling, general and administrative expenses in the accompanying consolidated statements of income.

        The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. Expected volatility of the stock will be based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected life of options granted represents the average between the vesting and contractual term, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 107. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options, expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record.

  Income Taxes

        We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Our historical tax attributes were carried forward as a result of our acquisition of our wholly owned subsidiaries, Physicians Formula, Inc. and Physicians Formula Cosmetics, Inc., from Pierre Fabre Dermo-Cosmetique, S.A. (the "Acquisition"). Deferred income tax assets and liabilities are computed annually for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The long-term deferred income taxes primarily relate to the intangible assets recorded as part of the Acquisition.

        As of December 31, 2006, we have current net deferred income tax assets of $5.1 million and non-current net deferred income tax liabilities of $21.6 million. Future earnings, more likely than not, are expected to be sufficient for the realization of our deferred income tax assets.

Recent Accounting Pronouncements

        In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. FIN No. 48 is effective as of January 1, 2007. We are currently evaluating the impact of FIN No. 48 on our consolidated financial statements.

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of financial instruments according to fair value hierarchy as defined in the standard. SFAS No. 157 is effective for us at the beginning of fiscal 2008 and will be applied on a prospective basis. We are currently evaluating the impact of SFAS No. 157 on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that adoption of this statement will have on our consolidated financial position and results of operations.

Environmental Matters

        As discussed under "Business," we have environmental liabilities at our City of Industry facility. These involve both onsite and regional groundwater contamination. We also have indemnities that have covered, and that we expect will continue to cover, most of the environmental liabilities. The indemnities were given to us by prior owners of the business, by a former operator of the facility and its insurer, by a prior owner's successor, and by a company with which we entered into a settlement indemnifying us for further regional groundwater contamination liabilities. Based on our past dealings with these entities and the nature of their contractual commitments, we expect that they will continue to indemnify most of our environmental liabilities. Some of the entities could contest a future indemnification demand we could make for some aspects of our potential environmental liabilities. We believe all of the entities are financially able to satisfy their indemnity obligations to us.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Risk

        We pay our overseas suppliers and third-party manufacturers in U.S. dollars. A decrease in the value of the euro and the Chinese yuan relative to the U.S. dollar could result in higher cost of sales due to unfavorable currency exchange rates fluctuations. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Our current reliance on foreign suppliers for many of the raw materials and components used to produce our products makes it possible that our operating results may be affected by fluctuations in the exchange rate of the currencies of our suppliers. We do not have any foreign currency hedges.

  Interest Rate Risk

        We are exposed to interest rate risks primarily through borrowings under our revolving loan arrangement and term loans. Interest on these borrowings is based upon variable interest rates. Our weighted-average borrowings outstanding under the former senior credit agreement and the senior credit agreement during 2006 was $61.5 million and the weighted-average interest rate in effect at December 31, 2006 was 8.29%. We terminated the interest rate collar related to our former senior credit agreement on December 18, 2006. A hypothetical 1% increase or decrease in interest rates would have resulted in a $615,000 change to our interest expense in 2006.

Effects of Inflation

        Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation because they are short-term in nature. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not currently affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of sales and expenses, such as those for employee compensation, which may not be readily recoverable in the price of the products offered by us.

BUSINESS

Our Company

        We are one of the fastest growing cosmetics companies of the ten largest in the U.S. mass market channel by retail sales. We specialize in developing and marketing innovative, premium-priced products for the mass market channel. Our products focus on addressing skin imperfections through a problem-solution approach, rather than focusing on changing fashion trends. Our products address specific, everyday cosmetics needs and include face powders, bronzers, concealers, blushes, foundations, eye shadows, eye liners, brow makeup and mascaras.

        We sell our products in the mass market channel to retailers such as Wal-Mart, Target, CVS, Walgreens and Albertsons. Our products provide above-average profitability for retailers due to their higher price points and sales per linear foot. Our products are currently sold in approximately 26,000 of the 45,000 stores in which we estimate our masstige competitors' products are sold. We seek to be first-to-market with new products within this channel, and are able to take new products from concept development to shipment in less than 12 months. New products are a very important part of our business and have contributed, on average, approximately 38% of our net sales for the last three years.

        We position ourselves as a "masstige" brand within the U.S. mass market channel of the cosmetics industry, which generated $4.8 billion in annual retail sales in 2005 based on Euromonitor data. Our primary product categories are face and eye makeup. We are one of the fastest growing cosmetics brands in the mass market prestige, or "masstige," market, as we define it, with 24% and 23% growth rates over the prior year periods, based on ACNielsen data for the 52 weeks and 12 weeks ended February 24, 2007, respectively. Based on ACNielsen data, our share of the masstige market at food, drug and mass volume retailers other than Wal-Mart was 7% and 8% for the 52 weeks and 12 weeks ended February 24, 2007, respectively.

        Our goal is to continue to profitably expand our presence in the mass market channel in the U.S. and abroad. We have grown net sales from $62.3 million in 2004 to $95.4 million in 2006, representing a compounded annual growth rate of 23.8%. We intend to continue to grow by introducing new and innovative products, expanding our U.S. distribution, entering new categories and expanding into new channels and geographic markets. Net income grew from $1.2 million in 2004 to $4.7 million in 2005 and declined to $0.6 million in 2006. Net income available for common stockholders in 2006 includes the effects of the following items as a result of our initial public offering (before tax); $9.2 million in non-cash share-based compensation charges, a $1.0 million write-off of capitalized bank fees and $0.3 million in special bonus payments. Similar transaction items in 2004 and 2005 totaled $0.9 million and $0.4 million, respectively.

Our Industry

        The beauty care industry, which includes cosmetics, skin care products, fragrances, hair care products and sun care products, generated retail sales of $159.9 billion globally and $31.8 billion in the U.S. in 2004, based on Euromonitor data. Cosmetics, which include face makeup, eye makeup, lip products and nail products, generated retail sales of $8.1 billion in the U.S. in 2005, based on Euromonitor data. We compete primarily in the face makeup and eye makeup cosmetic categories.

        The Rise of Masstige Products.    The cosmetics category can be divided into prestige cosmetics, typically sold through department stores and high-end specialty retailers, and mass market cosmetics, typically sold through food, drug and mass volume retailers. Recently, retailers and consumers have begun to focus on a new sub-category within mass market cosmetics called "mass market prestige," or masstige. Manufacturers of masstige cosmetics have focused on designing products that are similar in quality to prestige cosmetics, but are targeted to a broader market through mass volume retailers (such as Target and Wal-Mart), drug stores (such as CVS and Walgreens) and food retailers (such as

Albertsons). Masstige cosmetics are sold at prices higher than traditional mass market cosmetics products but lower than prestige cosmetics. We believe the combination of high-quality products and more affordable price points has made the masstige sub-category appealing to a wide range of consumers.

        Demand for Functional Products.    Historically, the cosmetics industry has emphasized fashion-oriented products. We believe that today's consumers have gained a better understanding and awareness of preventive and proactive skincare treatments, which has increased demand for functional solutions. We believe that this trend has been driven in part by manufacturers' growing focus on educational marketing in both advertising and in-store displays.

        Changing Demographic Trends.    We believe the rising average age of the American population, coupled with an increasing desire to maintain a youthful appearance, generates a growing demand for beauty products that address specific cosmetic needs. In addition, as the ethnic population of the U.S. continues to grow, beauty care manufacturers and retailers are enhancing their efforts to provide solutions for consumers with a wide range of skin tones.

Our Competitive Strengths

        Differentiated Products with Broad Consumer Appeal.    We market a broad selection of functional cosmetics that address everyday skin imperfections, in contrast to traditional cosmetics that primarily address changing fashion trends. One of our core areas of expertise is color correction, which involves the use of opposite colors to neutralize skin imperfections, such as under-eye circles, red blemishes, scars or other skin discolorations. We appeal to a broad consumer base by selling products offering similar quality and benefits as those sold in department stores and high-end specialty retailers at more affordable prices.

        Product Innovation.    We consider ourselves a leading product innovator. We have a history of successfully developing new and innovative products and quickly introducing them to the mass market channel. In 1997, we introduced multi-colored face powder to the mass market channel with the launch of Powder Palette®, which continues to be one of our top-selling products today. Other examples of innovative product launches include Concealer Twins® concealers, Baked Collections® eye shadows and Magic Mosaic® face powders. Our Mineral Wear® face powder, which we launched in 2005, was the first pressed and multi-colored, mineral face powder sold in the mass market channel. Over the last three years, we have introduced an average of 59 new products each year. Our top three retailer customers stocked, on average, over 90% of our new product launches in 2006.

        Strong Quality Perception and Market Positions.    We are a leading cosmetics brand in the mass market channel, with a rapidly growing and loyal consumer base. In a 2005 study commissioned by us, respondents who were aware of a brand were asked to rank their perception of that brand's quality. We tied for the highest perceived brand quality among masstige cosmetic brands. We support our brand with national advertising in leading women's magazines, continuous product innovation and attractive point-of-purchase merchandising. Please refer to "—Market Share" for a more detailed discussion.

        Compelling Proposition to Retailers.    We believe there is significant and growing demand for our products from key retailers within the mass market channel. Our innovative, high-quality products sell at premium price points and we believe they generate above-average return on investment for retailers. Our brand enjoys broad consumer appeal across different age groups and ethnicities and attracts consumers who tend to be affluent. We believe consumer demand for our products has motivated our retailer customers to increase the number of stores in which they sell our products and to increase our assigned shelf space within their stores. In September 2005, we were awarded the Beauty Supplier of the Year Award by the CVS drugstore chain.

        Flexible, Low-Cost Business Model.    We maintain a flexible, low-cost business model that allows us to rapidly change production schedules, adopt new technologies and switch to lower-cost suppliers. We manufacture or assemble substantially all of our products. We do not have long-term contracts with our suppliers but instead purchase components and semi-finished goods from third-party suppliers on an as-needed basis. Our flexible supply chain and manufacturing capabilities increase our speed-to-market for new product launches and allow us to provide high levels of service to retailers.

        Experienced Management Team.    Our senior management team has considerable experience and expertise, with an average of 19 years of experience in the cosmetics industry. Ingrid Jackel, our Chief Executive Officer, and Jeff Rogers, our President, have been with Physicians Formula since 1997 and 1991, respectively. The addition of Joseph J. Jaeger, who has over 24 years of cosmetics company experience, as Chief Financial Officer in 2004 has enabled the senior management team to continue to manage the business and its objectives.

Our Growth Strategy

        We intend to continue to increase our market share and to grow our business by pursuing the following strategies:

        Continue to Develop and Introduce New Products.    Over the last three years, we have introduced an average of 59 new products each year, and we intend to introduce a significantly greater number of new products going forward. Our product development team employs a 12-month product development process that incorporates technological advances as well as our core industry knowledge and awareness of global trends. Building on our face and eye makeup expertise, we continue to target under-developed categories to offer consumers innovative and visually appealing products for specific yet common cosmetic needs. We believe our problem-solution approach creates an opportunity to extend new product appeal beyond the life cycles of traditional color cosmetics.

        Further Penetrate Existing Retailers and Channels of Distribution.    We believe there are many opportunities to grow our sales to existing retailer customers and to expand our customer base by:

  •
  expanding retail selling space at stores that currently sell our products;

  •
  increasing the number of stores in which our existing retailer customers sell our products; and

  •
  attracting new retailer customers such as food and club stores.

        The following table sets forth our estimates of our total distribution, measured by stores multiplied by stock keeping units, or "SKUs," from 2002 to 2006:

Physicians Formula Store and SKU Count
	2002	2003	2004	2005	2006
Total U.S. Stores	16,600	19,100	19,800	21,700	24,000
Average SKUs per Store	83	89	104	119	134
Total Distribution (SKUs times Stores)	1.4 million	1.7 million	2.1 million	2.6 million	3.2 million

        We have increased the number of stores in which we sell our products by 44.6% from 2002 to 2006 and we have increased our total distribution by over 128.6% during the same period. Despite these increases, we believe there are significant opportunities for future growth, as our largest competitors currently sell their products in twice as many stores as we do and have significantly more selling space per store.

        Expand into Adjacent Categories with Innovative Products.    We believe our reputation for developing innovative, problem-solution products creates opportunities for us to expand into cosmetics categories in which we do not currently have a significant presence. Our current product lines address only approximately half of the cosmetics categories. We plan to capitalize on our goodwill with retailers and our innovation expertise to expand not only in our current product categories, but also into adjacent cosmetics categories, such as lip and nail. In conjunction with our expansion into adjacent categories, we will continue to use cost-effective and integrated marketing strategies in advertising, public relations, promotions, packaging and pricing.

        Expand into New Channels and Increase International Presence.    We are actively seeking to expand into new sales channels in order to reach a broader market. We are planning to begin selling products under our Physicians Formula brand through infomercials in the second quarter of 2007, and we are currently testing sales of a new brand called professional formula on a home shopping television channel. We also intend to expand our presence in our existing foreign markets and in foreign markets not currently served by Physicians Formula.

        Continue to Identify Opportunities for Operating Margin Improvement.    We strive to improve our low-cost structure by pursuing cost saving opportunities in the areas of product assembly automation and direct sourcing of components. We are developing an automated assembly line that we believe will reduce labor cost per unit while increasing capacity.

Products

        We develop, manufacture and market a broad selection of products in various cosmetics categories. The following table sets forth the core categories in which we compete and selected examples of products we manufacture within those categories.

Category	Product Lines		Representative Products
Face Makeup	•	Face Powders	•	Powder Palette®, Magic Mosaic®, Mineral Wear®
	•	Bronzers	•	Powder Palette®, Pearls of Perfection®, Summer Eclipse®, Shimmer Strips, Baked Bronzer®, Solar Powder, Magic Mosaic®
	•	Concealers	•	Gentle Cover Concealer®, Concealer 101®, Concealer Twins®, Covertoxten50TM
	•	Blushes	•	Planet Blush®, Powder Palette®
	•	Foundation	•	Mineral WearTM
Eye Makeup	•	Eye Shadows	•	Baked Collection®, MatteCollection Quad Eye Shadow, EyeBrightener®
	•	Eye Liners	•	Eye Definer Felt-Tip Eye Marker, Eye Definer
	•	Brow Makeup	•	Fineline® Brow Pencil, Brow Corrector®
	•	Mascara	•	Lash-in-a-Tube®

        Face makeup.    The face makeup category is our largest category, accounting for approximately 73% of our net sales in 2006. We divide this category into face powders, bronzers, concealers, face color (blush) and foundation. Our face powders and bronzers typically address minor imperfections and require a one-step application. Our concealers and neutralizers use color correction to address more significant skin imperfections, such as under-eye circles, blemishes, scars, birthmarks and post-cosmetic surgery. Our compact and liquid foundations address uneven skin tone and provide skin protection.

        Face powders can be used over foundation or alone, to minimize shine, discolorations and imperfections, creating a smoother, more even skin tone. Based on ACNielsen data for the 12 weeks ended February 24, 2007, we are a leader in the face powders category with an approximate 38% share in the masstige market, as we define it, and our share has increased approximately 26% over the prior-year period. We also currently market one of the best selling face powders in the masstige market. Two examples of our face powder products are Powder Palette®, a multi- colored face powder based on color correction principles, and Mineral Wear®, a pressed and multi-colored mineral face powder developed for sensitive and breakout-prone skin.

        Bronzers enhance skin tone to provide a "sunkissed" look without the damaging effects of the sun. In 1997, we introduced bronzers, a product formerly offered primarily by department stores for the summer season, to the mass market channel, and have since expanded our product offering to include a full, year-round bronzer selection. Based on ACNielsen data for the 12 weeks ended February 24, 2007, we are a leader in the bronzers category with an approximate 66% market share in the masstige market, as we define it. Our bronzers include Baked Bronzer®, a wet/dry bronzer baked on Italian terra cotta tiles launched in 2004, Solar Powder, a multi-colored bronzer with SPF20 launched in 2005 and Shimmer Strips, a multi-colored, shimmering bronzer launched in 2006.

        We introduced our concealing correction tools to the mass market channel in 1993, and have continued to introduce new concealing correction products. Two examples of our concealer products are Concealer Twins® and Covertoxten50TM. We currently have a broad range of yellow, green and flesh tone concealers aimed at correcting skin imperfections, from dark under-eye circles to red blemishes, scars, birthmarks or post-cosmetic surgery discolorations.

        We offer powder and cream blushes that contour the face and accentuate cheekbones with soft color. In 2001 we introduced Planet Blush® and have since expanded in this category. Based on ACNielsen data for the 12 weeks ended February 24, 2007, we had an approximate 17% share of the masstige market, as we define it, in the blush category and our share has increased by approximately 24% over the prior-year period.

        Foundations, with face powders or alone, provide all over coverage and minimize uneven skin tone. Two examples of our foundation products are Mineral Wear®, a foundation designed to reduce skin irritation and breakouts, and Beauty Spiral®, a light-coverage foundation designed to provide a brightening effect. We intend to expand in foundation, which is one of the largest cosmetics categories.

        Eye makeup.    The eye makeup category is our second largest category, accounting for approximately 23% of our net sales in 2006. The category consists of four categories such as eye shadows, eye liners, brow makeup and mascara. Our eye makeup includes Baked Collection®, a wet/dry eye shadow trio, Eye Definer Felt-Tip Eye Marker, Fineline® Brow Pencil and Lash-in-a-Tube® mascara. Based on ACNielsen data for the 12 weeks ended February 24, 2007, we had approximately an 8% and 11% share of the masstige market, as we define it, in the brow makeup and eye shadow categories, respectively. We intend to offer more eye makeup products if we are able to increase our space in retail stores.

        Other.    We introduced Plump Palette® Plumping Lip Color in 2005 and Plump PotionTM in 2006. We plan to offer new lip products, applying the same level of innovation and functionality to the lip category as we do in our core categories. All other categories accounted for approximately 4% of our net sales in 2006.

Market Share

        The following table sets forth the market position and approximate share, based on retail sales, of our products in selected categories within the masstige market, as we define it, based on ACNielsen data for the 12 weeks ended February 24, 2007 and 52 weeks ended February 24, 2007.

	12 Weeks Ended February 24, 2007		52 Weeks Ended February 24, 2007
	Masstige Ranking(2)	Masstige Share(3)	Masstige Ranking(2)	Masstige Share(3)
Face
Face Powders	1	38%	1	37%
Bronzers(1)	1	66%	1	66%
Concealers	1	20%	3	19%
Blush	3	17%	3	17%
Foundation	6	2%	7	1%
Eye
Eye Shadows	4	11%	4	10%
Eye Liners	4	7%	4	7%
Brow Makeup	4	8%	4	8%
Mascara	6	2%	6	2%

(1)
Bronzers are a subcategory of face powders.

(2)
We define the masstige market as products sold in the mass market channel under the following premium-priced brands: Physicians Formula, Almay, L'Oréal, Max Factor, Neutrogena, Revlon and Vital Radiance. According to ACNielsen data, these brands, other than Max Factor, were the only mass-distributed brands whose products had weighted-average retail prices 30% or more above the average price for similar products in food, drug and mass volume retailers other than Wal-Mart for the 52 weeks ended February 24, 2007 and whose average retail sales in the mass market channel were over $2 million during the same period. We have excluded brands that generated less than $2 million during the period or whose weighted-average retail prices were not at least 30% above the average price for similar products within food, drug and mass volume retailers other than Wal-Mart because we do not view them as our principal competitors. Please refer to "Market, Ranking and Other Data" on page 4 for a more detailed discussion.

(3)
ACNielsen data does not include Wal-Mart, our largest customer. Because we are currently in a smaller percentage of Wal-Mart stores and because we have less shelf space at Wal-Mart stores than we do at our other customers, we believe our share of the masstige market at Wal-Mart is lower than the percentages reflected in this table and could affect our rankings.

Competition

        The cosmetics industry is highly competitive. We compete on the basis of brand awareness, product functionality, design, quality, pricing, marketing, order fulfillment and delivery. Our competitors include a number of multinational manufacturers, some of which are larger and have substantially greater resources than we do, and which may therefore have the ability to spend more aggressively on advertising and promotion and have more flexibility to respond to changing business and economic conditions. Our products also compete with similar products sold in prestige channels such as department stores, high-end specialty retailers, door-to-door, through television and infomercials or through mail-order or telemarketing by representatives of direct sales companies. Our principal competitors in the masstige market, as we define it, include L'Oréal S.A. (L'Oréal), Revlon, Inc. (Revlon, Vital Radiance and Almay), The Procter & Gamble Company (Max Factor) and Johnson & Johnson (Neutrogena).

Distribution Channels and Retailer Customers

        We currently sell our products in approximately 26,000 stores in the U.S. to over 70 different retailers in the food retail, drug chain, mass volume, specialty retail and wholesale channels. We also sell our products internationally. Our top ten U.S. customers represented approximately 84% of our gross sales in 2006. Sales to Wal-Mart, CVS, Walgreens and Target accounted for an aggregate of 67% of our gross sales in 2006, with sales to each of these customers accounting for greater than 10% of our gross sales in 2006.

        We do not enter into long-term or exclusive contracts with our customers. Sales to our customers are generally made pursuant to purchase orders. We seek to enhance our customer relationships by regularly updating our product offering, delivering our products on time and providing consistent marketing support, category management services and customized trade allowance programs. Our customers expect quick response times on standard orders, and we do not have a material order backlog.

        We entered the Australian market in 1994 and the Canadian market in 1998. Australia and Canada represented approximately 7% of our net sales in 2006.

        We did not have any backlog orders as of December 31, 2006.

New Product Development

        We introduce a significant number of products each year and believe it is critical to our continued growth that we continue to do so. We seek to be first-to-market in the mass market channel with many of our products.

        Our new product development team consists of marketing, research and development, packaging, engineering and global sourcing professionals. Our team employs a 12-month product development process that incorporates our core industry knowledge, awareness of global trends and technological advances and sensitivity to retail needs. Members of our new product development team attend the principal industry trade shows in the U.S., Europe and Asia. We spent $462,000, $477,000 and $776,000, on research and development in 2004, 2005 and 2006, respectively.

        We believe we are broadly recognized as a leading innovator in the masstige market. Our products have received awards and editorial recognition, including "Favorite Concealer" (with four others) by Child Magazine in September 2004, "Best Liquid Eyeliner" by SELF magazine in May 2006, "Beauty Editors' Drugstore Favorite" in Glamour magazine in July 2006 and "Best in the Beauty Aisles" by Good Housekeeping in July 2006.

Marketing and Sales

        We position ourselves as a masstige cosmetics company and market our products to consumers in the U.S. mass market channel and other channels outside the U.S. Our consumer marketing includes print and television advertising as well as point-of-sale merchandising, including displays, promotions and samples and non-traditional advertising, such as bus sides and taxi tops.

        Our advertising strategy includes print in major beauty or women services publications in the U.S. and Canada, spot television advertisements in our strongest markets and free standing inserts in Sunday newspapers. We feature differentiated and iconic images in our print campaigns and lighthearted, situational television commercials. We are planning on testing an infomercial in 2007.

        We take a proactive approach with our retailer customers. Members of our sales team maintain constant communication with their accounts and visit our customers frequently to discuss recent point-of-sale data and trends. In addition, the sales team regularly reviews recent performance, new product initiatives and opportunities for additional space and distribution. Our sales team provides the marketing department with market information and customer feedback, works closely with our marketing department in developing customized advertising and promotional programs and reviews estimates of demand for the production planning process.

        We maintain a web site at www.physiciansformula.com that features current product and promotional information to educate and inform consumers about our products. Our web site is updated regularly to stay current with our new product offerings.

Packaging and Merchandising

        We design our retail selling space layout and provide retailers with permanent fixtures and point-of-purchase displays to emphasize a strong, consistent message to consumers. We also design most of our primary and secondary packaging. Primary packaging includes compacts, jars, tubes and pencils and secondary packaging includes boxes, blister packaging and clam-shell packaging in which our products are sold. We believe our uniquely designed product displays and packaging provide an immediate visual impact while serving as an important merchandising, communication and education tool.

Raw Materials and Suppliers

        We purchase raw materials, components, such as plastic compact containers, plastic tubes or brushes, and semi-finished goods, such as plastic compact containers or plastic tubes filled with product, from foreign and U.S. suppliers. Nine of our top 15 suppliers, which includes U.S. brokers that purchase on our behalf, are located in Europe or Asia. These nine foreign suppliers represented approximately 52% of our purchases of raw materials, semi-finished goods and components in 2006. We purchase a significant portion of our powders from suppliers in Italy and our components from suppliers in China. Our suppliers range from small family-owned businesses to large multinational corporations. We maintain relationships with a broad base of manufacturers in an effort to utilize those with the latest technologies and highest quality standards and to benefit from their knowledge of the newest manufacturing techniques. We recently implemented a strategy that enables us to source components directly from Asian manufacturers, thereby eliminating a broker mark-up.

        We generally do not have long-term or exclusive agreements with our suppliers. We do not have long-term contracts with our suppliers but instead purchase raw materials, components and semi-finished goods from third-party suppliers on an as needed basis. We maintain our supplier relationships on arms-length terms. We have not experienced any difficulty obtaining raw material, components or semi-finished goods and we believe we currently have adequate sources for our anticipated future production needs. We believe we have good relationships with our suppliers and that there are alternative sources in the event that one or more of these suppliers is unavailable. We continually review our needs against the capacity of our suppliers to ensure that we are able to meet our production goals, manage costs and operate efficiently.

Manufacturing

        We manufacture our products at two facilities located in City of Industry, California, which is 20 miles east of Los Angeles and at a temporary manufacturing facility in Irwindale, California. The adjoining facilities in City of Industry are approximately 25,000 and 20,000 square feet, respectively, and are both leased under a five-year contract that expires in December 2007. We expect to renew the City of Industry facilities leases during 2007. The Irwindale facility is approximately 37,000 square feet and is leased under a short-term lease expiring in April 2007. On March 26, 2007, we entered into a new 3 1/2 year lease for a 72,500 square foot facility in Covina, California to replace the facility in Irwindale, California. Our manufacturing consists of compounding and assembly. Currently, our compounding process is manual and requires highly skilled labor for weighing materials and compounding materials.

We rely on four assembly lines in our main assembly area. We are developing an automated assembly line that we believe will reduce labor cost per unit while increasing capacity.

Distribution

        We distribute our products from a 62,000 square foot distribution facility in Azusa, California, which is 24 miles east of Los Angeles. This facility is leased under a five-year contract that expires in December 2007. On March 7, 2007, we entered into a three-year lease renewal contract with the landlord of the Azusa facility that expires in December 2010.

        At our distribution center we:

  •
  store finished goods;

  •
  pick and pack for all domestic and international customer orders;

  •
  receive and store raw and component inventory for our City of Industry manufacturing facility;

  •
  conduct quality control for manufactured and assembled products;

  •
  process and store returns; and

  •
  assemble promotional displays.

        We have also negotiated the use of space at a third-party warehousing company to handle fluctuations in our inventory levels, which are significantly greater during the first and fourth quarter of each year. During peak periods, we rely on third-party logistics providers to ship some of our products to our retailer customers.

Patents and Trademarks

        The major trademark used in our business is Physicians Formula, with many of our products sold under this brand. We have registered or applied to register many of our product trademarks in the United States. We have also registered the Physicians Formula trademark in over 40 foreign countries. We consider the protection of our trademarks and trade name to be an important element of our business. We have filed with the Trademark Trial and Appeal Board of the United States Patent and Trademark Office a petition for cancellation of the registered trademark Physicians Complex issued to Cosmed, Inc. for cosmetics products sold primarily on the Internet. As of December 31, 2006, we had approximately 153 registered U.S. and foreign trademarks that we intend to maintain, and we had approximately 37 trademark applications pending. Our registered trademark rights exist for as long as the trademark is used for the identified goods or services and we continue to renew the registered trademark.

        We also protect some of our packaging and component concepts through design patents. We consider proprietary technology and patent protection to be an important element of our business. As of December 31, 2006, we had approximately 31 design patents issued and approximately 8 design patents pending. Our design patents expire between 2015 and 2020.

        We are involved in various intellectual property claims and legal actions arising in the ordinary course of business. From time to time, competitors have attempted to use names similar to the trademark Physicians Formula. We have sought, and we expect in the future to seek, through legal action and other lawful means to deter these competitors from infringing this trademark. As with any legal action, there is no guarantee that our efforts will continue to be successful in the future. While the effect of the final resolutions of these matters is not known, we believe that they will not have a material adverse effect on our results of operations, liquidity or financial condition.

Management Information Systems

        We use information technology systems to manage financial and administrative functions, including general ledger, accounts receivable, accounts payable, personnel, payroll and tax management. The majority of our customer orders and shipments are handled through electronic data interchange systems to enable electronic exchange of order, status, invoice and financial information with our customers.

        We utilize an IBM AS/400 computer located at our Azusa facility and fourteen IBM servers. The IBM AS/400 is used to run our enterprise resource planning applications. The servers are used for office document processing, electronic mail, security, virus protection and electronic interchange transactions. As a safeguard against a catastrophic event, we duplicate our files at the end of each day and transport those back-up files the following day to our City of Industry location. The IBM AS/400 may not be sufficient to handle our anticipated future growth and therefore we are planning to replace it in the spring of 2007.

Seasonality

        Our sales are seasonal primarily as a result of the timing of introduction of our new products. Our net sales are typically higher from December through April, which corresponds to the shipment period for our new products. Our manufacturing and distribution operations typically operate near or at peak capacity during the first and fourth quarters in conjunction with our shipment of new products. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Seasonality."

Employees

        As of December 31, 2006, we employed approximately 153 full-time and 18 part-time employees. In addition, we subcontracted for approximately 360 workers through a temporary staffing agency. During the course of the year, we typically utilize between 150 and 450 subcontracted workers depending on seasonal fluctuations in demand for our products.

        As of December 31, 2006, none of our employees were covered by collective bargaining agreements. We believe that our employee relations are satisfactory.

Regulation

        We and our products are subject to regulation by the U.S. Food and Drug Administration, or the "FDA," the U.S. Federal Trade Commission, or the "FTC," as well as various other Federal, state, local and foreign regulatory authorities. These regulations principally relate to the safety of our ingredients and proper labeling, advertising, packaging and marketing of our products. We believe that we are in substantial compliance with these regulations. Our manufacturing facilities in California are registered with the FDA as drug manufacturing establishments, permitting the manufacture of cosmetics that contain over-the-counter drug ingredients such as sunscreen.

        Under the Federal Food, Drug and Cosmetic Act, or the "FDCA," cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify or alter its appearance, with the exception of soap. Cosmetics are not subject to pre-market approval by the FDA, but the product and ingredients must be tested to assure safety. If safety has not been adequately substantiated, a specific label warning is required. The FDA monitors compliance of cosmetic products through random inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false or misleading labeling nor are manufactured under unsanitary conditions. Inspections also may occur from consumer or competitor complaints filed with the FDA. In the event the FDA does find false or misleading labeling or unsanitary conditions or other failures to comply with FDA requirements, our distribution channel may be affected by a possible product recall or insufficient product in the marketplace resulting in reduced product sales and revenue to us and increased costs to our operations.

        The FDA utilizes an "intended use" doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended for a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug rather than as a cosmetic. The product will then be subject to all drug requirements under the FDCA including possible pre-approval by the FDA of the product before future marketing. The labeling of cosmetic products is subject to the requirements of the FDCA, Fair Packaging and Labeling Act, Poison Prevention Packaging Act and other FDA regulations. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, our products may be regulated as drugs. If our products were regulated as drugs by the FDA, we would be required to conduct clinical trials to demonstrate safety and efficacy of our products in order to continue marketing those products. However, we may not have sufficient resources to conduct any required clinical studies and because clinical trial outcomes are uncertain we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of those products. The FDA may change the regulations as to any product category, including our sunscreen drug products, requiring a change in labeling, product formulation or analytical testing. However, we may not have sufficient resources to conduct any required analytical testing, reformulate the product or make required label changes, possibly resulting in an inability to resume marketing these products. Any inquiries or investigations from the FDA, FTC or other foreign regulatory authorities into the regulatory status of our cosmetic products and any subsequent interruption in the marketing and sale of those products could severely damage our brands and company reputation in the marketplace.

Environmental

        We are subject to a broad range of frequently changing Federal, state and local environmental, health and safety laws and regulations, including those governing discharges to air, soil and water, the handling and disposal of, and exposure to, hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that our business, operations and facilities are in material compliance with all applicable environmental, health and safety laws and regulations, and future expenditures will be necessary in order to maintain such compliance.

        The shallow soils and groundwater below our City of Industry facility were contaminated by the former operator of the property. The former operator performed onsite cleanup and we anticipate that we will receive written confirmation from the State of California that no further onsite cleanup is necessary. Such confirmation would not rule out potential liability for regional groundwater contamination or alleged potable water supply contamination discussed below. If further onsite cleanup is required, we believe the cost, which we are not able to estimate, would be indemnified, without contest or material limitation, by companies that have fulfilled similar indemnity obligations to us in the past, and that we believe remain financially able to do so.

        The facility is located within an area of regional groundwater contamination known as the Puente Valley "operable unit" ("PVOU") of the San Gabriel Valley Superfund Site. We, along with many others, were named a potentially responsible party ("PRP") for the regional contamination by the United States Environmental Protection Agency ("EPA"). We entered into a settlement with another PRP at the site, pursuant to which, in return for a payment we have already made and that was fully indemnified and paid by a second company, the other PRP indemnified us against most claims for PVOU contamination. We expect to enter into a consent decree with EPA and the other PRP that will resolve our liability for the cleanup of regional groundwater contamination without any payment by us to EPA. Depending on the scope and duration of the cleanup, we may be required to make further payments to the other PRP for regional groundwater remediation costs. We estimate the amount of any such additional payments would not exceed approximately $130,000. The estimate is based on component estimates for two distinct contaminants that may require remediation. Those estimates in turn are based on a number of assumptions concerning the likelihood that remediation will be required, the cost of remediation if required and other matters. Uncertainty in predicting these matters limits the reliability and precision of the estimates. We expect any such additional payments by us to be covered by indemnities given to us by other companies. Those companies may contest their indemnity obligation for these payments. We believe the companies are financially able to pay the liability. Because we believe it is not probable that we will be held liable for any of these expenses, we have not recorded a liability for such potential claims.

        We are also one of approximately 25 parties considered potentially liable by a regional water authority for alleged contamination of two of that water authority's wells. We are fully indemnified for this liability under a past settlement with a private company. The indemnity is not materially limited and we do not believe it would be contested. We believe the company is financially able to pay the liability. Because we believe it is not probable that we will be held liable for any of these expenses, we have not recorded a liability for such potential claims for alleged contamination of the area's potable water supply.

        As described above, our liability for these contamination matters and related claims has been substantially covered by third-party indemnities and resolved by prior settlements, and borne by prior operators of the facility, their successors and their insurers. We are, however, attempting to recoup approximately $0.7 million in defense costs from one of these indemnitors. These costs have been expensed as paid by us and are not recorded in our consolidated balance sheets.

Properties

        The following table sets forth our principal facilities as of December 31, 2006. The first three of these facilities are leased under five-year lease contracts that expire in December 2007 and the fourth of these facilities was recently leased under a short-term lease expiring in April 2007. On March 7, 2007, we entered into a three-year lease renewal contract with the landlord of the Azusa facility that expires in December 2010. We expect to renew the City of Industry facilities leases during 2007.

Location	Use	Approximate Square Footage	Ownership Interest
Azusa, California	Corporate office, distribution	82,000	Lease
City of Industry, California	Manufacturing	20,000	Lease
City of Industry, California	Manufacturing / office	25,000	Lease
Irwindale, California(1)	Manufacturing	37,000	Lease

(1)
On March 26, 2007, we entered into a new 3 1/2 year lease for a 72,500 square foot facility in Covina, California to replace the facility in Irwindale, California.

        We believe that these facilities are adequate for our current needs, but that we will soon require additional space. We believe that we will be able to identify and secure additional space to support our future growth on acceptable terms.

Legal Proceedings

        We have been named in various lawsuits in the ordinary course of business. We have also filed with the Trademark Trial and Appeal Board of the United States Patent and Trademark Office a petition for cancellation of the registered trademark Physicians Complex issued to Cosmed, Inc. for cosmetics products sold primarily on the Internet. From time to time, competitors have attempted to use names similar to the trademark Physicians Formula. We have sought, and we expect in the future to seek, through legal action and other lawful means to deter these competitors from infringing this trademark. As with any legal action, there is no guarantee that our efforts will continue to be successful in the future. In management's opinion, the ultimate resolution of these matters is not expected to have a material impact to our consolidated financial statements.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers. All our directors hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Principal Position
Ingrid Jackel	37	Chief Executive Officer and Director
Jeff Rogers	43	President
Joseph J. Jaeger	54	Chief Financial Officer
Sonya T. Brown	34	Director
Craig D. Frances	40	Director
Claude Gros	63	Director
Walter G. Kortschak	47	Director
James A. Lawrence	54	Director

        Set forth below is information concerning our directors and executive officers.

        Ingrid Jackel, Chief Executive Officer and Director.    Ingrid Jackel has served as director since September 2006, as our Chief Executive Officer since August 2006 and as our Senior Vice President—Marketing from April 2003 to August 2006. Ms. Jackel oversees all aspects of our marketing, research and development and quality control functions. Ms. Jackel joined Pierre Fabre in the U.S. in 1994 and served in a variety of management roles, including Vice President of Marketing for Physicians Formula from May 1998 to March 2003 and Director of Marketing for Physicians Formula from July 1997 to April 1998. Prior to joining Physicians Formula in 1995, Ms. Jackel served in a variety of marketing management roles in the U.S. and France for cosmeceutical brands such as Avene, Elancyl and Aderma of the Pierre Fabre group. Ms. Jackel was awarded the Women's Wear Daily prize for the "most innovative marketer of the year" in mass market cosmetics in 2003.

        Jeff Rogers, President.    Jeff Rogers has served as our President since August 2006 and as our Senior Vice President—Sales from January 1998 to August 2006. Mr. Rogers is responsible for all aspects of sales, new business development and category management. In addition, Mr. Rogers maintains the relationships with our key retailer customers. Mr. Rogers joined our company in April 1991 as a Sales Director and was promoted to Vice President of Sales in June 1991. Mr. Rogers has more than 20 years of experience in the cosmetics industry. Prior to joining us, Mr. Rogers worked at Revlon, Inc., a manufacturer and marketer of cosmetics, skincare, fragrances and personal care products, and Del Laboratories, Inc., a manufacturer and marketer of cosmetics and over-the-counter pharmaceuticals.

        Joseph J. Jaeger, Chief Financial Officer.    Joseph J. Jaeger has served as our Chief Financial Officer since March 2004. In addition to accounting and finance, Mr. Jaeger is responsible for information technology, human resources, operations and legal. Mr. Jaeger has more than 24 years of experience in the cosmetics industry, including 17 years at L'Oreal, a manufacturer and marketer of cosmetics and personal care products, where he most recently served as a Vice President of Finance in the Luxury Products Division from 1999 until December 2001. Prior to joining our company, Mr. Jaeger served as Vice President—Finance, Interventional Products Division at Datascope, Inc., a medical device company, from December 2003 to February 2004, and as Executive Vice President and Chief Financial Officer at Zirh International Corp., a division of Shiseido Co. Ltd., from July 2003 to August 2003, and as President of Cosmetic Concepts International, LLC from January 2002 to June 2003 and from September 2003 to November 2003.

        Sonya T. Brown, Director.    Sonya T. Brown has served as a director since November 2003. Ms. Brown is a Principal with Summit Partners, a private equity and venture capital firm, where she has been employed since August 2002. Prior to joining Summit Partners, Ms. Brown held several positions at iXL Enterprises Inc. from January 1999 to January 2001, including Vice President of Finance and Vice President of Corporate Development, and was involved in the formation of iXL Ventures.

        Craig D. Frances, M.D., Director.    Craig D. Frances, M.D. has served as a director since November 2003. Dr. Frances is a General Partner with Summit Partners, a private equity and venture capital firm, where he has been employed since March 2003. Prior to joining Summit Partners, Dr. Frances was a consultant with Strand Ventures, LLC from January 2002 to March 2003, and served as President of The.tv Corporation International, which was acquired by VeriSign, Inc., from January 2000 to January 2002.

        Claude Gros, Director.    Claude Gros has served as a director since November 2003. Mr. Gros has served as President of Sabeton, S.A., a French company whose principal activity is holding interests in the food and communication sectors, since 1987. Sabeton's stock is traded on the Euronext Stock Exchange in Paris, France.

        Walter G. Kortschak, Director.    Walter G. Kortschak has served as a director since November 2003. Mr. Kortschak is a Managing Partner and Managing Member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since June 1989. Prior to joining Summit Partners, Mr. Kortschak was a Vice President at Crosspoint Venture Partners, a venture capital firm. Mr. Kortschak also serves as a director of Global Cash Access, Inc., a financial services company that provides cash access products and services to the gaming industry, and a number of private companies. He also serves as a director of the National Venture Capital Association.

        James A. Lawrence, Director.    James A. Lawrence has served as a director since October 23, 2006. Mr. Lawrence currently serves as Vice Chairman and Chief Financial Officer of General Mills, Inc., a branded food manufacturer, and has held various positions of increasing responsibility with General Mills, Inc. since 1998. Mr. Lawrence also serves as a director of Avnet, Inc. and, effective November 1, 2006, British Airways, Plc.

Family Relationships

        There are no family relationships between any of our executive officers or directors.

Composition of the Board of Directors after this Offering

        Our amended and restated certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our board of directors currently consists of six members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his successor is elected and qualified or until his earlier death, resignation or removal. Elections for directors will be held annually.

        The board has determined that each of the directors, with the exception of Ms. Jackel, are "independent" directors, as independence is defined in Rule 4200(a)(15) of the Nasdaq Stock Market LLC ("Nasdaq") marketplace rules. The board has not adopted categorical standards in making its determination of independence and instead relies on standards set forth in the Nasdaq marketplace rules.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board of directors or the compensation committee of any other company.

Committees of the Board of Directors

        We currently have an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee consists of three persons. All of the members of our nominating and corporate governance committee and compensation committee are "independent," as independence is defined by Rule 4200(a)(15) of the Nasdaq marketplace rules. A majority of the members of the Audit Committee are "independent" under the heightened independence standards required for audit committee members under the Nasdaq marketplace rules and the rules of the Securities and Exchange Commission (the "SEC"). We intend to appoint an additional "independent" director to our Board and to the Audit Committee prior to November 8, 2007, the first anniversary of our initial public offering, in order to comply with the applicable rules and regulations of Nasdaq and the SEC.

  Audit Committee

        The Audit Committee consists of Messrs. Lawrence (Chairman), Gros and Kortschak, of whom, Mr. Lawrence and Mr. Gros are "independent" under the heightened independence standard required for audit committee members under the Nasdaq marketplace rules and the rules of the SEC. The Audit Committee oversees our accounting, financial reporting and control processes and the audits of our financial statements, including: the preparation, presentation and integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor's qualifications and independence; and the performance of our independent auditor. Our Audit Committee, among other things, has sole responsibility to retain and terminate our independent auditor, pre-approves all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement and reviews our quarterly and annual audited financial statements and related public disclosures, earnings press releases and other financial information provided to analysts or rating agencies.

        Each member of the audit committee has the ability to read and understand financial statements. Our board of directors has determined that James A. Lawrence meets the requirements for an "audit committee financial expert" as defined by the rules of the SEC.

  Compensation Committee

        The compensation committee consists of Messrs. Frances (Chairman), Gros and Lawrence. The compensation committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and directors and establishes and reviews general policies relating to the compensation and benefits of our officers, employees and directors. The charter of the compensation committee allows the compensation committee to delegate authority to subcommittees and engage compensation consultants as it deems appropriate.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee consists of Messrs. Kortschak (Chairman) and Lawrence and Ms. Brown. The nominating and corporate governance committee's responsibilities include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters.

Code of Ethics

        We have adopted a code of ethics for senior financial employees that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and other employees. The code of ethics is available in the Investor Relations section of our website at www.physiciansformula.com and is available in print to any stockholder who requests it. If we waive any material provision of our code of ethics or substantively change the code, we will disclose that fact on our website within four business days of the waiver or substantive change.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

        The compensation program for our executive officers is designed to attract and retain key executive officers and to motivate them to achieve our operating objectives. Different elements of compensation are linked to short and long-term performance, with the goal of increasing stockholder value over the long term. We seek to reward the achievement of specific annual goals through cash incentive compensation. We also strive to promote an ownership mentality among our executive officers by offering equity-based compensation that aligns their interests with those of our stockholders and our business. To that end, the Compensation Committee, which we refer to in this section as the "Committee," believes executive compensation should include both cash and equity-based compensation.

        The primary objectives of our compensation program are:

  •
  to attract and retain the best possible executive talent;

  •
  to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and

  •
  to align executive officers' incentives with increases in stockholder value and the achievement of corporate objectives.

Overview of Compensation and Process

        The Committee has the overall responsibility for evaluating and approving the annual compensation and compensation programs for our three executive officers: the Chief Executive Officer, the President and the Chief Financial Officer (collectively, the "named executive officers"). Our executive officers make recommendations regarding executive compensation to the Committee. However, only the Committee makes decisions on executive compensation. The Committee does not delegate any of its functions to others in setting compensation. To date, we have not retained any compensation consultants or engaged in formal benchmarking of executive compensation, but we may do so in the future.

        Our executive officer compensation consists of:

  •
  base salary;

  •
  annual cash incentive compensation; and

  •
  long-term equity incentive compensation.

        In addition, we have entered into an employment agreement with each of the named executive officers that provides for severance upon certain termination events. We also provide certain retirement benefits and perquisites and other benefits.

        The amount of each element of compensation is determined by the Committee, which reviews the following factors to determine the amount of compensation and combination of elements to pay each named executive officer:

  •
  performance against corporate objectives for the year;

  •
  difficulty of achieving desired results in the coming year;

  •
  value of an individual's unique skills and capabilities to support our objectives; and

  •
  contribution as a member of the executive management team.

        The Committee does not consider prior compensation, including gains from prior stock option awards, in setting future compensation levels.

        Our policy for allocating between short-term and long-term compensation is to ensure adequate compensation to attract and retain key executive officers, while providing them with an incentive to maximize long-term stockholder value. We do not have an exact formula for allocating between short-term and long-term compensation or between cash and equity-based compensation. The Committee makes an effort to ensure that our compensation program for executive officers is perceived as fundamentally fair.

Compensation Elements

Base Salary

        We provide a base salary to our executive officers to compensate them for their services during the year. Base salaries are intended to promote retention of existing executive officers. Therefore, the Committee seeks to offer base salaries that are competitive. The Committee sets base salaries based on the executive officer's role, responsibilities and experience.

        On July 10, 2006, the Committee increased each named executive officer's base salary. This increase was intended to make their base salaries competitive with that of similarly situated executive officers of similarly-sized public companies. The Committee increased Ingrid Jackel's salary by $88,000, to $350,000, Jeffrey P. Rogers' salary by $88,000, to $350,000, and Joseph J. Jaeger's salary by $82,000, to $325,000, and all of the increases were effective for periods beginning after June 30, 2006.

        On March 7, 2007, the Committee approved an inflation-based increase of an average of 4% to the base salaries of all employees, including the named executive officers (other than increases related to promotions for certain non-executive officers). The increased salaries, which became effective as of January 1, 2007, for each of the named executive officers are:

  •
  Ingrid Jackel—$364,000

  •
  Jeffrey P. Rogers—$364,000

  •
  Joseph J. Jaeger—$338,000

Annual Cash Incentive Compensation

        We provide annual cash incentive compensation to our named executive officers under our 2006 bonus plan. The objective of annual cash incentive compensation is to set clearly defined expectations for our executive officers and to reward executive officers for our performance. The target performance measure under our 2006 bonus plan for each named executive officer was established based on our budgeted adjusted EBITDA for 2006.

        Annual target cash bonuses are determined initially as a percentage of each executive officer's base salary for the fiscal year, and the payment of actual cash bonuses depends upon the achievement of the pre-determined adjusted EBITDA target. Depending on our performance relative to the adjusted EBITDA target, the actual cash bonus for our executive officers may be less than or greater than the target cash bonus. If our adjusted EBITDA for the year is between 80% and 100% of the adjusted EBITDA target, the actual cash bonus will be based on a straight-line interpolation between $0 and the target cash bonus. If our adjusted EBITDA for the year is between 100% and 125% of the adjusted EBITDA target, the actual cash bonus will be based on a straight-line interpolation between the target cash bonus and the maximum cash bonus. If our adjusted EBITDA for the year is less than 80% of the adjusted EBITDA target, no cash bonus will be earned. All cash bonuses will be limited to the maximum cash bonus.

        On May 17, 2006, the board approved the 2006 target cash bonus and maximum cash bonus for each of the named executive officers, as well as the adjusted EBITDA targets under the 2006 Bonus Plan. Pursuant to the 2006 Bonus Plan as approved on May 17, 2006, Joseph J. Jaeger was eligible for a target cash bonus equal to 25% of his base salary and a maximum cash bonus equal to 50% of his base salary. On June 10, 2006, the board increased Mr. Jaeger's target cash bonus to 50% of his base salary and maximum cash bonus to 100% of his base salary, to bring his compensation in line with that of Ingrid Jackel and Jeffrey P. Rogers and to compensate Mr. Jaeger for his anticipated responsibilities as the Chief Financial Officer of a public company. No changes were made to the target cash bonus and maximum cash bonus for Ms. Jackel or Mr. Rogers. The target cash bonus and maximum cash bonus, as a percentage of base salary, in effect for each of the named executive officers in 2006, was as follows:

	Target Cash Bonus, as a Percent of Base Salary	Maximum Cash Bonus, as a Percent of Base Salary
Ingrid Jackel	50%	100%
Jeffrey P. Rogers	50%	100%
Joseph J. Jaeger	50%	100%

        On March 7, 2007, the Committee approved payments in respect of 2006 performance under the 2006 Bonus Plan. Each of our named executive officers received 98.8% of their target cash bonus based on our actual 2006 adjusted EBITDA, which was slightly less than the adjusted EBITDA target set forth in the 2006 Bonus Plan.

        On March 7, 2007, the Committee also approved the adjusted EBITDA targets for the 2007 Bonus Plan. The 2007 Bonus Plan provides for the same target and maximum cash bonuses, as a percent of base salary, as the 2006 Bonus Plan.

Special Bonus for Chief Financial Officer

        On December 16, 2005, we entered into a letter agreement with Mr. Jaeger regarding special bonus amounts. This letter agreement was provided to compensate Mr. Jaeger at a level commensurate with his role, experience and responsibilities in connection with the Recapitalization and other potential transactions. Pursuant to the letter agreement, Mr. Jaeger received $150,000 upon closing of our recapitalization in December 2005. The letter agreement also provided that Mr. Jaeger would be eligible to receive $500,000 upon a sale of Physicians Formula in which the aggregate cash proceeds received by the Summit Partners investors is equal to or greater than three times the amount of the Summit Partners investors' total original investment in Physicians Formula. In connection with our initial public offering, we amended the letter agreement on October 23, 2006 to provide that Mr. Jaeger shall receive $250,000 upon completion of the initial public offering and an additional $250,000 upon the earlier of the completion of a secondary equity offering following the initial public offering or 24 months of employment with us following the initial public offering. Mr. Jaeger was paid $250,000 on November 15, 2006 in accordance with the amended letter agreement and will receive an additional $250,000 upon completion of this offering.

Long-Term Equity Incentive Compensation

        All of our executive officers have received long-term equity incentive compensation in the form of incentive stock options and non-qualified stock options. Our option program is designed to align the interests of our executive officers with our stockholders' long-term interests by creating an ownership mentality among our executive officers and to reward them for our performance, measured by increases in the price of our common stock. We provide options that vest over a period of time to encourage retention of our executive officers and focus their efforts on the creation of long-term stockholder value and corporate objectives. We believe our ability to grant equity-based awards would also serve to attract new executive talent, if necessary.

  2003 Stock Option Plan

        On November 3, 2003, before we were a public company, our board of directors adopted the 2003 Stock Option Plan (the "2003 Plan"), which authorizes the grant of incentive stock options and/or non-qualified stock options to our executive officers and other key employees. The purpose of the 2003 plan is to allow those persons who have a substantial responsibility for our management and growth to acquire an ownership interest in our company and thereby encourage them to contribute to our success and to remain in our employ. The 2003 Plan is also intended to increase our ability to attract and retain individuals of exceptional managerial talent upon whom, in large measure, our sustained progress, growth and profitability depend. We anticipate that all future option grants will be made under our 2006 Equity Incentive Plan and we do not intend to issue any further options under the 2003 Plan. As of December 31, 2006, 906,694 options were outstanding under the 2003 Plan.

        In 2003 and 2004, we granted incentive stock options and non-qualified stock options under our 2003 Plan to our named executive officers. The options granted under the 2003 Plan included options that vested and became exercisable over time (the "time-vesting options"), as well as options that originally provided that they vest and become exercisable only upon a sale of Physicians Formula in which the aggregate cash proceeds received by the Summit Partners investors is equal to or greater than three times the amount of the Summit Partners investors' total original investment in Physicians Formula (the "performance-vesting options").

        On November 14, 2006, the closing date of the initial public offering, we amended the performance-vesting options to accelerate the vesting of 550,781 of the 713,334 performance-vesting options then outstanding. The remaining performance-vesting options that did not vest on November 14, 2006 became time-vesting options that vest and become exercisable in 24 equal installments over a period of two years from November 14, 2006. We incurred a $9.2 million non-cash share-based compensation charge in the fourth quarter of 2006 related to the acceleration of vesting of the performance-vesting options.

        The portion of the performance-vesting options that vested upon completion of the initial public offering was determined by multiplying the number of performance-vesting options held by each individual by a fraction, the numerator of which was the assumed aggregate cash proceeds received by the Summit Partners investors in respect of their investment in Physicians Formula and its subsidiaries prior to and upon the closing of the initial public offering based on certain assumptions made on October 23, 2006, the day the amendments to the performance-vesting options were approved, and the denominator of which was three times the amount of the Summit Partners investors' total original investment in Physicians Formula and its subsidiaries (including amounts paid in connection with our recapitalization in December 2005). The assumptions made on October 23, 2006 were: the common stock was priced at $16.00, the midpoint of the range on the cover of the preliminary prospectus for our initial public offering; the Summit Partners entities sold the number of shares as set forth in the preliminary prospectus for the initial public offering; the over-allotment option was exercised in full; and the underwriting discount was $1.12 per share. Although the actual price to the public of our common stock in the initial public offering was $17.00 per share, the underwriting discount was $1.19 per share and the number of shares sold by Summit Partners in the initial public offering was more than as set forth in the preliminary prospectus, we did not revise the number of performance-vesting options that vested on the closing of our initial public offering because that number was fixed at the time the amendments were approved.

        Administration.    The Committee administers the 2003 Plan. Under the 2003 Plan, the Committee has sole and complete authority to select participants, grant options to participants in forms and amounts as it determines, impose limitations, restrictions and conditions upon options as it deems appropriate, interpret the 2003 Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to the 2003 Plan, correct any defect or omission or reconcile any inconsistency in the plan or an option granted under the 2003 Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2003 Plan.

        Terms of awards.    The exercise price of an option granted under the 2003 Plan may not be less than 100% of the fair market value of our common stock on the date the option is granted. Option awards were granted to each participant pursuant to an agreement entered into between us and such person. Provisions of such agreements set forth the types of options being granted, the total number of shares of common stock subject to the options, the price, the periods during which such options may be exercised and such other terms and performance objectives as are approved by our board of directors or its designated committee which are not inconsistent with the terms of the 2003 Plan. The 2003 Plan does not permit the term of an option to exceed ten years from the date of grant.

        For a description of termination and change in control provisions applicable to options issued under the 2003 Plan, please see "—Potential Payments upon Termination or Change in Control—Stock Options under the 2003 Stock Option Plan."

  2006 Equity Incentive Plan

        In connection with our initial public offering, we adopted the 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other performance awards. Directors, officers and other employees of Physicians Formula and its subsidiaries, as well as others performing services for us, are eligible for grants under the 2006 Plan. The purpose of the 2006 Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

        On February 6, 2007, we awarded 300,000 non-qualified stock options under the 2006 Plan to our executive officers and other key employees, in recognition of 2006 performance, including the successful completion of our initial public offering. These options vest in 48 equal monthly installments beginning on March 6, 2007 and have an exercise price equal to $20.75 per share, the closing sales price of our common stock on the Nasdaq Global Select Market on the date of grant. The Committee granted 50,000 of these stock options, which expire on February 6, 2017, to each of our named executive officers to encourage their long-term retention.

        Stock options granted to our key employees, other than our named executive officers, vest and become exercisable if there is a "Change in Control" (as defined in the 2006 Plan) and such employee is terminated from employee with Physicians Formula other than for "Cause" within one year after the Change in Control. All of the stock options granted to our named executive officers will become fully vested and exercisable automatically upon a "Change in Control."

        A total of 900,000 shares of our common stock were originally available for issuance under the 2006 Plan. This amount automatically increases on the first day of each fiscal year beginning in 2007 and ending in 2016 by the lesser of: (i) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares as determined by the Committee. The number of shares available for issuance under the 2006 Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we shall make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the

2006 Plan. The shares available for issuance under the 2006 Plan may be, in whole or in part, authorized and unissued or held as treasury shares.

        Eligibility.    Directors, officers and employees of Physicians Formula and its subsidiaries, as well as other individuals performing services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the 2006 Plan. However, only employees may receive grants of incentive stock options. In each case, the Committee selects the grantees to participate in the 2006 Plan.

        Stock Options.    Under the 2006 Plan, the Committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 800,000 shares, and it may not award incentive options first exercisable in any calendar year whose underlying shares have an aggregate fair market value greater than $100,000, determined at the time of grant.

        The exercise price of an option granted under the 2006 Plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock representing more than 10% of Physicians Formula's voting power may not be less than 110% of such fair market value on such date.

        Unless the Committee determines otherwise, the exercise price of any option may be paid in cash, by delivery of shares of common stock with a fair market value equal to the exercise price, and/or by simultaneous sale through a broker of shares of common stock acquired upon exercise.

        If a participant elects to deliver shares of common stock in payment of any part of an option's exercise price, the Committee may in its discretion grant the participant a "reload option." The reload option entitles the participant to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the Committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of our tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

        The Committee determines the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock representing more than 10% of the voting power of Physicians Formula or any of its subsidiaries, five years from the date of grant.

        For a description of termination and change in control provisions applicable to options issued under the 2006 Plan, please see "—Potential Payments upon Termination or Change in Control—Stock Options under the 2006 Equity Incentive Plan."

        Stock Appreciation Rights.    SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the Committee, except that the price of a SAR may never be less than the fair market value of the shares of our common stock subject to the SAR on the date the SAR is granted.

        Restricted Stock.    Under the 2006 Plan, the Committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the Committee determines otherwise, all restrictions on a grantee's restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, Physicians Formula and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of Physicians Formula or due to death, disability or, in the discretion of the Committee, retirement. In addition, the Committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of Physicians Formula, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee's restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

        Restricted Stock Units; Deferred Stock Units.    Under the 2006 Plan, the Committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. Unless the Committee determines otherwise, all restrictions on a grantee's restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, Physicians Formula and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of Physicians Formula or due to death, disability or, in the discretion of the Committee, retirement. In addition, the Committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of Physicians Formula, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee's restricted stock units as to which the applicable restrictions have not lapsed will be forfeited immediately. Prior to the later of (i) the close of the tax year preceding the year in which restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the 2006 Plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the 2006 Plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.

        Performance Awards.    Under the 2006 Plan, the Committee may grant performance awards contingent upon achievement by the grantee, Physicians Formula and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the Committee. Performance awards may include specific dollar-value target awards, such as performance units, the value of which is established by the Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid in cash and/or shares of our common stock or other securities.

        Unless the Committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, Physicians Formula and its subsidiaries prior to completion of a performance cycle, due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change of control.

        Vesting, Withholding Taxes and Transferability of All Awards.    The terms and conditions of each award made under the 2006 Plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2006

Plan may vest and become exercisable within six months of the date of grant, unless the Committee determines otherwise.

        Unless the Committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

        Unless the Committee determines otherwise, no award made under the 2006 Plan will be transferable other than by will or the laws of descent and distribution or to a grantee's family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

        Amendment and Termination of the 2006 Plan.    The board may amend or terminate the 2006 Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2006 Plan without the affected participant's consent. If not previously terminated by the board, the 2006 Plan will terminate on the tenth anniversary of its adoption.

Post-Termination Benefits

  Severance Payments

        We have entered into employment agreements with each of our named executive officers that generally provide that if an executive officer's employment is terminated without "Cause," the executive officer will be entitled to receive his or her base salary payable in regular installments as special severance payments for a period of twelve (12) months from the date of termination. For more information on the severance payable under the employment agreements, please see "—Potential Payments upon Termination or Change in Control" below.

  Retirement Plans

        We offer a defined contribution 401(k) plan to our salaried employees, including the named executive officers. An employee may contribute up to 50% of his or her salary to the 401(k) plan provided that he or she has been with the company for 6 months or more and is over 21 years old. We provide a company matching contribution of 100% of the first 5% of salary contributed by each participant. Participant account balances are payable upon the earliest of death, total disability, termination of employment or retirement.

        We also offer a voluntary deferred compensation plan for our executive officers. The plan allows these executive officers to defer all or a portion of their base salary. Under the terms of the deferred compensation plan, a participant's account balance will be distributed to a participant following his or her retirement or termination from Physicians Formula, disability or death, a change in control, or an unforeseeable financial emergency, or at a time specified by the participant when he or she enrolls in the plan.

Perquisites and Other Benefits

        We provide named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with our compensation program. The purpose of these perquisites and other personal benefits is to enable us to retain our key executive officers. Our perquisites include: use of a company car, payment of health, dental and vision insurance premiums, payment of group life insurance premiums.

        In addition, we agreed to reimburse our Chief Executive Officer for the following expenses incurred in 2006: (i) legal expenses incurred in connection with securing a court order in her divorce proceeding to permit the sale of a portion of her common stock in the initial public offering, (ii) air fare for family members incurred during the road show for the initial public offering and (iii) child day care expenses. The Committee decided to reimburse our Chief Executive Officer for these items in recognition of her substantial contribution to the initial public offering process and in support of her role as the Chief Executive Officer of a public company.

Timing of Option Grants

        We did not grant any stock options in 2006. We granted stock options to our named executive officers on February 6, 2007 under the 2006 Plan. The exercise price of these stock options is the closing price of our common stock on the date of grant. Our chief executive officer and other executive officers did not play a role in the Committee's decision on the timing of the stock option grants. We do not have a program in place related to the timing of stock options in coordination with the release of material non-public information.

Stock Ownership Guidelines

        We do not have any stock ownership guidelines for our executive officers. We have a policy which requires that our directors and executive officers do not participate in short-swing trading, short selling or entering into any derivative securities related to their ownership of common stock.

Accounting and Tax Considerations

        We granted incentive stock options to Ingrid Jackel and Jeffrey P. Rogers under the 2003 Plan in connection with the Acquisition in November 2003. All of the stock options granted since then under the 2003 Plan and the 2006 Plan are non-qualified stock options.

        The Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. We believe that compensation paid under our compensation plans is generally fully deductible for federal tax purposes.

Summary Compensation Table

        The following table summarizes the total compensation earned in 2006 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
Ingrid Jackel, Chief Executive Officer	2006	$308,601	—	—	$3,879,715	$172,889	—	$73,236	$4,434,441
Jeffrey P. Rogers, President	2006	308,601	—	—	3,879,715	172,889	$30,981	42,565	4,434,751
Joseph J. Jaeger, Chief Financial Officer	2006	286,680	$250,000	—	997,640	160,540	—	42,441	1,737,301

(1)
For Joseph J. Jaeger, this amount includes a special bonus of $250,000 paid on November 15, 2006 in connection with the completion of our initial public offering, pursuant to our letter agreement with Mr. Jaeger dated October 23, 2006.

(2)
Represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 under FAS 123R. Please refer to Note 13, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for the relevant assumptions underlying the valuation of our stock option awards. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(3)
Represents amounts paid in March 2007 under the 2006 Bonus Plan in respect of 2006 performance. These amounts represent 98.8% of the target bonus award for 2006 based on our actual 2006 adjusted EBITDA, which was slightly less than the adjusted EBITDA target set forth in the 2006 Bonus Plan.

(4)
Represents above-market earnings on amounts in our deferred compensation plans. The total earnings on Jeffrey P. Rogers's deferred compensation plan for 2006 were $67,545.

(5)
Please see the "All Other Compensation Table" for information regarding the value of other compensation, benefits and perquisites provided to named executive officers in 2006.

(6)
Salary, Bonus and Non-Equity Incentive Plan Compensation received and reported in the Summary Compensation Table represents 11% of the total compensation received by Ms. Jackel, 11% of the total compensation received by Mr. Rogers and 40% of the total compensation received by Mr. Jaeger.

All Other Compensation Table

        The following table provides information regarding the value of other compensation, benefits and perquisites provided to named executive officers in 2006.

Name	Year	Automobile Allowance(1)	Company Contribution to 401(k) Plan(2)	Insurance Premiums(3)	Other(4)	Total
Ingrid Jackel	2006	$11,667	$7,708	$24,790	$29,071	$73,236
Jeffrey P. Rogers	2006	13,570	11,000	17,995	—	42,565
Joseph J. Jaeger	2006	13,382	11,000	18,059	—	42,441

(1)
Consists of automobile allowance and gas reimbursement. For Ms. Jackel, consists of $11,667 of automobile allowance. For Mr. Rogers, consists of $13,250 of automobile allowance and $320 of gas reimbursement. For Mr. Jaeger, consists of $12,750 of automobile allowance and $632 of gas reimbursement.

(2)
Under our 401(k) plan, an employee may contribute up to 50% of his or her salary to the 401(k) plan provided that he or she has been with the company for 6 months or more and is over 21 years old. We provide a company matching contribution of 100% of the first 5% of salary contributed by each participant.

(3)
Consists of medical, dental, vision, life insurance premiums, short and long term disability premiums paid by us. For Ms. Jackel, consists of $22,960 in medical, dental and vision insurance premiums, $1,063 in life insurance premiums and $767 in short and long term disability premiums paid by us. For Mr. Rogers, consists of $16,165 in medical, dental and vision insurance premiums, $1,063 in life insurance premiums and $767 in short and long term disability premiums paid by us. For Mr. Jaeger, consists of $16,301 in medical, dental and vision insurance premiums, $991 in life insurance premiums and $767 in short and long term disability premiums paid by us.

(4)
Consists of (i) $25,089 of legal expenses incurred in connection with securing a court order in her divorce proceeding to permit the sale of a portion of her common stock in the initial public offering, (ii) $2,218 of air fare for family members incurred during the road show for the initial public offering and (iii) $1,764 of child day care expenses.

Grants of Plan-Based Awards

        The following table provides information regarding estimated possible payouts under our 2006 Bonus Plan and awards under our 2003 Stock Option Plan that were amended during 2006.

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Possible Payouts Under Non-Equity Incentive Plan(1)			Estimated Future Payouts Under Equity Incentive Plan Awards						Grant Date Fair Value of Stock and Option Awards(2) ($)
Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Ingrid Jackel	N/A 11/14/2006	— —	$175,000 —	$350,000 —	— —	— —	— —	— —	— —	— —	$	— 4,929,708
Jeffrey P. Rogers	N/A 11/14/2006	— —	175,000 —	350,000 —	— —	— —	— —	— —	— —	— —		— 4,929,708
Joseph J. Jaeger	N/A 11/14/2006	— —	162,500 —	325,000 —	— —	— —	— —	— —	— —	— —		— 1,267,638

(1)
Represents the target and maximum amounts that could be earned in fiscal 2006 under the 2006 Bonus Plan.

(2)
Represents the incremental fair value, computed in accordance with FAS 123R, with respect to performance-vesting Options that were modified on November 14, 2006. On November 14, 2006, the closing date of our initial public offering, we amended the performance-vesting options to accelerate the vesting of 550,781 of such options. The remaining performance-vesting options that did not vest on November 14, 2006 became time-vesting options that vest and become exercisable in 24 equal installments over a period of two years from November 14, 2006. We incurred a $9.2 million pre-tax non-cash share-based compensation charge in the fourth quarter of 2006 as a result of the acceleration of vesting of the performance-vesting options.

2006 Bonus Plan

        Please see "—Compensation Discussion and Analysis—Annual Cash Incentive Compensation" for a description of our 2006 Bonus Plan.

Amendment of Performance-Vesting Options

        As discussed in "—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation—2003 Stock Option Plan," of the stock options granted under the 2003 Plan, 713,334 stock options granted on November 3, 2003, March 8, 2004 and January 24, 2004, were originally granted as performance-vesting options. Of these options, 658,334 were granted to the named executive officers. The option agreements for the performance-vesting options originally provided that these options vest and become exercisable only upon a sale of Physicians Formula in which the aggregate cash proceeds received by the Summit Partners investors is equal to or greater than three times the amount of the Summit Partners investors' total original investment in our company. In connection with our initial public offering, we amended the performance-vesting options to accelerate vesting of 550,781 of the 713,334 performance-vesting options. The 162,553 original Performance-Vesting Options that did not vest and become exercisable upon completion of the initial public offering became time-vesting options that vest and become exercisable in 24 equal installments of over a period of two years from the date of the closing of the initial public offering. The payments or benefits pursuant to these option award agreements are subject in certain circumstances to reduction to avoid constituting "parachute payments" under Section 280G of the Internal Revenue Code.

Employment Agreements

  Ingrid Jackel

        On November 3, 2003, we entered into an employment agreement with Ingrid Jackel, our Chief Executive Officer. Ms. Jackel's current annual base salary is $364,000 and Ms. Jackel is eligible to receive an annual incentive bonus up to a maximum amount determined by the board each year. Ms. Jackel's base salary is subject to adjustment each year in accordance with the index of wages and salaries for all private industry white collar wages as published by the United States Bureau of Labor Statistics. Ms. Jackel's target bonus amount is based on her achievement and our achievement of performance criteria and other goals established by the board. Ms. Jackel may participate in all benefit plans that are generally made available to our senior executive employees. If we terminate Ms. Jackel's employment without "Cause," as defined in her employment agreement, she will be entitled to receive her base salary payable in regular installments from the date of termination for a period of 12 months thereafter if she executes and delivers a general release of all claims against us, our directors, officers and affiliates and certain other conditions are complied with.

  Jeffrey P. Rogers

        On November 3, 2003, we entered into an employment agreement with Jeffrey P. Rogers, our President. Mr. Rogers' current annual base salary is $364,000 and Mr. Rogers is eligible to receive an annual incentive bonus up to a maximum amount determined by the board each year. Mr. Rogers' base salary is subject to adjustment each year in accordance with the index of wages and salaries for all private industry white collar wages as published by the United States Bureau of Labor Statistics. Mr. Rogers' target bonus amount is based on his achievement and our achievement of performance criteria and other goals established by the board. Mr. Rogers may participate in all benefit plans that are generally made available to our senior executive employees. If we terminate Mr. Rogers' employment without "Cause," as defined in his employment agreement, he will be entitled to receive his base salary payable in regular installments from the date of termination for a period of 12 months thereafter if he executes and delivers a general release of all claims against us, our directors, officers and affiliates and certain other conditions are complied with.

  Joseph J. Jaeger

        On March 8, 2004, we entered into an employment agreement with Joseph J. Jaeger, our Chief Financial Officer. Mr. Jaeger's current annual base salary is $338,000 and Mr. Jaeger is eligible to receive an annual cash incentive bonus up to a maximum amount determined by the board each year not to exceed 100% of his base salary. Mr. Jaeger's base salary is subject to adjustment each year in accordance with the index of wages and salaries for all private industry white collar wages as published by the United States Bureau of Labor Statistics. Mr. Jaeger's target bonus amount is based on his achievement and our achievement of performance criteria and other goals established by the board. Mr. Jaeger may participate in all benefit plans that are generally made available to our senior executive employees. Mr. Jaeger is also entitled to use of a company car during his employment with us. If we terminate Mr. Jaeger's employment without "Cause," as defined in his employment agreement, he will be entitled to receive his base salary payable in regular installments from the date of termination for a period of 12 months thereafter if he executes and delivers a general release of all claims against us, our directors, officers and affiliates and certain other conditions are complied with.

        Pursuant to our amended letter agreement with Mr. Jaeger, Mr. Jaeger received $250,000 upon completion of our initial public offering. As amended, the letter agreement provides that Mr. Jaeger will receive an additional $250,000 upon completion of this offering (and in other circumstances to the extent this offering is not consummated). For more information regarding the amended letter agreement, please see "—Compensation Discussion and Analysis—Annual Cash Incentive Compensation—Special Bonus for Chief Financial Officer."

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the outstanding equity awards held by our named executive officers as of December 31, 2006.

Stock Awards
Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Option Awards(1)(2)							Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)
Ingrid Jackel	83,334 96,984	83,333 63,695	— —	$0.10 0.10	11/03/2013 11/03/2013	—	—	—	—
Jeffrey P. Rogers	84,000 94,020	83,333 63,695	— —	0.10 0.10	11/03/2013 11/03/2013	—	—	—	—
Joseph J. Jaeger	— 27,421	37,500 16,379	— —	0.10 0.10	3/08/2014 3/08/2014	—	—	—	—

(1)
We granted incentive stock options and non-qualified stock options under the 2003 Plan.

(2)
The original time-vesting options vest in four equal annual installments starting on the first anniversary date of the grant. The balance of the original performance-vesting options that became time-vesting options vest in twenty-four equal installments on each monthly anniversary of the closing of our initial public offering. The following table summaries the vesting of each named executive officer's stock options that were not vested and exercisable on December 31, 2006.

Year in Which Option Vests and Becomes Exercisable
Name
	Type of Option	Grant Date	2007	2008	Total
Ingrid Jackel	Incentive Stock Option Non-Qualified Stock Option	11/03/03 11/03/03, as amended on 11/14/06	83,333 33,232	— 30,463	83,333 63,695
Jeffrey P. Rogers	Incentive Stock Option Non-Qualified Stock Option	11/03/03 11/03/03, as amended on 11/14/06	83,333 33,232	— 30,463	83,333 63,695
Joseph J. Jaeger	Non-Qualified Stock Option Non-Qualified Stock Option	3/08/04 3/08/04, as amended on 11/14/06	18,750 8,545	18,750 7,834	37,500 16,379

Option Exercises and Stock Vested

        The following table summarizes the option awards exercised by our named executive officers and the value realized on exercise in 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ingrid Jackel	297,654	$2,863,353	—	—
Jeffrey P. Rogers	299,952	2,911,189	—	—
Joseph J. Jaeger	68,700	673,530	—	—

(1)
Represents the difference between the exercise price and the fair market value of the common stock on the date of exercise, multiplied by the number of shares acquired on exercise. For Ingrid Jackel, the value realized on exercise of options to purchase 166,666 shares of common stock on January 5, 2006 is calculated using a price of $4 per share, and the value realized on exercise of options to purchase 130,988 shares of common stock on November 14, 2006 is calculated using the initial public offering price of $17.00. For Jeffrey P. Rogers, the value realized on exercise of options to purchase 166,000 shares of common stock on January 5, 2006 is calculated using a price of $4 per share, and the value realized on exercise of options to purchase 133,952 shares of common stock on November 14, 2006 is calculated using the initial public offering price of $17.00. For Joseph J. Jaeger, the value realized on exercise of options to purchase 18,750 shares of common stock on January 5, 2006 is calculated using a price of $4 per share, the value realized on exercise of options to purchase 18,750 shares of common stock on March 8, 2006 is calculated using a price of $4 per share and the value realized on exercise of options to purchase 31,200 shares of common stock on November 14, 2006 is calculated using the initial public offering price of $17.00.

Non-Qualified Deferred Compensation

        The following table summarizes the benefits to a named executive officer under our deferred compensation plans:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jeffrey P. Rogers	$40,083	—	$67,545	—	$721,090

        The Physicians Formula Holdings, Inc. 2005 Nonqualified Deferred Compensation Plan became effective January 1, 2005. The plan is an unfunded, nonqualified deferred compensation arrangement to provide deferred compensation to employees holding the titles of chief executive officer, president, chief financial officer or senior vice president and receiving total compensation of at least $200,000 per year or such other employees as determined by us. The plan is administered by the Committee. Under this plan executives receive an allocation to their account based on a percentage of base salary and cash incentive compensation under the bonus plan elected by the executive. This allocation is made at the valuation date for service rendered during the year. All balances accrue interest at the rate of return on the investment vehicles held in the participant's account. The plan allows us to establish a trust to hold assets to be used for payment of benefits under the plan. Any assets of the trust would be subject to the claims of our general creditors. A participant's account balance will be distributed to a participant following his or her retirement or termination from Physicians Formula, disability or death, a change in control, or an unforeseeable financial emergency or at a time specified by the participant when he or she enrolls in the plan.

        Prior to adopting the 2005 Nonqualified Deferred Compensation Plan, we had a Deferred Compensation Plan that was adopted by Pierre Fabre, Inc. on December 1, 1999, or the 1999 Nonqualified Deferred Compensation Plan. The terms of the 1999 Nonqualified Deferred Compensation Plan are similar in most material respects to the 2005 Nonqualified Deferred Compensation Plan, including that assets of the trust would be subject to the claims of our general creditors. The 1999 Nonqualified Deferred Compensation Plan was suspended on December 31, 2004 and the 2005 Nonqualified Deferred Compensation Plan was adopted effective January 1, 2005 to comply with certain tax law changes. Compensation earned through the end of 2004 and deferred under the 1999 Nonqualified Deferred Compensation Plan will continue to be subject to the terms of that plan, but no additional compensation may be deferred under that plan.

Potential Payments upon Termination or Change in Control

        The following tables reflect the amount of compensation to each of the named executive officers assuming each named executive officer's employment was terminated under each of the circumstances set forth below, or a change in control occurred, on December 31, 2006. The amounts shown in the table are estimates, and the actual amounts to be paid can only be determined at the time of the named executive officer's separation from the Physicians Formula or upon a change in control.

Benefit	Termination without Cause	Voluntary Resignation	Termination for Cause	Retirement	Death or Disability	Change in Control	Termination without Cause following Change in Control
Ingrid Jackel
Cash Severance(1)	$350,000	—	—	—	—	—	$350,000
Value of Stock Options under 2003 Stock Option Plan(2)	—	—	—	—	—	$2,733,261	2,733,261
Accrued Vacation	21,897	$21,897	$21,897	$21,897	$21,897	21,897	21,897
Jeffrey P. Rogers
Cash Severance(1)	350,000	—	—	—	—	—	350,000
Value of Stock Options under 2003 Stock Option Plan(2)	—	—	—	—	—	2,733,261	2,733,261
Accrued Vacation	39,819	39,819	39,819	39,819	39,819	39,819	39,819
Joseph J. Jaeger
Cash Severance(1)	325,000	—	—	—	—	—	325,000
Value of Stock Options under 2003 Stock Option Plan(2)	—	—	—	—	—	1,001,611	1,001,611
Accrued Vacation	43,369	43,369	43,369	43,369	43,369	43,369	43,369

(1)
Represents base salary payable in regular installments as special severance payments for a period of twelve (12) months from the date of termination without "Cause," pursuant to the named executive officer's employment agreement.

(2)
Under the terms of the option award agreements for named executive officers under the 2003 Plan, all unvested stock options vest and become exercisable immediately upon a change in control. Amounts in the table represent the number of unvested stock options on December 31, 2006, multiplied by the difference between $18.69, the closing price of our common stock on the Nasdaq Global Select Market on December 29, 2006, and the exercise price of the options.

Cash Severance

        The employment agreements with our named executive officers provide that upon termination, the executives are generally entitled to receive amounts earned during their term of employment. In addition, if an executive officer's employment is terminated without "Cause," the executive officer will be entitled to receive his or her base salary payable in regular installments as special severance payments for a period of twelve (12) months from the date of termination, if and only if the executive officer executes and delivers a general release of all claims against us an our directors, officers and affiliates and on so long as the executive officer does not revoke or breach the provisions of his or her nonsolicitation and confidentiality agreement with us. The executive officers are not entitled to any other salary, compensation or employee or other benefits after termination, except as specifically provided for in our employee benefit plans or as otherwise expressly required by applicable law.

        Under the employment agreements, "Cause" shall mean:

  (i)
  the conviction of a felony or other crime involve moral turpitude or dishonesty, disloyalty or fraud with respect to us;

  (ii)
  reporting to work under the influence of alcohol or illegal drugs or the use of illegal drugs or other repeated conduct causing us substantial public disgrace or disrepute or substantial economic harm;

  (iii)
  substantial and repeated failure to perform his or her duties;

  (iv)
  breach of the duty of loyalty to us or any act of dishonesty or fraud with respect to us; or

  (v)
  any material breach of an agreement between the executive officer and Physicians Formula which is not cured within 15 days after written notice thereof.

Stock Options under the 2006 Equity Incentive Plan

        Stock Options.    Under the 2006 Plan, options that are exercisable on the date of termination of a participant's employment with Physicians Formula generally expire 30 days after the date of termination, so long as the participant does not compete with us during the 30-day period, and options that are not exercisable on the date of termination are forfeited immediately. There are, however, exceptions depending upon the circumstances of termination. In the event of retirement, a participant's exercisable options will remain so for up to 90 days after the date of retirement, so long as the participant does not compete with us during the 90-day period. The participant's options that are not exercisable on the date of retirement will be forfeited, unless the Committee determines in its discretion that the options shall become fully vested and exercisable. In the case of a participant's death or disability, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability, so long as the participant does not compete with us during the 180-day period. In each of the foregoing circumstances, the board or Committee may elect to further extend the applicable exercise period in its discretion. Upon termination for "Cause," all options will terminate immediately, whether or not exercisable. If we undergo a "Change in Control" and a participant is terminated from service within one year thereafter, all of the participant's options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the Committee has the authority to grant options that will become fully vested and exercisable automatically upon a "Change in Control" of Physicians Formula, whether or not the participant is subsequently terminated. The option award agreements pursuant to which options have been awarded to the named executive officers under the 2006 Plan provide that the options will become fully vested and exercisable automatically upon a "Change in Control."

        Under the 2006 Plan, "Cause" means the occurrence of one or more of the following events:

  (i)
  conviction of a felony or any crime or offense lesser than a felony involving our property;

  (ii)
  conduct that has caused demonstrable and serious injury to us, monetary or otherwise;

  (iii)
  willful refusal to perform or substantial disregard of duties properly assigned, as determined by us; or

  (iv)
  breach of duty of loyalty to us or other act of fraud or dishonesty with respect to us.

        "Change in Control" for purposes of the 2006 Plan means the occurrence of one of the following events:

  (i)
  if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, other than affiliates of Summit Partners and certain other exempt persons, acquires 50% or more of our voting securities;

  (ii)
  during any period of two consecutive years, a majority of our board of directors is replaced (other than any new directors whose election or nomination was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election was previously so approved);

  (iii)
  consummation of a merger or consolidation of Physicians Formula with any other corporation, other than a merger or consolidation (a) which would result in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the surviving entity or (b) by which our corporate existence is not affected and following which our Chief Executive Officer and directors retain their positions with us (and constitute at least a majority of the board); or

  (iv)
  consummation of a plan of complete liquidation of Physicians Formula or a sale or disposition of all or substantially all of our assets, other than a sale to affiliates of Summit Partners and certain other exempt persons.

Stock Options under the 2003 Stock Option Plan

        Under the 2003 Plan, if a participant is terminated other than for "Cause," the participant's vested and exercisable options remain so for 30 days after the date of termination. If a participant retires, the participant's vested and exercisable options remain so for 45 days after the date of retirement. Upon death or disability of a participant, the participant's vested and exercisable options remain so for 90 days after the date of death or disability. All options that are not vested and exercisable on the date of termination of the participant's employment will be forfeited as of the date of termination. In the event of a "Sale of the Company," the Committee or the board may provide, in its discretion, that the options shall become immediately exercisable by any participants who are employed by us at the time of the "Sale of the Company" and/or that all options shall terminate if not exercised date of the date of the "Sale of the Company." The option award agreements pursuant to which options have been awarded to the named executive officers under the 2003 Plan provide that the options will become fully vested and exercisable automatically upon a "Sale of the Company."

        Under the 2003 Plan, "Cause" means if a participant:

  (i)
  acts in bad faith and to the detriment of Physicians Formula;

  (ii)
  refuses or fails to act in accordance with any specific direction or order of Physicians Formula or the board;

  (iii)
  exhibits in regard to his employment unfitness or unavailability for service, unsatisfactory performance, misconduct, dishonesty, habitual neglect, or incompetence;

  (iv)
  is convicted of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; or

  (v)
  breaches any material term of the 2003 Plan or breaches any other agreement between or among the participant and Physicians Formula.

        "Cause" can also have any other meaning that may be set forth in a participant's option award agreement. The option award agreements pursuant to which options have been awarded to the named executive officers under the 2003 Plan provide that "Cause" shall have the meaning set forth in their respective employment agreements.

        "Sale of the Company" under the 2003 Plan means the sale of Physicians Formula pursuant to which any party or parties (other than Summit Partners, L.P. and/or any of its affiliated investment funds) acquire (i) our capital stock possessing the voting power under normal circumstances to elect a majority of our board of directors (whether by merger, consolidation or sale or transfer of our capital stock) or (ii) all or substantially all of our assets determined on a consolidated basis.

2006 Director Compensation

        The following table summarizes compensation paid to our non-employee directors in 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Sonya T. Brown	$5,000	—	—	—	—	—	$5,000
Craig D. Frances	5,000	—	—	—	—	—	5,000
Claude Gros	6,250	—	—	—	—	—	6,250
Walter G. Kortschak	6,250	—	—	—	—	—	6,250
James A. Lawrence	8,750	—	—	—	—	—	8,750

        Our non-employee directors receive an annual retainer in the amount of $15,000, and committee members receive an additional annual retainer in the amount of $5,000 per committee on which they serve. In addition, the chair of our audit committee receives an annual fee in the amount of $5,000. We also reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors are eligible to receive stock options and other equity-based awards when, as and if determined by the Committee pursuant to the terms of the 2006 Plan.

Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreements

        On November 3, 2003, we entered into protection of trade secrets, nonsolicitation and confidentiality agreements with André Pieters, our former Chief Executive Officer, Ingrid Jackel, our Chief Executive Officer, and Jeff Rogers, our President. On March 8, 2004, we entered into a protection of trade secrets, nonsolicitation and confidentiality agreement with Joseph J. Jaeger, our Chief Financial Officer. Pursuant to these agreements, each of Ms. Jackel and Messrs. Pieters, Rogers and Jaeger has agreed not to solicit any of our employees, reveal trade secrets (as defined in the agreements) or disclose or use proprietary information (as defined in the agreements) during the period in which he or she is employed by us and for a 12-month period thereafter. Mr. Pieters' agreement expired on March 31, 2006.

Director Indemnification Agreements

        On November 3, 2003, we entered into director indemnification agreements with each of Sonya T. Brown, Craig D. Frances, Walter G. Kortschak and Claude Gros. On October 23, 2006 we entered into director indemnification agreements with James A. Lawrence and Ingrid Jackel. Pursuant to the director indemnification agreements, we have agreed to indemnify Ms. Brown, Ms. Jackel and Messrs. Frances, Kortschak, Lawrence and Gros if any of them are made party or threatened to be made party to any proceeding related to their service to the Company (as defined in the director indemnification agreements), subject to exceptions for failure to act in good faith or in a manner the director reasonably believed to be in or not opposed to our best interests, or, in a criminal proceeding, for conduct the director had reasonable cause to believe was unlawful. We have also agreed to obtain and maintain liability insurance on behalf of each of Ms. Brown, Ms. Jackel and Messrs. Frances, Kortschak, Lawrence and Gros.

Director Confidentiality Agreement

        On November 3, 2003, we entered into a confidentiality agreement with Claude Gros. Pursuant to the confidentiality agreement, Mr. Gros has agreed not to disclose or use proprietary information (as defined in the confidentiality agreement) during the period in which he is a director or thereafter.

PRINCIPAL AND SELLING STOCKHOLDERS

        The table below sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2007 by:

  •
  each person or entity known by us to beneficially own five percent or more of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        The following table lists the number of shares and percentage of shares beneficially owned based on 13,927,055 shares of common stock outstanding as of March 31, 2007 and a total of 361,127 common stock options currently exercisable or exercisable by our directors and executive officers as a group within 60 days of March 31, 2007. The table also lists the applicable percentage of shares beneficially owned based on 13,927,055 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.

        Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

        Please see "Certain Relationships and Related Transactions" for a description of the material relationships between us and the selling stockholders.

						Shares Beneficially Owned After the Offering Assuming Exercise of Overallotment Option
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Shares Being Sold in the Offering
Name
	Number	Percentage		Number	Percentage	Number	Percentage
Summit Partners(1)	3,841,571	27.6%	3,340,496	501,075	3.6%	—	—
Summit Ventures V, L.P.
Summit V Companion Fund, L.P.
Summit V Advisors Fund (QP), L.P.
Summit V Advisors Fund, L.P.
Summit Ventures VI-A, L.P.
Summit Ventures VI-B, L.P.
Summit VI Advisors Fund, L.P.
Summit VI Entrepreneurs Fund, L.P.
Summit Investors VI, L.P.
Summit Subordinated Debt Fund II, L.P.
Cosmetics International Investments S.A.(2)	864,353	6.2%	751,611	112,742	*	—	—
Ingrid Jackel(3)	368,701	2.6%	86,738	281,963	2.0%	268,953	1.9%
Jeff Rogers(4)	379,987	2.7%	88,701	291,286	2.1%	277,982	2.0%
Joseph Jaeger(5)	90,354	*	20,658	69,696	*	66,597	*
André Pieters	22,176	*	19,283	2,893	*	—	—
Sonya T. Brown	—	—	—	—	—	—	—
Craig D. Frances	—	—	—	—	—	—	—
Claude Gros	96,040	*	83,513	12,527	*	—	—
Walter G. Kortschak(6)	3,841,571	27.6%	3,340,496	501,075	3.6%	—	—
James A. Lawrence	3,000	*	—	3,000	*	3,000	*
All directors and officers as a group (7 persons)	4,779,653	33.5%	3,620,106	1,159,547	8.1%	616,532	4.3%

*
Denotes less than one percent.

(1)
Represents (a) 681,399 shares of common stock held by Summit Ventures V, L.P.; (b) 462,189 shares of common stock held by Summit V Companion Fund, L.P.; (c) 65,532 shares of common stock held by Summit V Advisors Fund (QP), L.P.; (d) 20,024 shares of common stock held by Summit V Advisors Fund, L.P.; (e) 1,663,157 shares of common stock held by Summit Ventures VI-A, L.P.; (f) 693,605 shares of common stock held by Summit Ventures VI-B, L.P.; (g) 34,588 shares of common stock held by Summit VI Advisors Fund, L.P.; (h) 53,105 shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; (i) 13,824 shares of common stock held by Summit Investors VI, L.P.; and (j) 154,148 shares of common stock held by Summit Subordinated Debt Fund II, L.P. (such entities are collectively referred to as "Summit Partners"). Each of these entities intends to sell shares in the offering and in the over-allotment option, if exercised, in accordance with their pro rata respective ownership. Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC, through a five-person investment committee currently composed of Gregory M. Avis, Walter G. Kortschak, Martin J. Mannion, Thomas S. Roberts and Stephen G. Woodsum, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by Summit Partners. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners SD II, LLC is the General Partner of Summit Subordinated Debt Fund II, L.P. Summit Partners, L.P., through a three-person investment committee currently composed of Gregory M. Avis, Walter G. Kortschak and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G.

  Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, Stephen G. Woodsum, Harrison B. Miller, Craig D. Frances and Christopher J. Dean are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(2)
Represents shares transferred from Pierre Fabre to Cofilance S.A., which shares were subsequently transferred to Cosmetics International Investments S.A. Cosmetics International Investments S.A. is a wholly-owned subsidiary of Cofilance S.A., which is a subsidiary of Pierre Fabre S.A., an entity controlled by Mr. Pierre Fabre. The address for Cosmetics International Investments S.A. is 6, Place de Nancy, L-22/2 Luxembourg.

(3)
Includes options to purchase 197,285 shares of common stock exercisable within 60 days of March 31, 2007. Does not include options to purchase 180,061 shares of common stock not exercisable within 60 days of March 31, 2007.

(4)
Includes options to purchase 110,988 shares of common stock exercisable within 60 days of March 31, 2007. Does not include options to purchase 180,061 shares of common stock not exercisable within 60 days of March 31, 2007.

(5)
Includes options to purchase 52,854 shares of common stock exercisable within 60 days of March 31, 2007. Does not include options to purchase 78,446 shares of common stock not exercisable within 60 days of March 31, 2007.

(6)
Consists of shares held by Summit Partners. Mr. Kortschak disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Under the Nasdaq marketplace rules, we are required to conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and all such transactions must be approved by our audit committee or another independent body of the board of directors. Our conflict of interest and code of conduct policy provides that no director or executive officer will knowingly place themselves in a position that would have the appearance of being, or could be construed to be, in conflict with our interests.

        During the last three years, we have entered into the following transactions and contractual arrangements with our principal stockholders and members of senior management. Although we have not historically had formal policies and procedures regarding the review and approval of related party transactions, all transactions between us and any of our officers, directors and principal stockholders were approved by our board of directors.

Summit Partners Stock Purchase Agreement

        In connection with the acquisition of Physicians Formula by entities affiliated with Summit Partners and management on November 3, 2003 (the "Acquisition"), we entered into a stock purchase agreement with the Summit Partners investors. Pursuant to this agreement, the Summit Partners investors purchased 29,875.349 shares of Preferred Stock, par value $0.01 per share, for an aggregate purchase price of $29,875,349 and 8,000,000 shares of our common stock for an aggregate purchase price of $800,000. We repurchased all of our outstanding Preferred Stock, including Preferred Stock held by the Summit Partners investors, in connection with the Recapitalization on December 16, 2005. See "—Preferred Stock Repurchase."

Subordinated Promissory Notes

        In connection with the Acquisition, we issued subordinated promissory notes to the executive officers and holders of five percent or more of our common stock set forth in the table below. The subordinated promissory notes were repaid in connection with our refinancing in November 2004.

Name	Principal Amount of Subordinated Promissory Note
Summit Partners	$9,804,651
Pierre Fabre Dermo-Cosmetique, S.A.	2,451,163
Ingrid Jackel	5,810
Jeff Rogers	23,241

Stockholders Agreement

        In connection with the Acquisition, we entered into a stockholders agreement with the Summit Partners investors, Pierre Fabre Dermo-Cosmetique, S.A. ("Pierre Fabre") and Claude Gros. We refer to Pierre Fabre Dermo-Cosmetique, S.A. and Claude Gros as the "Pierre Fabre investors." The operative provisions of the stockholders agreement direct the voting of shares for our board of directors, impose transfer restrictions on our shares and require the stockholders to consent to our sale to a third party if such sale is approved by the Summit Partners investors. These provisions of the agreement terminate automatically upon the completion of this offering.

Registration Agreement

        In connection with the Acquisition, we entered into a registration agreement with the Summit Partners investors and the Pierre Fabre investors. Under the registration agreement, at any time after the date that is 180 days after the completion of our initial public offering, holders of a majority of registrable securities (as defined in the registration agreement) have the right to require us to use our best efforts to register any or all of our common stock held by them under the Securities Act at our expense, subject to certain limitations. In addition, all holders of registrable securities are entitled to request the inclusion of any of their common stock in any registration statement at our expense whenever we propose to register shares of our common stock under the Securities Act. The registration agreement does not contain any liquidated damages for a nontimely or failed registration. This offering is being conducted less than 180 days after the completion of our initial public offering, but we have nevertheless agreed to register the shares in this offering under the terms and conditions of the registration agreement and to pay the expenses of the offering as otherwise would be provided in a registration effected pursuant to the terms of the registration agreement.

Executive Stock Purchase Agreements

        In connection with the Acquisition, we entered into executive stock purchase agreements with Ingrid Jackel and Jeff Rogers. Pursuant to the executive stock purchase agreement with Ms. Jackel, Ms. Jackel purchased 17.705 shares of Preferred Stock for an aggregate purchase price of $17,705 and 4,750 shares of our common stock for an aggregate purchase price of $475. Pursuant to the executive stock purchase agreement with Mr. Rogers, Mr. Rogers purchased 70.819 shares of Preferred Stock for an aggregate purchase price of $70,819 and 19,000 shares of our common stock for an aggregate purchase price of $1,900. The executive stock purchase agreements provide us with a repurchase option upon the termination of an executive's employment. In the event that we do not elect to exercise the repurchase option, the Summit Partners investors and the Pierre Fabre investors may exercise the purchase option. Pursuant to the repurchase option, we, the Summit Partners investors or the Pierre Fabre investors, as the case may be, may repurchase a terminated executive's securities at fair market value. The repurchase option terminates automatically upon completion of this offering. The executive stock purchase agreements require the executives to consent to our sale to a third party if such sale is approved by a majority of the Summit Partners investors and the Pierre Fabre investors. This provision also terminates automatically upon completion of this offering. The executive stock purchase agreements impose certain transfer restrictions on the executives' shares.

Preferred Stock Repurchase

        On December 16, 2005, we used approximately $44.1 million to repurchase all of our outstanding Preferred Stock, which had an aggregate liquidation value on that date of approximately $37.4 million and accrued dividends of approximately $6.7 million. The Preferred Stock was initially sold in connection with the Acquisition at a price of $1,000 per share. The following table sets forth the number of shares of Preferred Stock held and the purchase price paid to our executive officers and holders of five percent or more of our common stock.

Name	Shares of Preferred Stock	Purchase Price
Summit Partners	29,875.349	$35,205,759
COFILANCE S.A.	7,468.837	8,801,439
Ingrid Jackel	17.705	20,864
Jeff Rogers	70.819	83,455

Management Services Agreement

        Prior to the Acquisition, Physicians Formula, Inc. contributed the assets and liabilities associated with the Rene Furterer, Klorane and Aderma product lines formerly held by one of our subsidiaries to Rene Furterer, Inc. ("Rene Furterer"), an affiliate of Pierre Fabre. In connection with the Acquisition, we entered into a management services agreement with Rene Furterer and Pierre Fabre. Pursuant to the management services agreement, we agreed to provide certain management and administrative services to Rene Furterer in connection with Rene Furterer's activities in the United States, and for the period through December 3, 2003, in Canada. In return for these services, we received $81,000 per quarter from Rene Furterer during the term of the agreement. The management services agreement expired on November 2, 2004.

Distribution Services Agreement

        In connection with the Acquisition, Physicians Formula, Inc. entered into a distribution services agreement with Rene Furterer and PFDC Holdings, Inc. Pursuant to the distribution services agreement, we agreed to offer distribution and logistic services to Rene Furterer in connection with its activities in the United States and Canada. In return for providing these services, Rene Furterer agreed to pay us a minimum monthly fee of $7,000 and our out-of-pocket costs and expenses. The distribution services agreement expired on November 2, 2004.

Manufacturing Agreement and License

        In connection with the Acquisition, Physicians Formula, Inc. entered into a manufacturing agreement and license with Pierre Fabre. Under the manufacturing agreement and license, we agreed to manufacture certain products for Pierre Fabre in compliance with the conditions set forth in the agreement. In return for manufacturing these products, Pierre Fabre agreed to a pricing schedule set forth in the agreement and agreed to pay the costs set forth in the agreement. Sales to Pierre Fabre were $933,000, $983,000 and $5,000 in 2004, 2005 and 2006, respectively. The agreement expired on November 2, 2006 and we did not extend or renew it.

Pierre Fabre Letter Agreement

        In connection with the Acquisition, Physicians Formula, Inc. entered into a letter agreement with Pierre Fabre, in which Pierre Fabre acknowledged and agreed that we own certain intellectual property embodied in any product that was developed by us prior to November 3, 2003, other than the Pierre Fabre Intellectual Property (which includes proprietary marketing techniques, trade marks, trade dress, copyrights or trade names associated with the Avene Couvrance products and intellectual property embodied in the branded products) and we acknowledged and agreed that Pierre Fabre owns the Pierre Fabre Intellectual Property. The letter agreement provided for a limited and restricted license for products marketed, sold and distributed by Pierre Fabre under the trade name Galenic.

Contingent Trade Secret License Agreement

        In connection with the Acquisition, Physicians Formula, Inc. entered into a contingent trade secret license agreement. Pursuant to this agreement, we agreed to provide any person designated in writing by Pierre Fabre with a limited, non-transferable, royalty-free license to use certain intellectual property including proprietary processes, formulas, inventions, trade secrets and copyrights embodied in Physicians Formula, Inc.'s products and any documentation related thereto for the purpose of manufacturing Galenic-branded products in the formulations, molds and shapes according to the specifications existing as of and which have been developed or manufactured for Pierre Fabre prior to November 3, 2003 for the purchase and sale of the products by Pierre Fabre. This agreement terminated on October 31, 2006.

Pierre Fabre Settlement Agreement

        We entered into a settlement agreement with Pierre Fabre with respect to three indemnification claims that we asserted against Pierre Fabre under the terms of the purchase agreement for the Acquisition. The indemnification claims arose out of (i) a third party trademark infringement claim, (ii) defects in certain intellectual property registrations and (iii) liabilities incurred in connection with an OSHA settlement. Pursuant to the settlement agreement, Pierre Fabre paid us $100,000 in July 2006 and agreed to set off the balance of these indemnification claims against the $500,000 indemnification deductible threshold in the purchase agreement.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our total authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering, 13,927,055 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding. The discussion set forth below describes our capital stock and our amended and restated certificate of incorporation and by-laws. Our amended and restated certificate of incorporation and amended and restated by-laws are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        All of our existing common stock is, and the shares of common stock being offered by us in the offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

        Voting Rights.    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

        Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion Rights.    Our common stock is not convertible.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Nasdaq Listing.    Our common stock is listed on the Nasdaq Global Select Market under the symbol "FACE."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

        Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

        These provisions include:

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

        Super Majority Approval Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal provisions relating to election of directors, limitation of liability and indemnification of directors and officers, stockholder action by written consent, special meetings of stockholders and amendment of the certificate of incorporation. Our certificate of incorporation and by-laws also provide that, notwithstanding the authority of the board to adopt, amend, alter, change or repeal the by-laws, the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal the by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

        Removal of Directors.    Our certificate of incorporation provides that directors may only be removed from office for cause and by the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including mergers or consolidations with the corporation or acquisitions of additional shares of common stock from the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of a specified transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and to advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that:

  •
  we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Corporate Opportunities and Transactions with Summit Partners

        In recognition that directors, officers, stockholders, members, managers and/or employees of Summit Partners and its affiliates and investment funds (collectively, the "Summit Partners Entities") may serve as our directors and/or officers, and that the Summit Partners Entities may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Summit Partners Entities. Specifically, none of the Summit Partners Entities or any director, officer, stockholder, member, manager or employee of the Summit Partners Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Summit Partners Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we do not have any expectancy in that corporate opportunity, and the Summit Partners Entity does not have any duty to communicate or offer that corporate opportunity to us and may pursue or acquire that corporate opportunity for itself or direct that opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Summit Partners Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Summit Partners Entity, we will not have any expectancy in that corporate opportunity unless that corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.

        In recognition that we may engage in material business transactions with the Summit Partners Entities from which we are expected to benefit, our certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any Summit Partners Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between us and the Summit Partners Entity and the material terms and facts of the transaction,

    by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction ("Interested Persons") or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Person; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Summit Partners Entities and any Interested Person.

        By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Senior Credit Agreement

        On November 14, 2006, Physicians Formula, Inc. entered into the senior credit agreement with a bank that will terminate in 2011 and consists of a $15.0 million term loan facility and a revolving credit facility providing for borrowings of up to $20.0 million. At December 31, 2006, there was $7.5 million outstanding under the revolving credit facility at an interest rate of 7.37% and we had $12.5 million of availability under the revolving credit facility. The interest rate on the term loan was 8.75% at December 31, 2006. The availability under the revolving credit facility is reduced by outstanding letters of credit. There were no outstanding letters of credit as of December 31, 2006.

        We used the borrowings under the senior credit agreement and a portion of the net proceeds of our initial public offering to repay borrowings and accrued interest under the former senior credit agreement. Borrowings under the senior credit agreement are guaranteed by Physicians Formula Holdings, Inc. and the domestic subsidiaries of Physicians Formula, Inc., and borrowings under the senior credit agreement are secured by liens on substantially all of the assets of Physicians Formula, Inc., including the assets of its subsidiaries. Amounts outstanding under the term loan facility, which totaled $15.0 million at December 31, 2006, are due in quarterly payments, starting December 31, 2006, of $375,000, and increasing to $562,500 on December 31, 2007, $750,000 on December 31, 2008, $937,500 on December 31, 2009 and $1,125,000 on December 31, 2010. The initial quarterly payment of $375,000 was made on January 1, 2007.

        Amounts outstanding under the term loan facility and revolving credit facility bear interest at a LIBOR Adjusted Rate (as defined in the senior credit agreement) plus 2.0% or at a Base Rate (as defined in the senior credit agreement) plus 0.5%. The revolving credit facility is also subject to a commitment fee of 0.25% on any unused commitments.

        The senior credit agreement contains the following financial covenants: a maximum total leverage ratio; a minimum fixed charge coverage ratio; a minimum net worth requirement; and a limitation on capital expenditures (which may be no more than $3,000,000 per fiscal year). As of December 31, 2006, we were in compliance with these covenants.

        The senior credit agreement contains certain additional negative covenants, including limitations on the ability of Physicians Formula, Inc., our operating subsidiary, to: incur other indebtedness and liens; fundamentally change in its business through a merger, consolidation, amalgamation or liquidation; sell assets; pay cash dividends or pay for expenses of Physicians Formula Holdings, Inc., unless certain conditions are satisfied; make certain acquisitions, investments, loans and advances; engage in transactions with our affiliates; enter into certain agreements; engage in sale-leaseback transactions; incur certain unfunded liabilities; and change its line of business.

        The senior credit agreement requires us to make mandatory prepayments with the proceeds of certain asset dispositions and upon the receipt of insurance or condemnation proceeds to the extent we do not use the proceeds for the purchase of satisfactory replacement assets.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock. Sale of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

        Upon completion of the offering, we will have a total of 13,927,055 shares of common stock outstanding. All of the shares sold in our initial public offering are, and all of the shares sold in this offering will be, freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

        The remaining 911,055 shares of common stock are "restricted securities," as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions contained in Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described under "—Lock-up Agreements," all of these shares will be eligible for sale in the public market under Rule 144 or Rule 144(k).

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 139,270 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options and Equity Awards

        As of December 31, 2006, options to purchase a total of 906,694 shares of our common stock were outstanding.

        On February 13, 2007, we filed a registration statement on Form S-8 under the Securities Act to register 2,083,555 shares of common stock reserved for issuance under our 2003 Stock Option Plan and our 2006 Long-Term Equity Incentive Plan. Shares registered under such registration statement will be available for sale in the open market upon issuance, unless such shares are subject to Rule 144 limitations applicable to affiliates, vesting restrictions with us or the lock-up restrictions described below.

        No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Lock-up Agreements

        At the time of our initial public offering, we and each of our officers and directors and all of our stockholders and holders of options to purchase common stock agreed not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction until May 7, 2007, 180 days after the effective date of the registration statement used in our initial public offering. As permitted by those agreements, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. have waived the terms of those agreements as they relate to the sale of stock by us and the selling stockholders in this offering. Other than waivers related to this offering, the lock-up agreements entered into in connection with our initial public offering, remain in full force and effect.

        In connection with this offering, we and each of the selling stockholders and directors individually owning shares will agree not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock (including, without limitation, shares of our common stock which may be deemed to be beneficially owned by these persons on the date of the lock-up agreement, shares of common stock which may be issued upon exercise of a stock option or warrant any other security convertible into or exchangeable for common stock) or enter into any hedging transaction for a period of 90 days after the effective date of the registration statement of which this prospectus is a part. This restriction is expressly intended to preclude these persons from engaging in any hedging transaction or other transaction which is designed to or reasonably expected to lead to or result in a disposition during this 90-day period even if the securities would be disposed of by someone other than the signing person. This agreement may be waived by the prior written consent of, and in the sole discretion of, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. This consent may be given at any time without public notice. See "Underwriting."

Registration Rights

        After completion of this offering, holders of approximately 626,344 shares of our common stock, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. If the underwriters exercise their over-allotment option in full, no holders of our common stock will have registration rights. See "Certain Relationships and Related Transactions" for a description of the registration agreement we have entered into with certain of our stockholders.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives, have severally agreed to purchase from the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Cowen and Company, LLC
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $                      per share to other dealers. After the offering, representatives of the underwriters may change the offering price and other selling terms.

Over-Allotment Option

        The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 658,650 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Total Fees

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us or the selling stockholders, as applicable, per share of common stock. The underwriting discounts and commissions are    % of the public offering price. The selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over- Allotment Option	With Full Exercise of Over-Allotment Option
Underwriting discounts and commissions payable by the selling stockholders	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.6 million.

Listing

        Our common stock is listed on the Nasdaq Global Select Market under the symbol "FACE."

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lock-up

        At the time of our initial public offering, we and each of our officers and directors and all of our stockholders and holders of options to purchase common stock agreed not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction until May 7, 2007, 180 days after the effective date of the registration statement used in our initial public offering. As permitted by those agreements, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. have waived the terms of those agreements as they relate to the sale of stock by us and the selling stockholders in this offering. Other than waivers related to this offering, the lock-up agreements, entered into in connection with our initial public offering, remain in full force and effect.

        In connection with this offering we and each of the selling stockholders and directors individually owning shares will agree not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock (including, without limitation, shares of our common stock which may be deemed to be beneficially owned by these persons on the date of the lock-up agreement, shares of common stock which may be issued upon exercise of a stock option or warrant any other security convertible into or exchangeable for common stock) or enter into any hedging transaction for a period of 90 days after the effective date of the registration statement of which this prospectus is a part. This restriction is expressly intended to preclude these persons from engaging in any hedging transaction or other transaction which is designed to or reasonably expected to lead to or result in a disposition during this 90-day period even if the securities would be disposed of by someone other than the signing person. This agreement may be waived by the prior written consent of, and in the sole discretion of, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. This consent may be given at any time without public notice.

        Such holders may make open market purchases of our common stock and sales of our common stock acquired in open market transactions after completion of this offering, provided that any such sale transaction does not cause such holder or any other party to make a public filing, whether voluntary or mandatory, under Section 16(a) of the Securities Exchange Act of 1934 in connection with the transfer. Transfers or dispositions by our officers, directors, stockholders and holders of options to purchase common stock can be made sooner:

  •
  as a gift or by will or intestacy;

  •
  to immediate family members;

  •
  to any trust for the direct or indirect benefit of the holder or his or her immediate family; and

  •
  as a distribution to partners, members or stockholders of the holder;

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement.

        If we release earnings results or a material event related to the Company occurs during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 16-day period following the last day of the lock-up period, then the lock-up period automatically will be extended until the end of the 18-day period beginning with the release of earning results or the occurrence of a material event related to the Company. Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. have advised us that they have no present intent or arrangement to release any additional shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request and the possible impact on the market for our common stock.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Electronic Distributions

        In connection with this offering, one or more of the underwriters or securities dealers may distribute prospectuses electronically. Deutsche Bank Securities Inc. and Citgroup Global Markets Inc. may agree to allocate a number of shares to underwriters for sale to their on-line brokerage account holders. Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. will allocate share to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to on-line brokerage account holders.

Underwriters' Web Sites

        A prospectus in electronic format may be made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Sales by Affiliates

        Sales of shares made outside of the United States may be made by affiliates of the underwriters.

NOTICE TO PROSPECTIVE INVESTORS

European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP represents entities affiliated with Summit Partners in connection with various legal matters. Certain partners of Kirkland & Ellis LLP are members of an investment partnership that is an investor in entities affiliated with Summit Partners. The underwriters are represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other document summarize the material terms of such contract, agreement or other document. Please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement or incorporated by reference therein.

        We are currently subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act, and in accordance with the Exchange Act file reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. You may read and copy all or any portion of the registration statement or any reports, proxy statements or other information we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

        Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Physicians Formula Holdings, Inc.:

        We have audited the accompanying consolidated balance sheets of Physicians Formula Holdings, Inc. and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ Deloitte & Touche LLP
Los Angeles, California
March 15, 2007

PHYSICIANS FORMULA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26	$20
Accounts receivable, net of allowance for bad debts of $348 and $254	26,654	20,404
Inventories	23,472	17,377
Prepaid expenses and other current assets	1,775	1,618
Deferred income taxes—net	5,139	3,902

Total current assets	57,066	43,321
PROPERTY AND EQUIPMENT—Net	2,506	2,261
OTHER ASSETS—Net	968	1,675
INTANGIBLE ASSETS—Net	56,311	58,076
GOODWILL	17,463	17,463

TOTAL	$134,314	$122,796

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdraft	$—	$177
Accounts payable	12,670	7,232
Accrued expenses	1,915	2,690
Trade allowances	3,479	4,027
Sales returns reserve	9,440	6,989
Income taxes payable	378	2,339
Line of credit borrowings	7,522	8,769
Current portion of long-term debt	2,063	4,177

Total current liabilities	37,467	36,400

DEFERRED COMPENSATION	721	597

DEFERRED INCOME TAXES—Net	21,617	22,977

LONG-TERM DEBT	12,937	58,036

COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY:
Series A preferred stock, $.01 par value—10,000,000 shares authorized, 0 and 0 shares issued and outstanding	—	—
Common stock, $.01 par value—50,000,000 shares authorized, 13,843,056 and 10,051,750 shares issued and outstanding	138	100
Additional paid-in capital	57,047	905
Retained earnings	4,387	3,781

Total stockholders' equity	61,572	4,786

TOTAL	$134,314	$122,796

See notes to consolidated financial statements.

PHYSICIANS FORMULA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
NET SALES	$95,405	$78,706	$62,323
COST OF SALES	41,943	32,082	24,701

GROSS PROFIT	53,462	46,624	37,622
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	45,191	31,252	27,139

INCOME FROM OPERATIONS	8,271	15,372	10,483
INTEREST EXPENSE	7,633	2,708	3,760
OTHER INCOME	(39)	(88)	(38)

INCOME BEFORE INCOME TAXES	677	12,752	6,761
PROVISION FOR INCOME TAXES	71	4,929	2,560

NET INCOME	606	7,823	4,201
ALLOCATION OF INCOME TO PREFERRED STOCKHOLDERS	—	3,145	3,034

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$606	$4,678	$1,167

NET INCOME PER COMMON SHARE:
Basic	$0.06	$0.47	$0.12
Diluted	$0.05	$0.40	$0.11
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic	10,900,919	10,051,750	10,023,750
Diluted	11,387,033	11,554,538	10,695,750

See notes to consolidated financial statements.

PHYSICIANS FORMULA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands, except share data)

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2004	37,433	$37,433	10,023,750	$100	$902	$746	$39,181
Net income	—	—	—	—	—	4,201	4,201

BALANCE—December 31, 2004	37,433	37,433	10,023,750	100	902	4,947	43,382
Redemption of preferred stock and preferred stock dividend	(37,433)	(37,433)	—	—	—	(6,678)	(44,111)
Exercise of stock options	—	—	28,000	—	3	—	3
Net income	—	—	—	—	—	7,823	7,823
Cash dividend on common stock ($0.23 per share)	—	—	—	—	—	(2,311)	(2,311)

BALANCE—December 31, 2005	—	—	10,051,750	100	905	3,781	4,786
Net proceeds from issuance of common stock	—	—	3,125,000	31	46,536	—	46,567
Stock-based compensation	—	—	—	—	9,488	—	9,488
Exercise of stock options	—	—	666,306	7	60	—	67
Tax benefit on exercise of stock options	—	—	—	—	58	—	58
Net income	—	—	—	—	—	606	606

BALANCE—December 31, 2006	—	$—	13,843,056	$138	$57,047	$4,387	$61,572

See notes to consolidated financial statements.

PHYSICIANS FORMULA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$606	$7,823	$4,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,564	2,625	2,455
Deferred income taxes	(2,597)	(1,725)	(260)
Provision for bad debts	155	85	41
Amortization and write-off of debt issuance costs	1,202	294	963
Loss (gain) on disposal of property and equipment	—	3	(1)
Accrued payment-in-kind interest	—	13	—
Recognition of stock based compensation	9,155	—	—
Tax benefit on exercise of stock options	(58)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,405)	(6,211)	(3,399)
Inventories	(5,762)	(2,669)	(4,007)
Prepaid expenses and other current assets	(157)	(406)	54
Other assets	(61)	6	68
Accounts payable	5,438	969	1,192
Accrued expenses, trade allowances and sales returns reserve	1,161	3,017	1,419
Income taxes payable/receivable	(1,903)	2,181	(1,959)

Net cash provided by operating activities	3,338	6,005	767

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,044)	(743)	(722)
Proceeds from sale of property and equipment	—	—	24

Net cash used in investing activities	(1,044)	(743)	(698)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under term loans	15,000	41,765	30,000
Paydowns of term loans	(41,765)	(29,400)	(20,600)
Borrowings under subordinated debt	—	20,435	—
Payoff of subordinated debt	(20,435)	—	(12,285)
Net (paydowns) borrowings under line of credit	(1,247)	8,769	(228)
Debt issuance costs	(310)	(1,032)	(295)
Redemption of preferred stock and dividend	—	(44,111)	—
Bank overdraft	(177)	177	—
Exercise of stock options	67	3	—
Tax benefit on exercise of stock options	58
Cash payment of common stock dividend	(46)	(2,265)	—
Proceeds from public offering, net	49,406	—	—
Payment of transaction costs in connection with the initial public offering	(2,839)	—	—

Net cash used in financing activities	(2,288)	(5,659)	(3,408)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6	(397)	(3,339)
CASH AND CASH EQUIVALENTS—Beginning of period	20	417	3,756

CASH AND CASH EQUIVALENTS—End of period	$26	$20	$417

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest	$6,549	$2,068	$2,627

Income taxes	$4,623	$4,482	$4,778

See notes to consolidated financial statements.

PHYSICIANS FORMULA HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying consolidated financial statements include the accounts of Physicians Formula Holdings, Inc. (the "Company" or "Holdings"), a Delaware corporation, formerly known as PFI Holdings Corp., and its wholly owned subsidiary, Physicians Formula, Inc. ("Physicians"), a New York corporation. Physicians Formula Cosmetics, Inc., a Delaware corporation, is a wholly owned subsidiary of Physicians.

        Physicians, formerly known as Pierre Fabre, Inc., and Physicians Formula Cosmetics, Inc., both formerly wholly owned subsidiaries of Pierre Fabre Dermo-Cosmetique, S.A., ("PFDC") were acquired by PFI Acquisition Corp. (a New York corporation and a wholly owned subsidiary of Holdings) in a stock purchase transaction on November 3, 2003 (the "Acquisition"). Immediately following the Acquisition, PFI Acquisition Corp. was merged with and into Physicians, and Physicians was the surviving corporation in the merger. In connection with the merger, Physicians changed its name from Pierre Fabre, Inc. to Physicians Formula, Inc., and Physicians became a wholly owned subsidiary of PFI Holdings Corp. and Physicians Formula Cosmetics, Inc. became a wholly owned subsidiary of Physicians. As part of the Acquisition, PFDC elected to receive a portion of the sales price in common stock and preferred stock of Holdings. The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. During 2006, the Company completed an initial public offering of shares of the Company's common stock. See Note 9 for further details.

        The Company develops, markets, manufactures and distributes innovative, premium-priced products for the mass market channel. The Company's products include face powders, bronzers, concealers, blushes, foundations, eye shadows, eye liners, brow makeup and mascaras. The Company sells its products to mass market retailers such as Wal-Mart, Target, CVS, Walgreens and Albertsons. The Company is headquartered in Azusa, California.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

        Revenue Recognition—The Company recognizes revenues from product sales, less estimates for returns and allowances, upon shipment of products when title has passed, persuasive evidence of a sales arrangement exists, the price to the buyer is fixed and determinable and collectibility of the sales price is reasonably ensured.

        Shipping and Handling Fees—Amounts billed to customers for shipping and handling are included as a component of net sales. Shipping and handling costs, which represent costs incurred to ship products to the Company's customers, are included as a component of selling, general and administrative expenses and totaled, $3,807,000, $2,939,000 and $2,093,000 in 2006, 2005 and 2004, respectively.

        Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Inventories—Inventories are stated at the lower of average cost or market. Cost is determined by the first-in, first-out method.

        Property and Equipment—Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

        Intangible Assets—Intangible assets consist primarily of trade names, distributor relationships and patents. Trade names are not amortized as they are considered an indefinite-lived intangible asset. Distributor relationships and patents are amortized over their estimated useful lives of 20 and 15 years, respectively. Intangible assets related to distributor relationships and patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

        Impairment of Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

        Goodwill and Indefinite-Lived Intangible Assets—Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and specific intangible assets acquired in business combinations. In accordance with SFAS No. 142, Goodwill and Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment annually as of June 30 or whenever events or circumstances occur indicating that they might be impaired.

        Derivative Instruments and Hedging Activities—The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended. In accordance with SFAS No. 133, the fair value of the Company's interest rate collar was recorded as an asset or a liability in the Company's consolidated balance sheets with a corresponding credit or charge to interest expense. The Company does not have any other derivative instruments.

        Returns Reserve—A reserve for product returns is maintained based on estimated future returns determined by using estimates and historical experience. Returns are recorded as a reduction of sales in the accompanying consolidated income statements.

        Trade Allowances—The Company offers trade allowances such as rebates, price protection, coupons, and other incentives to customers in the normal course of business. Accruals for these trade allowances are provided for based on estimates and historical experience and are recorded as a reduction of sales in the accompanying consolidated income statements of income.

        Net Income Per Share—Basic net income per share is computed as net income attributable to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur from the exercise of outstanding stock options and is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding for the period, plus the dilutive effect of outstanding stock options, calculated using the treasury stock method. The following table summarizes the incremental shares from potentially dilutive securities:

	Year Ended December 31,
	2006	2005	2004
Weighted-average number of common shares—basic	10,900,919	10,051,750	10,023,750
Effect of dilutive employee stock options	486,114	1,502,788	672,000

Weighted-average number of common shares—diluted	11,387,033	11,554,538	10,695,750

        Fair Value of Financial Instruments—The Company's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable closely approximate their carrying value due to their short maturities. The fair value of debt is estimated based on reference to market prices and closely approximates its carrying value.

        Segments—The Company operates in one reportable segment consisting of the manufacturing, research, development and distribution of cosmetic products.

        Foreign Currency Transactions—The Company enters into sales transactions with customers located in Canada, which are denominated in Canadian dollars. Gains and losses from foreign currency transactions are included in the determination of net income in the period in which the exchange rate changes. Unrealized gains and losses result when the receivables are revalued at the balance sheet date.

        Concentration of Credit Risk—Certain financial instruments subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company regularly reevaluates its customers' ability to satisfy credit obligations and records a provision for doubtful accounts based on such evaluations. Significant customers that accounted for more than 10% of gross sales are as follows:

	Year Ended December 31,
Customer
	2006	2005	2004
A	19%	20%	21%
B	19%	17%	19%
C	18%	16%	15%
D	11%	13%	15%

        Three customers individually accounted for more than 10% of gross accounts receivable and together accounted for approximately 63% of gross accounts receivable at December 31, 2006. Four customers individually accounted for more than 10% of gross accounts receivable and together accounted for approximately 70% of gross accounts receivable at December 31, 2005.

        Advertising Expenditures—Advertising costs are expensed as incurred and include print and television, promotions, public relations and other selling expenses. Advertising expense was $12,443,000, $10,630,000 and $8,948,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

        Research and Development—Research and development costs, which are expensed as incurred, totaled $776,000, $477,000 and $462,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Research and development costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

        Stock Options—On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R") using the prospective method. Under the prospective method, those nonpublic companies that previously used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes will apply SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. The Company will continue to account for any portion of awards outstanding at December 31, 2005 using the accounting principles originally applied to those awards which were the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. Under SFAS No. 123R, share-based payments awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. In connection with the Company's initial public offering, the Company amended the performance-based options, which were held by seven employees of the Company, to accelerate the vesting of 550,781 of such options. The remaining performance-based options that did not vest on November 14, 2006 became time-vesting options that vest and become exercisable in 24 equal installments over a period of two years from November 14, 2006. The Company incurred a $9,488,000 pre-tax non-cash share-based compensation charge in the fourth quarter of fiscal year 2006 related to the modification of these awards. A non-cash share-based compensation cost of $333,000 was capitalized and included in inventory in the accompanying consolidated balance sheets and $9,155,000 was recorded as compensation expense in selling, general and administrative in the accompanying consolidated statements of income.

        Through December 31, 2005, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25 and related interpretations. Under the intrinsic value method prescribed in APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the common stock and the exercise price of the option. For the periods prior to December 31, 2005, the Company did not record any compensation expense related to the option plan, since the exercise price of the options equaled their fair value at the date of grant.

        Income Taxes—The Company's historical tax attributes were carried forward as a result of the Acquisition. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The long-term deferred income taxes primarily relate to the intangible assets recorded as part of the Acquisition.

        New Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. FIN No. 48 is effective as of January 1, 2007. The Company is currently evaluating the impact of FIN No. 48 on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of financial instruments according to fair value hierarchy as defined in the standard. SFAS No. 157 is effective for the Company at the beginning of fiscal 2008 and will be applied on a prospective basis. The Company is currently evaluating the impact of SFAS No. 157 on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that adoption of this statement will have on the Company's consolidated financial statements.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INVENTORIES

        Inventories consist of the following (dollars in thousands):

	As of December 31,
	2006	2005
Raw materials and components	$11,955	$10,129
Finished goods	11,517	7,248

Total	$23,472	$17,377

4.    PROPERTY AND EQUIPMENT

        Property and equipment consist of the following (dollars in thousands):

		As of December 31,
	Useful Lives	2006	2005
Tooling	3 to 5 years	$379	$320
Leasehold improvements	Term of lease to 5 years	753	737
Machinery and equipment	3 to 8 years	2,284	1,683
Furniture and fixtures	5 to 8 years	240	216
Computer equipment	3 years	804	724
Construction in progress		408	175

Total property and equipment		4,868	3,855
Accumulated depreciation		(2,362)	(1,594)

Total		$2,506	$2,261

        Depreciation expense was $799,000, $860,000 and $689,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

5.    OTHER ASSETS

        Other assets consist of the following (dollars in thousands):

	As of December 31,
	2006	2005
Capitalized debt issuance costs, net of accumulated amortization of $5 and $7	$133	$1,025
Restricted investments	721	597
Deposits	114	53

Total	$968	$1,675

        Capitalized debt issuance costs relating to the previous credit agreements in the amount of $1,031,000 and $287,000 were written off to interest expense as a result of new credit agreements in November 2006 and December 2005, respectively. Amortization for the next five years will be approximately $28,000 annually (see Note 7).

        Restricted investments represent a diversified portfolio of mutual funds held in a Rabbi Trust, which fund the nonqualified, unfunded deferred compensation plans (the "Deferred Compensation Plans"). These investments, which are considered trading securities, are recorded at fair value.

6.    INTANGIBLE ASSETS

        Intangible assets consist of the following as of December 31, 2006 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Total
Trade names	$29,500	$—	$29,500
Patents	8,699	1,836	6,863
Distributor relationships	23,701	3,753	19,948

Total	$61,900	$5,589	$56,311

        Intangible assets consist of the following as of December 31, 2005 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Total
Trade names	$29,500	$—	$29,500
Patents	8,699	1,256	7,443
Distributor relationships	23,701	2,568	21,133

Total	$61,900	$3,824	$58,076

        Amortization expense was $1,765,000, for each of the three years ended December 31, 2006. Amortization of intangible assets for the next five years will be approximately $1,765,000 per year.

7.    LONG-TERM DEBT

        On November 14, 2006, Physicians entered into a new credit agreement with a bank replacing the previous credit arrangement. The new credit agreement will terminate in 2011 and provides for $15,000,000 of term loans and for borrowings of up to $20,000,000 under a revolving loan agreement. Amounts outstanding under the term loan and revolving loan bear interest at a London InterBank Offered Rate ("LIBOR") Adjusted Rate, or a Base Rate, plus 2.0% or 0.5%, respectively. The revolving loan arrangement also provides for a commitment fee of one-quarter of 1.0% on any unused commitment. Borrowings under the credit agreement are secured by substantially all of the assets of the Company and are subject to various financial and nonfinancial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, a minimum tangible net worth requirement and a limitation on capital expenditures of $3,000,000 per fiscal year. As of December 31, 2006, the Company was in compliance with such covenants. Holdings and its subsidiary are prohibited from declaring or paying dividends under the terms of the new credit agreement subject to exceptions for certain expenses. As of December 31, 2006, Holdings held no assets aside from its investment in Physicians. Amounts outstanding under the term loans are due in quarterly payments, starting December 31, 2006, of $375,000 and increasing to $1,125,000 through September 30, 2011. The interest rate on the term loan was 8.75% at December 31, 2006.

        In December 2005, Physicians entered into a credit agreement with a syndicate of banks replacing its previous credit agreement. The credit agreement provided for $41,765,000 of term loans and for borrowings of up to $15,000,000 under a revolving loan arrangement, reduced by outstanding letters of credit. Amounts outstanding on the term loans and revolving loan bore interest at LIBOR, or a Base Rate, plus a calculated percentage based upon the type of borrowing incurred. The revolving loan arrangement also provided for a commitment fee of one-quarter of 1.0% on any unused commitment. The interest rate on the term loans was 8.25% at December 31, 2005. On November 14, 2006, the

Company used the net proceeds of the initial public offering and borrowings under the new credit agreement to repay borrowings and accrued interest under this credit agreement.

        Concurrent with the credit agreement entered into in December 2005, described above, the Company entered into subordinated note payable agreements with a syndicate of banks totaling $20,435,000. In connection with the initial public offering, the Company repaid all amounts outstanding under the subordinated note payable agreements in November 2006. Amounts outstanding on the subordinated notes were subject to a 12% fixed rate payable quarterly in arrears on the accrued principal balance, plus a 1.5% fixed payable-in-kind quarterly in arrears.

        Amounts outstanding under the long-term debt arrangements are as follows (dollars in thousands):

	As of December 31,
	2006	2005
Term loans	$15,000	$41,765
Subordinated debt	—	20,435
Accrued payment-in-kind interest on subordinated debt	—	13

	15,000	62,213
Current portion of long-term debt	(2,063)	(4,177)

	$12,937	$58,036

        At December 31, 2006 and 2005, there was $7,522,000 and $8,769,000, respectively, outstanding under the revolving loan agreement at interest rates of 7.37% and 9.25%, respectively. As of December 31, 2006, there was $12,478,000 available under the revolving loan agreement. The revolving loan agreement, which expires in November 2011, contains a lock-box feature, whereby remittances made by customers to the lock-box repay the outstanding obligation under the revolving loan arrangement. As such, in accordance with Emerging Issues Task Force Issue No. 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement, the Company has classified the above outstanding amounts under the revolving loan agreement as a current liability in the accompanying consolidated balance sheets. There were no outstanding letters of credit at any of the balance sheet dates.

        Costs of $138,000 at December 31, 2006 associated with obtaining the new credit agreement above have been capitalized and are included in other assets in the accompanying consolidated balance sheets. These costs are being amortized over the life of the related debt obligations as an additional component of interest expense.

        The Company entered into an interest rate collar agreement during 2004. This agreement had an original notional amount of $10,000,000 ($7,644,000 as of December 31, 2005) and was terminated on January 25, 2006. The agreement established a floor interest rate of 1.4% and a cap interest rate of 7.0%. During the years ended December 31, 2006, 2005 and 2004, this agreement did not have an impact on the Company's interest expense. In addition, as of December 31, 2005, the fair market value of this agreement was insignificant.

        Upon termination of the above interest rate collar agreement in January 2006, the Company entered into a new interest rate collar agreement with an effective date of March 31, 2006. This agreement had a notional amount of $21,000,000 and would have expired on March 31, 2008. The agreement established a floor interest rate of 4.05% and a cap interest rate of 5.60%. The agreement was terminated on December 18, 2006 and during the year ended December 31, 2006, the agreement did not have a significant impact on the Company's interest expense.

        Principal payments under the long-term debt arrangements are as follows (dollars in thousands):

Years Ending December 31
2007	$2,063
2008	2,437
2009	3,188
2010	3,937
2011	3,375

$15,000

8.    COMMITMENTS AND CONTINGENCIES

        Operating Leases—The Company has long-term noncancelable operating leases for its facilities expiring through December 2007 and operating leases for various pieces of equipment under operating leases expiring through December 2009. Certain of the leases contain free rent periods and rent escalation clauses. The Company records rent expense on a straight-line basis. Total rent expense for all facilities, equipment, and automobiles was $1.1 million, $907,000 and $767,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

        Future minimum commitments under these operating leases are as follows (dollars in thousands):

Years Ending December 31
2007	$960
2008	240
2009	14
2010	—

$1,214

        Litigation—The Company has been named in various lawsuits in the ordinary course of business. In management's opinion, the ultimate resolution of these matters will not result in a material impact to the Company's consolidated financial statements.

        Manufacturing Equipment—The Company has a contractual agreement, for approximately $1.1 million, to automate product assembly lines, of which $327,000 was incurred in 2006.

        Environmental—The shallow soils and groundwater below the Company's City of Industry facility were contaminated by the former operator of the property. The former operator performed onsite cleanup and the Company anticipates that it will receive written confirmation from the State of California that no further onsite cleanup is necessary. Such confirmation would not rule out potential liability for regional groundwater contamination or alleged potable water supply contamination discussed below. If further onsite cleanup is required, the Company believes the cost, which the Company is not able to estimate, would be indemnified, without contest or material limitation, by companies that have fulfilled similar indemnity obligations to the Company in the past, and that the Company believes remain financially able to do so.

        The facility is located within an area of regional groundwater contamination known as the Puente Valley "operable unit" ("PVOU") of the San Gabriel Valley Superfund Site. The Company, along with many others, was named a potentially responsible party ("PRP") for the regional contamination by the United States Environmental Protection Agency ("EPA"). The Company entered into a settlement with another PRP at the site, pursuant to which, in return for a payment the Company has already made and that was fully indemnified and paid by a second company, the other PRP indemnified the Company against most claims for PVOU contamination. The Company expects to enter into a consent decree with EPA and the other PRP that will resolve its liability for the cleanup of regional groundwater contamination without any payment by us to EPA. Depending on the scope and duration of the cleanup, the Company may be required to make further payments to the other PRP for regional groundwater remediation costs. The Company estimates the amount of any such additional payments would not exceed approximately $130,000. The estimate is based on component estimates for two distinct contaminants that may require remediation. Those estimates in turn are based on a number of assumptions concerning the likelihood that remediation will be required, the cost of remediation if required and other matters. Uncertainty in predicting these matters limits the reliability and precision of the estimates. The Company expects any such additional payments by the Company to be covered by indemnities given to the Company by other companies. Those companies may contest their indemnity obligation for these payments. The Company believes the companies are financially able to pay the liability. Because the Company believes it is not probable that it will be held liable for any of these expenses, the Company has not recorded a liability for such potential claims.

        The Company is also one of approximately 25 parties considered potentially liable by a regional water authority for alleged contamination of two of that water authority's wells. The Company is fully indemnified for this liability under a past settlement with a private company. The indemnity is not materially limited and the Company does not believe it would be contested. The Company believes the private company is financially able to pay the liability. Because the Company believes it is not probable that it will be held liable for any of these expenses, the Company has not recorded a liability for such potential claims for alleged contamination of the area's potable water supply.

        The Company's liability for these contamination matters and related claims is substantially covered by third-party indemnities and resolved by prior settlements, and borne by prior operators of the facility, their successors and their insurers. The Company is attempting to recoup approximately $0.7 million in defense costs from one of these indemnitors. These costs have been expensed as paid by the Company and are not recorded in its consolidated balance sheets.

9.    STOCKHOLDERS' EQUITY

        On November 14, 2006, the Company completed an initial public offering of shares of the Company's common stock. In the initial public offering, the Company sold 3,125,000 shares of common stock and the selling stockholders sold 5,500,000 shares of common stock, which includes 1,125,000 shares of common stock sold by the selling stockholders pursuant to the underwriters' over-allotment option. The underwriters exercised this over-allotment on November 10, 2006 and the initial public offering closed on November 14, 2006. In connection with the initial public offering, the Company amended the then-existing certificate of incorporation and by-laws to increase the number of authorized shares of common stock to 50,000,000 shares, par value $0.01 per share, and the number of authorized shares of preferred stock to 10,000,000 shares, par value $0.01 per share. Series A preferred stock was non-voting, accumulates dividends at a compound rate of 8% per annum and has a priority above common stockholders in redemptions and dividends. Series A preferred stock is not subject to any required redemption and is not redeemable at the option of the holder.

        In connection with a prior recapitalization in December 2005, the Company completed a leveraged recapitalization that consisted of obtaining new credit agreements (Note 7), redeeming all of the outstanding Series A preferred stock and paying cash dividends on common and preferred stock. The Company declared and paid a dividend on the Series A preferred stock totaling $6,678,000, redeemed all outstanding Series A preferred stock for $37,433,000, and declared a cash dividend on common stock of $2,311,000. At December 31, 2005, declared and unpaid dividends totaled $46,000 and are included as a component of accrued expenses in the accompanying consolidated balance sheets. Additionally, the Company paid a cash bonus to all stock option holders of $0.23 per option outstanding in 2005. The cash bonus ($363,000) was recorded as compensation expense in the accompanying consolidated financial statements as a component of selling, general and administrative ($346,000) and cost of goods sold ($17,000).

10.    TRANSACTIONS WITH RELATED PARTIES

        The Company had a subcontracting and management services agreement with entities controlled by one of its minority stockholders. Sales to related parties under the subcontracting agreement totaled $5,000, $983,000 and $933,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The subcontracting agreement expired in November 2006. No amounts were due from related parties at December 31, 2006 and $20,000 was due at December 31, 2005. The receivable is included in accounts receivable in the accompanying consolidated balance sheets.

        Expenses under a management service agreement, which expired in 2005, totaled $83,000 for the years ended December 31, 2005 and 2004. There were no outstanding amounts due to related parties as of December 31, 2006 and 2005.

        The Company entered into a settlement agreement with PFDC with respect to certain indemnification claims the Company asserted against PFDC under the terms of the purchase agreement for the Acquisition. Pursuant to the settlement agreement, the Company received $100,000 in July 2006 and agreed to set off certain claims against the indemnification deductible threshold, as established in the purchase agreement for the Acquisition.

11.    EMPLOYEE BENEFITS

        The Company has a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan provides for employee contributions as well as employer matching contributions and is available to eligible participants, as defined in the plan agreement. Participant contributions are matched at 100% of each dollar contributed by the participant up to 5% of a participant's eligible salary. Matching contributions vest immediately. Matching contributions are included in selling, general and administrative expenses in the accompanying consolidated statements of income and totaled $272,000, $259,000 and $230,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

        The Company's Deferred Compensation Plans provide certain employees the option to defer a portion of their compensation. Investments have been purchased that may be used to fund the Deferred Compensation Plans and are included in other assets in the accompanying consolidated balance sheets.

12.    INCOME TAXES

        The components of the provision for income taxes for the years ended December 31, 2006, 2005 and 2004, are as follows (dollars in thousands):

	2006	2005	2004
Current:
Federal	$2,171	$5,315	$2,222
State	497	1,339	598

Total current	2,668	6,654	2,820

Deferred:
Federal	(1,856)	(1,406)	(243)
State	(741)	(319)	(17)

Total deferred	(2,597)	(1,725)	(260)

Total provision for income taxes	$71	$4,929	$2,560

        The major components of the deferred income tax assets and liabilities at December 31, 2006 and 2005, are as follows (dollars in thousands):

	2006	2005
Sales returns reserve	$3,857	$2,792
Stock options	1,840	—
Inventories	585	748
Accrued expenses	528	662
Other	472	600

Deferred income tax assets	7,282	4,802

Trade names	(12,051)	(11,782)
Distributor relationships	(8,149)	(8,441)
Patents	(2,816)	(2,973)
Purchase accounting property and equipment adjustments	(266)	(238)
Depreciation and amortization	(184)	(74)
Other	(295)	(369)

Deferred income tax liabilities	(23,761)	(23,877)

Total	$(16,479)	$(19,075)

        The major elements contributing to the difference between the federal statutory rate and the effective tax rate for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Statutory rate	35.0%	34.0%	34.0%
State income taxes—less effects of federal deduction	(23.5)	5.3	5.8
Extra-territorial income exclusions	(19.9)	(0.9)	(2.1)
Research and development credits	(35.1)	—	—
True-up of prior year permanent items	(13.4)	—	—
Impact of change in the deferred carrying rate	63.9	—	—
Other	3.5	0.3	0.2

Effective tax rate	10.5%	38.7%	37.9%

13.    EQUITY AND STOCK OPTION PLANS

2006 Equity Incentive Plan

        In connection with the Company's initial public offering, the Company adopted the Physicians Formula Holdings, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other performance awards to directors, officers and employees of the Company, as well as others performing services for the Company. As of December 31, 2006, a total of 900,000 shares, related to the Company's common stock, were available for issuance under the 2006 Plan. This amount will automatically increase on the first day of each fiscal year beginning in 2007 and ending in 2016 by the lesser of: (i) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares as determined by the compensation committee of the Board of Directors. As of December 31, 2006, no grants have been made under the 2006 Plan. On February 6, 2007, the Company granted 300,000 stock options under the 2006 Plan to certain employees of the Company.

2003 Stock Option Plan

        In November 2003, the Board of Directors adopted the 2003 Stock Option Plan (the "2003 Plan") and reserved a total of 2,500,000 shares for grants under the 2003 Plan. The 2003 Plan provides for the issuance of stock options for common stock to executives and other key employees. The options generally have a 10-year life and vest over a period of time. Options granted under the 2003 Plan were originally granted as Performance-Vesting Options and Time-Vesting Options. In connection with the initial public offering, the Performance-Vesting Options were amended to accelerate the vesting of 550,781 of such options, and the balance was converted to Time-Vesting Options. The Time-Vesting Options include options that vest over a four-year period and 162,553 options that converted from Performance-Vesting Options but were not exercised in connection with the initial public offering. Options are granted with exercise prices not less than the fair value at the date of grant, as determined by the Board of Directors.

        The stock option plan activity is summarized below:

	Time-Vesting Options			Performance-Vesting Options
		Weighted-Average Exercise Price	Aggregate Intrinsic Value		Weighted-Average Exercise Price	Aggregate Intrinsic Value
Options outstanding—January 1, 2004	694,666	$0.10		583,334	$0.10
Options granted in January and March 2004	160,000	0.10		130,000	0.10

Options outstanding—December 31, 2004	854,666	0.10		713,334	0.10
Options granted in January 2005	37,000	0.25		—	—
Options exercised	(28,000)	0.10	$26,000	—	—

Options outstanding—December 31, 2005	863,666	0.11		713,334	0.10
Options forfeited	(4,000)	0.25		—	—
Options exercised	(370,166)	0.10	$1,444,000	(296,140)	0.10	$5,005,000
Options converted from Performance-Vesting to Time-Vesting Options	162,553	0.10		(162,553)	0.10

Options outstanding—December 31, 2006	652,053	$0.11	$12,117,000	254,641	$0.10	$4,734,000

Vested and expected to vest—December 31, 2006	652,053	$0.11	$12,117,000	254,641	$0.10	$4,734,000

        The Company utilized the Black-Scholes option valuation model to calculate the fair value of the options modified during 2006 utilizing the following weighted-average assumptions:

2006
Risk-free interest rate	4.3%
Volatility	52.5%
Dividend rate	None
Life in years	2.2

        The risk-free interest rate is based upon the U.S Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options. The expected volatility rate is based on companies of similar growth and maturity and our peer group in the industry in which the Company does business. The dividend rate assumption is excluded from the calculation, as it is our present intention to retain all earnings. The expected life of our stock options represents the average between the vesting and contractual term, pursuant to SEC Staff Accounting Bulletin No. 107.

        The vesting activity for the 2003 Plan is summarized below:

	Time-Vesting Options					Performance-Vesting Options
			Weighted-Average					Weighted-Average
	Vested and Exercisable	Aggregate Exercise Price	Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value	Vested and Exercisable	Aggregate Exercise Price	Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value
January 1, 2004	4,000	$1,000			—	$—
Vesting during year	211,917	21,000			—	—

December 31, 2004	215,917	22,000			—	—
Vesting during year	206,667	21,000			—	—
Options exercised	(28,000)	(3,000)			—	—

December 31, 2005	394,584	40,000			—	—
Vesting during year	221,690	22,000				550,781	55,000
Options exercised	(370,166)	(37,000)				(296,140)	(30,000)

December 31, 2006	246,108	25,000	$0.10	6.9 years	$4,575,000	254,641	25,000	$0.10	6.9 years	$4,734,000

        As of December 31, 2006, the options outstanding under the 2003 Plan have exercise prices between $0.10 and $0.25 and the weighted-average remaining contractual life of the options outstanding was 6.9 years.

        A summary of the status of the non-vested stock awards is presented in the table below:

		Weighted-Average Grant Date Fair Value
January 1, 2006	1,182,416	$0.10
Vested	(772,471)	12.23
Forfeited	(4,000)	0.25

December 31, 2006	405,945	$6.56

        The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $9,451,000, $21,000, and $21,000, respectively.

        As of December 31, 2006, total unrecognized estimated compensation cost related to non-vested stock options granted to that date was approximately $2,568,000, which is expected to be recognized over a weighted-average period of approximately 1.9 years. The Company recorded cash received from stock options exercise of $67,000 and related tax benefits of $58,000 during the year ended December 31, 2006. Upon option exercise, the Company issues new shares of stock.

        Excess tax benefits exist when the tax deduction resulting from the exercise of options exceeds the compensation cost recorded. Prior to the adoption of SFAS No. 123R, the Company presented all such excess tax benefits as operating cash flows on the consolidated statements of cash flows. SFAS

No. 123R requires the cash flows resulting from such excess tax benefits to be classified as financing cash flows. Under SFAS No. 123R, the Company has classified excess tax benefits of $58,000 for the year ended December 31, 2006 as financing cash inflows.

        In November 2005, the FASB issued Staff Position No. SFAS No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax effects of share-based compensation under SFAS No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in-capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123R.

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following is a summary of the unaudited quarterly results of operations:

	Year Ended December 31, 2006
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$27,689	$23,083	$18,093	$26,540
Gross profit	15,650	13,742	9,644	14,426
Net income (loss)	2,415	1,626	223	(3,658)
Net income (loss) per common share:
Basic	0.23	0.16	0.02	(0.29)
Diluted	0.21	0.14	0.02	(0.29)
	Year Ended December 31, 2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$22,713	$20,393	$13,976	$21,624
Gross profit	14,088	12,025	8,495	12,016
Net income (loss)	3,418	1,682	589	2,134
Allocation of income to preferred stockholders	819	819	819	687
Net income (loss) available for common stockholders	2,599	863	(230)	1,447
Net income (loss) per common share:
Basic	0.26	0.09	(0.02)	0.14
Diluted	0.22	0.07	(0.02)	0.12

15.    GEOGRAPHIC INFORMATION

        Geographic revenue information is based on the location of the customer. All of the Company's assets are located in the United States. Net sales to unaffiliated customers by geographic region are as follows (dollars in thousands):

	Year Ended December 31,
Customer
	2006	2005	2004
United States	$89,236	$73,400	$58,692
Canada	5,819	4,218	2,700
Other	350	1,088	931

	$95,405	$78,706	$62,323

PHYSICIANS FORMULA
PHYSICIANS FORMULA
Concealer Twins
Concealer Twins

4,391,000 Shares

Physicians Formula Holdings, Inc.

Common Stock

PROSPECTUS
                    , 2007

Joint Book-Running Managers
Deutsche Bank Securities	Citigroup
Cowen and Company	Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$3,056
NASD filing fee	10,453
Printing expenses	100,000
Accounting fees and expenses	100,000
Transfer agents fees and expenses	10,000
Legal fees and expenses	250,000
Miscellaneous expenses	26,491

Total	$500,000

Item 14. Indemnification of Directors and Officers.

        The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        The Registrant's certificate of incorporation proves that, to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrant against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. Pursuant to director indemnification agreements with each of our directors, the Registrant has agreed to indemnify each of them if any of them are made party to or threatened to be made party to any proceeding, by reason of their status as a director or in any capacity with respect to any employee benefit plan of the Registrant, subject to certain exceptions.

Item 15. Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

        During the last three years, the Registrant has issued the following securities without registration under the Securities Act of 1933:

(1)
In December 2005, the Registrant issued senior subordinated notes due December 16, 2012, for an aggregate purchase price of $22,885,000 to Madison Capital Funding LLC and Union BanCal Equities, Inc.

The sale of the above securities was exempt from registration under Regulation D of the Securities Act for private offerings. The recipients were accredited investors and represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the senior subordinated notes. The recipients also either received adequate information about us or had access to such information.

(2)
In March 2004, the Registrant issued 150,000 options to purchase shares of common stock to Joseph J. Jaeger. The exercise price of the options was $0.10 per share.

(3)
In January 2005, the Registrant issued an aggregate of 37,000 options to purchase shares of common stock to Leslie H. Keegan, Louis T. Lembo, Martha Everhart, Vida Naranjo, Melisa K. Firedl, Barbara Ocampo-Victorio, Khristen A. Nicholas and Delphine F. Bodin. The exercise price of the options was $0.25 per share.

(4)
In April 2005, the Registrant issued 28,000 shares of common stock to Andre Pieters upon exercise of such individual's options to purchase shares of common stock. The exercise price of the options was $0.10 per share.

(5)
In January 2006, the Registrant issued 166,666 shares of common stock to Ingrid Jackel, 166,000 shares of common stock to Jeff Rogers and 18,750 shares of common stock to Joseph J. Jaeger upon exercise of such individuals' options to purchase shares of common stock. The exercise price of the options was $0.10 per share.

(6)
In March 2006, the Registrant issued 18,750 shares of common stock to Joseph J. Jaeger upon exercise of such individual's options to purchase shares of common stock. The exercise price of the options was $0.10 per share.

        The sales of the above securities were exempt from registration under Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. The Registrant was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and was not an investment company registered under the Investment Company Act of 1940 at the time of issuance. The aggregate sales price or amount of securities sold during any consecutive 12-month period did not exceed $1.0 million. All recipients were employees of the Registrant, and the options were granted pursuant to the Registrant's 2003 Stock Option Plan.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits.

        The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

        All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Azusa, State of California, on April 12, 2007.

PHYSICIANS FORMULA HOLDINGS, INC.
By:	/s/ JOSEPH J. JAEGER Name: Joseph J. Jaeger Title: Chief Financial Officer

* * * * *

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on April 12, 2007.

Signature	Title

* Ingrid Jackel	Chief Executive Officer and Director (principal executive officer)
/s/ JOSEPH J. JAEGER Joseph J. Jaeger	Chief Financial Officer (principal financial and accounting officer)
* Sonya T. Brown	Director
* Craig D. Frances	Director
* Claude Gros	Director
* Walter G. Kortschak	Director
* James A. Lawrence	Director
*
The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above-named officers and directors of Physicians Formula Holdings, Inc. and previously filed with the Securities and Exchange Commission.

/s/ JOSEPH J. JAEGER Joseph J. Jaeger Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of the Registrant.(2)
3.2	Amended and Restated By-laws of the Registrant.(2)
4.1	Specimen Common Stock Certificate.(1)
5.1	Opinion of Kirkland & Ellis LLP.*
10.1	Credit Agreement, dated as of November 14, 2006, among Physicians Formula, Inc., the lenders party thereto and Union Bank of California, N.A., as administrative agent.(2)
10.2	Stock Purchase Agreement, dated as of November 3, 2003, by and among the Registrant and the investors on the signature pages thereto.(1)
10.3	Management Services Agreement and Confidentiality Addendum, dated as of November 3, 2003, by and among Physicians Formula, Inc., Rene Futurer Inc. and Pierre Fabre Dermo-Cosmetique, S.A.(1)
10.4	Manufacturing Agreement and License and Confidentiality Addendum, dated as of November 3, 2003, by and between Physicians Formula, Inc. and Pierre Fabre Dermo-Cosmetique, S.A.(1)
10.5	Distribution Services Agreement and Confidentiality Addendum, dated as of November 3, 2003, by and among Physicians Formula, Inc., Rene Futurer Inc. and PFDC Holdings, Inc.(1)
10.6	Stockholders Agreement, dated as of November 3, 2003, by and among the Registrant and the persons on the signature pages thereto.(1)
10.7	Registration Agreement, dated as of November 3, 2003, by and among the Registrant and the persons on the signature pages thereto.(1)
10.8	Confidentiality Agreement, dated as of November 3, 2003, by and between the Registrant and Claude Gros.(1)
10.9	Employment Agreement, dated as of November 3, 2003, by and between the Registrant and Ingrid Jackel.(1)
10.10	Employment Agreement, dated as of November 3, 2003, by and between the Registrant and Jeff Rogers.(1)
10.11	Employment Agreement, dated as of March 8, 2004, by and between the Registrant and Joseph J. Jaeger.(1)
10.12	2003 Stock Option Plan.(1)
10.13	2006 Equity Incentive Plan.(1)
10.14	Stock Option Agreement (Time Vesting), dated as of November 3, 2003, by and between the Registrant and Ingrid Jackel.(1)
10.15	Stock Option Agreement (Time Vesting), dated as of November 3, 2003, by and between the Registrant and Jeff Rogers.(1)
10.16	Amended and Restated Stock Option Agreement, dated November 14, 2006, by and between the Registrant and Ingrid Jackel.(2)

10.17	Amended and Restated Stock Option Agreement, dated November 14, 2006, by and between the Registrant and Jeff Rogers.(2)
10.18	Stock Option Agreement (Time Vesting), dated as of March 8, 2004, by and between the Registrant and Joseph J. Jaeger.(1)
10.19	Amended and Restated Stock Option Agreement, dated November 14, 2006, by and between the Registrant and Joseph J. Jaeger.(2)
10.20	Amended Bonus Potential Letter by Physicians Formula, Inc. in favor of Joseph J. Jaeger.(2)
10.21	Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreement, dated as of November 3, 2003, by and between Physicians Formula, Inc. and Ingrid Jackel.(1)
10.22	Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreement, dated as of November 3, 2003, by and between Physicians Formula, Inc. and Jeff Rogers.(1)
10.23	Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreement, dated as of March 8, 2004, by and between Physicians Formula, Inc. and Joseph J. Jaeger.(1)
10.24	Executive Stock Purchase Agreement, dated as of November 3, 2003, by and between the Registrant and Ingrid Jackel.(1)
10.25	Executive Stock Purchase Agreement, dated as of November 3, 2003, by and between the Registrant and Jeff Rogers.(1)
10.26	Letter Agreement, dated as of November 3, 2003, by and between Physicians Formula, Inc. and Pierre Fabre Dermo-Costometique.(1)
10.27	Contingent Trade Secret License Agreement, dated as of November 3, 2003, by and between Physicians Formula, Inc. and Pierre Fabre Dermo-Cosmetique, S.A.(1)
10.28	2005 Nonqualified Deferred Compensation Plan, effective as of January 1, 2005.(1)
10.29	Nonqualified Deferred Compensation Plan, effective as of December 1, 1999.(1)
10.30	Settlement Agreement, dated as of June 7, 2006, among Physicians Formula, Inc., the registrant and Pierre Fabre Dermo-Cosmetique, S.A.(1)
10.31	Form of director indemnification agreement.(1)
10.32	Form of option award agreement for awards under 2006 Equity Incentive Plan.(1)
10.33	Form of restricted stock agreement for awards under 2006 Equity Incentive Plan.(1)
10.34	Form of non-qualified Stock Option Award Agreement for Ingrid Jackel, Jeff Rogers and Joseph J. Jaeger.(3)
10.35	2007 Bonus Plan.(3)
21.1	Subsidiaries of the Registrant.**
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*

(1)
Filed as an exhibit to Registration Statement on Form S-1 (No. 333-136913) and incorporated herein by reference.

(2)
Filed as an exhibit to Registrant's Form 10-Q for the period ended September 30, 2006 filed December 21, 2006 and incorporated herein by reference.

(3)
Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2006 filed March 16, 2007 and incorporated herein by reference.

*
Filed herewith.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Our Competitive Strengths
Our Growth Strategy
Risks Related to our Business
Our History
Corporate Information
Market, Ranking and Other Data
The Offering
Summary Consolidated Financial Information
RISK FACTORS
Risks Related to Our Business and Industry
Risks Relating to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION Compensation Discussion and Analysis
Summary Compensation Table
All Other Compensation Table
Grants of Plan-Based Awards
Outstanding Equity Awards at Fiscal Year-End
Option Exercises and Stock Vested
Non-Qualified Deferred Compensation
Potential Payments upon Termination or Change in Control
2006 Director Compensation
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF PRINCIPAL INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO PROSPECTIVE INVESTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PHYSICIANS FORMULA HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands, except share data)
PHYSICIANS FORMULA HOLDINGS, INC. CONSOLIDATED STATEMENTS OF INCOME (dollars in thousands, except per share data)
PHYSICIANS FORMULA HOLDINGS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (dollars in thousands, except share data)
PHYSICIANS FORMULA HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
PHYSICIANS FORMULA HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX